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
                                AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 2004

                                                                                                      REGISTRATION NO. _____________

====================================================================================================================================

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                                           ---------------

                                                              FORM S-2
                                                       REGISTRATION STATEMENT
                                                                UNDER
                                                     THE SECURITIES ACT OF 1933

                                                 COMMUNITY CAPITAL BANCSHARES, INC.
                                          ------------------------------------------------
                                           (Name of Small Business Issuer in its charter)

                GEORGIA                                          6021                                        58-2413468
---------------------------------------     ---------------------------------------------    ---------------------------------------
     (State or jurisdiction of                       (Primary Standard Industrial               (I.R.S. Employer Identification No.)
   incorporation or organization)                    Classification Code Number)

                                                         2815 MEREDYTH DRIVE
                                                        ALBANY, GEORGIA 31707
                                                           (229) 446-2265
                                              -----------------------------------------
                                                    (Address and telephone number
                                                   of principal executive offices)

                       ROBERT E. LEE                                                       COPIES TO:
                         PRESIDENT                                                   KATHRYN L. KNUDSON, ESQ.
              COMMUNITY CAPITAL BANCSHARES, INC.                                POWELL GOLDSTEIN FRAZER & MURPHY LLP
                      2815 MEREDYTH DRIVE                                    191 PEACHTREE STREET, N.E., 16TH FLOOR
                     ALBANY, GEORGIA 31707                                            ATLANTA, GEORGIA 30303
                       (229) 446-2265                                                    (404) 572-6600
      -----------------------------------------------
         (Name, address, and telephone number of
                   agent for service)
                                                                                      THOMAS O. POWELL, ESQ.
                                                                                       TROUTMAN SANDERS LLP
                                                                              600 PEACHTREE STREET, N.E., SUITE 5200
                                                                                      ATLANTA, GEORGIA 30308
                                                                                          (404) 885-3294

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                   CALCULATION OF REGISTRATION FEE:
----------------------------- ----------------------- ---------------------------- -------------------------- ----------------------
   Title of Each Class of                                  Proposed Maximum        Proposed Maximum Aggregate        Amount of
Securities to be Registered   Amount to be Registered  Offering Price per Unit (1)       Offering Price           Registration Fee
----------------------------- ----------------------- ---------------------------- -------------------------- ----------------------

       COMMON STOCK,             1,000,000 shares                 $11.72                   $11,720,000              $1,485.00
       $1.00 PAR VALUE
----------------------------- ----------------------- ---------------------------- -------------------------- ----------------------

(1) Estimated solely for the purpose of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the common stock as reported by the Nasdaq SmallCap Market for June 1, 2004.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL
THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME
EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

====================================================================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


      PRELIMINARY PROSPECTUS DATED __________, 2004; SUBJECT TO COMPLETION


                                1,000,000 SHARES

                       COMMUNITY CAPITAL BANCSHARES, INC.

                                  COMMON STOCK


        This is an offering of up to 1,000,000 shares of Community Capital Bancshares, Inc. common stock. We have engaged FIG Partners, L.L.C. to act on a best efforts basis as our selling agent in connection with the offering. As part of the offering, our selling agent may offer and sell the common stock to our officers and directors and other persons identified by us. Our common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "ALBY." On May 28, 2004, the closing price of the common stock was $12.44 per share

        Because the offering is being conducted on a best efforts basis, the selling agent is not required to sell any minimum number or dollar amount of shares and is not obligated to purchase the shares if they are not sold to the public. There is no minimum number of shares that must be sold in order to close the offering.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                                   PER SHARE      TOTAL
                                                   ---------      -----
             Public offering price                   $____        $____
             Selling Agent's commissions             $____        $____
             Proceeds to us, before expenses         $____        $____

        We will pay our selling agent a sales commission equal to 6.25% of the offering price of the shares it sells in the offering. No commission, however, will be paid on shares having an aggregate value up to $2,500,000 which are sold to our directors and officers and other individuals identified by our directors and officers to the selling agent. Accordingly, the table above reflects a sales commission of 6.25% of the aggregate offering price for [__________] shares to be sold by the selling agent.

        THE SHARES OF COMMON STOCK OFFERED ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        We expect to deliver the shares to purchasers on or about ______, 2004, upon receipt of the purchase price of the shares and subject to customary closing conditions.



                              FIG PARTNERS, L.L.C.



                 The date of this prospectus is _________, 2004.


--------------------------------------------------------------------------------

                                     SUMMARY

        THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER
BEFORE INVESTING IN THE COMMON STOCK. YOU SHOULD READ CAREFULLY THE ENTIRE
PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "WE," "US," AND "OUR"
IN THIS PROSPECTUS REFER TO COMMUNITY CAPITAL BANCSHARES, INC. AND ITS
SUBSIDIARIES, ALBANY BANK & TRUST, N.A.; FIRST BANK OF DOTHAN, INC.; COMMUNITY
CAPITAL STATUTORY TRUST I; AND COMMUNITY CAPITAL TECHNOLOGY SERVICES, INC.

OUR COMPANY

Community Capital Bancshares, Inc.
2815 Meredyth Drive
Albany, Georgia  31707
(229) 446-2265

        Community Capital Bancshares, Inc. is a multi-bank holding company headquartered in Albany, Georgia. We were formed in August 1998 as a Georgia corporation and currently serve as the holding company and sole shareholder of Albany Bank & Trust and First Bank of Dothan. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "ALBY."

        Albany Bank & Trust is a national bank that began its banking operations on April 28, 1999. Since its opening, Albany Bank & Trust has grown to approximately $142,052,000 in total assets as of March 31, 2004. During this time Albany Bank & Trust has expanded its locations by adding branch offices in Lee County, Georgia, east Albany and downtown Albany. In November 2003, we expanded our market presence to Dothan, Alabama with our acquisition of First
Bank of Dothan, an Alabama state bank with total assets of approximately
$29,202,000 as of March 31, 2004. We believe that the Dothan market presents opportunities similar to the Albany market and a potential for future growth.

        We strive to provide superior customer service and maintain a friendly
"hometown" atmosphere for our customers. We believe that these features are our competitive advantage in our local markets and have contributed to our growth over the past five years. We provide a broad array of banking products through our five branch locations, eight ATMs, Internet-based banking and telephone banking. At March 31, 2004 we had total assets of $171,664,000, total deposits of $135,541,000 and total shareholders' equity of $13,962,000. Future growth for our company will be dependent upon a combination of internal growth within our banks and external growth through new branch expansions to new markets or acquisitions of existing banks in new markets.

        For the first quarter of 2004, we had net income of $222,000 or $0.13 per share. This compares to the 2003 amount for the same period of $70,000 or $0.05 per share.

MARKET OPPORTUNITY

        The primary service areas for Community Capital are Dougherty and Lee counties in southwest Georgia and Houston County in southeast Alabama.
Historically, Community Capital has primarily focused on the Albany Metropolitan
Statistical Area (MSA), which includes both Dougherty and Lee counties. With the acquisition of First Bank of Dothan, we have expanded westward into southeastern
Alabama, primarily to the communities located in or near Dothan. Additionally, in February, 2004, Albany Bank & Trust opened a loan production office in Auburn, Alabama, which is located between Columbus, Georgia and Montgomery, Alabama on Interstate 85. Upon completion of the offering, First Bank of Dothan plans, subject to regulatory approval, to construct a branch office in Auburn, Alabama and further strengthen its presence in southeastern Alabama. Management believes its expansion into

                                       1

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

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southeastern Alabama will increase Community Capital's prospects for future growth and diversify its business, making it is less dependent on one economic area.

OUR STRATEGY

        Ultimately, our success depends on our ability to excel as bankers in our market areas. As a smaller community banking organization, our banks are unable to compete with larger banks purely on a pricing basis. We must differentiate ourselves from them by providing superior customer service. This is accomplished by providing a warm, friendly atmosphere for customers entering our banks; prompt service to our customers by our knowledgeable bank staff; and prompt resolution of customer problems. By gaining our customers' acceptance and developing our reputation as a hometown bank, we hope to gain repeat business as well as referrals from existing customers. Prompt, friendly service has been a way of life at Albany Bank & Trust since it opened and will be transferred to the staff at First Bank of Dothan as they are integrated into Community Capital.

THE OFFERING

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

Shares of common stock offered by
this prospectus..........................................1,000,000 shares. The selling agent will use its best efforts to sell the shares of
                                                         common stock we are offering, but the
                                                         selling agent is not required to sell any
                                                         minimum number or dollar amount of shares.

Shares of common stock to be outstanding after the
offering, assuming all of the offered shares are sold....2,701,115 shares

Net proceeds.............................................The net proceeds from this offering will be approximately $11,665,750 million, after
                                                         deducting offering expenses and selling
                                                         agent commissions and assuming an
                                                         offering price of $12.44 and all of the
                                                         shares offered are sold.

Use of proceeds..........................................We plan to use the net proceeds from the offering to pay off $1.75 million in
                                                         existing debt, to provide additional
                                                         capital to our subsidiary banks to
                                                         support asset growth, to fund future
                                                         bank or branch acquisitions, and for
                                                         other general corporate purposes.

Risk factors.............................................See "Risk Factors" on page 6 for a discussion of factors you should
                                                         carefully consider before deciding to
                                                         invest in shares of our common stock.

        The number of shares of common stock to be outstanding after the offering is based upon the number of shares outstanding as of April 30, 2004 and excludes:


                                       2

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        o       64,149 shares of treasury stock;

        o 242,935 shares issuable upon exercise of outstanding stock options as of April 30, 2004 at a weighted average exercise price of $8.94 per share;

        o 266,135 shares issuable upon exercise of outstanding warrants as of April 30, 2004 at a weighted average exercise price of $7.00 per share;

        o 148,315 additional shares reserved for issuance pursuant to future grants and awards under our stock incentive plans as of April 30, 2004; and

        o a number of shares equal to 5% of the number of shares sold in this offering, which will be subject to an option that we intend to grant to our president, Robert E. Lee, upon completion of this offering. This option will be granted under our 1998 Stock Incentive Plan. See "Management--Option Grant Upon Completion of Offering" on page 41.












                                       3

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                       SUMMARY CONSOLIDATED FINANCIAL DATA

        Our summary consolidated financial information presented below as of and for the years ended December 31, 2001 through December 31, 2003 is derived from our audited consolidated financial statements. You should read it together with our consolidated financial statements and the notes thereto included in our 2003 Annual Report to Shareholders, which is incorporated by reference into this prospectus as part of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and our report on Form 10-QSB for the quarter ended March 31, 2004, which is also incorporated by reference into this prospectus. See "Documents Incorporated by Reference" on page 63. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                                   AT OR FOR QUARTER ENDED MARCH 31,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   ---------------------------------       -------------------------------------
                                                           2004             2003            2003           2002           2001
                                                           ----             ----            ----           ----           ----
                                                                 (unaudited)                             (audited)

                                                                     (Dollars in thousands, except per share amounts)
SELECTED BALANCE SHEET DATA:

   Assets........................................      $  171,664       $  120,130     $  158,729      $  109,186     $   88,685
   Investment securities.........................          28,986           17,019         31,792          16,199         14,999
   Loans receivable (net)........................         108,991           89,142        107,471          80,891         61,183
   Allowance for loan losses.....................           1,957              952          2,118             821            618
   Goodwill and other intangible assets, net.....           2,560                -          2,590               -              -
   Deposits......................................         135,541           94,916        123,222          86,004         69,831
   Borrowings and securities sold under
     agreements to repurchase....................          17,177           10,823         16,019          10,885          9,251
   Subordinated debt.............................           4,124                -          4,000               -              -
   Shareholders' equity..........................          13,962            9,803         13,298           9,743          9,185

SELECTED RESULTS OF OPERATIONS DATA:

   Interest income...............................      $    2,348       $    1,658     $    7,268      $    6,316     $    5,704
   Interest expense..............................             687              635          2,634           2,703          2,872
   Net interest income...........................           1,661            1,023          4,634           3,613          2,832
   Provision for loan losses.....................              15              130            409             442            393
   Net interest income after provision
     for loan losses.............................           1,646              893          4,225           3,171          2,439
   Other income..................................             225              250          1,065             899            688
   Other expenses................................           1,546            1,025          4,352           3,216          2,521
   Income before income taxes....................             325              118            938             854            606
   Income taxes..................................             103               48            288             287           (45)
   Net income....................................             222               70            650             567            651

PER SHARE DATA:
   Earnings:
     Basic.......................................      $     0.13       $     0.05     $     0.44      $     0.39     $     0.45
     Diluted.....................................            0.12             0.04           0.39            0.38           0.44
   Book value....................................            8.21             6.85           7.93            6.81           6.35
   Tangible book value...........................            6.70             6.85           6.38            6.81           6.35
   Weighted average shares outstanding:
     Basic.......................................       1,714,196        1,431,370      1,460,293       1,439,314      1,458,743
     Diluted.....................................       1,924,240        1,610,849      1,666,143       1,510,241      1,486,126

                                       4

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

--------------------------------------------------------------------------------------------------------------------------------

                                                   AT OR FOR QUARTER ENDED MARCH 31,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   ---------------------------------       -------------------------------------
                                                           2004             2003            2003           2002           2001
                                                           ----             ----            ----           ----           ----

                                                                     (Dollars in thousands, except per share amounts)


PERFORMANCE RATIOS:

   Return on average assets......................           0.55%            0.25%          0.51%           0.56%          0.88%
   Return on average equity......................           6.66%            3.08%          6.38%           6.00%          7.43%
   Net interest margin...........................           4.51%            3.88%          3.83%           3.83%          4.07%
   Interest rate spread..........................           4.34%            3.58%          3.59%           3.48%          3.41%
   Efficiency ratio..............................          81.97%           80.52%         76.36%          71.28%         71.63%
   Average interest-earning assets to
     average interest-bearing liabilities........           1.09             1.12           1.11            1.12           1.16
   Average loans to average deposits.............          88.22%           95.69%         93.72%          86.72%         58.82%

ASSET QUALITY RATIOS:
   Nonperforming loans to net loans..............           0.15%            0.05%          1.48%           0.04%          0.26%
   Nonperforming assets to total assets..........           0.66%            0.17%          1.55%           0.18%          0.18%
   Net charge-offs to average total loans........           0.16%         -0.0012%          0.41%           0.34%          0.46%
   Total allowance for loan losses to
     total nonperforming loans...................          11.86            23.22           1.33           26.48           3.89
   Total allowance for loan losses to
     total loans receivable......................           1.76%            1.06%          1.93%           1.00%          1.00%

CAPITAL RATIOS:

   Average equity to average assets..............           8.26%            8.23%          7.97%           9.38%         11.79%
   Average tangible equity to average
     tangible assets.............................           6.68%            8.23%          7.66%           9.38%         11.79%
   Leverage ratio................................           8.65%           10.64%          7.89%           9.38%         11.79%
   Tier 1 risk-based capital ratio...............          12.14%           13.37%         11.96%          12.23%         14.79%
   Total risk-based capital ratio................          14.45%           14.47%         14.34%          13.24%         15.76%





                                                             5

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

                                  RISK FACTORS

        AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES VARIOUS RISKS.
BEFORE DECIDING TO INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE
RISKS DESCRIBED BELOW IN CONJUNCTION WITH THE OTHER INFORMATION IN THIS
PROSPECTUS AND INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS,
INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. OUR BUSINESS,
FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED BY ANY OF THE
FOLLOWING RISKS OR OTHER RISKS, WHICH HAVE NOT BEEN IDENTIFIED OR WHICH WE MAY
BELIEVE ARE IMMATERIAL OR UNLIKELY. THE VALUE OR MARKET PRICE OF OUR COMMON
STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF
YOUR INVESTMENT.

IF WE DO NOT SUCCESSFULLY INTEGRATE FIRST BANK OF DOTHAN INTO OUR BUSINESS, WE
MAY NOT REALIZE THE EXPECTED BENEFITS FROM OUR ACQUISITION.

        We acquired First Bank of Dothan on November 13, 2003. We may encounter unforeseen expenses as well as difficulties and complications in integrating
First Bank of Dothan's operations with our overall operations. We expect to maintain most of First Bank of Dothan's key customers and personnel and integrate First Bank of Dothan's systems and procedures into ours with a minimal amount of cost and diversion of management time and attention. If we are unable to integrate First Bank of Dothan in a timely manner or if we experience disruptions with First Bank of Dothan's customer relationships, the anticipated benefits of the acquisition of First Bank of Dothan may not be realized and our results of operations may be adversely affected.

WE MAY FACE RISKS WITH RESPECT TO FUTURE EXPANSION AND ACQUISITIONS OR MERGERS.

        We continuously seek to acquire other financial institutions or parts of those institutions and may engage in DE NOVO branch expansion, acquisitions or mergers in the future. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

        o the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

        o the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

        o the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

        o our ability to finance an acquisition and possible dilution to our existing shareholders;

        o the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

        o       entry into new markets where we lack experience;

        o       the introduction of new products and services into our business;

        o the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

        o       the risk of loss of key employees and customers.

                                       6

        We may incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future merger or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

THE TRADING VOLUME IN OUR COMMON STOCK HAS BEEN LOW AND THE SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

        The trading volume in our common stock on the Nasdaq SmallCap Market has been relatively low when compared with larger companies listed on the Nasdaq SmallCap Market, the Nasdaq National Market or the stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

        We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock. Upon completion of this offering, assuming all of the offered shares are sold, we will have approximately 2,701,115 shares of common stock outstanding.

AN ECONOMIC DOWNTURN, ESPECIALLY IN SOUTHWESTERN GEORGIA AND SOUTHEASTERN ALABAMA, COULD HAVE AN ADVERSE EFFECT ON THE QUALITY OF OUR LOAN PORTFOLIO AND OUR FINANCIAL PERFORMANCE.

        Economic recession over a prolonged period or other economic problems in Albany, Georgia; Dothan, Alabama; or in Georgia and Alabama generally could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services. For example, a downturn in the local economy could make it more difficult for borrowers to repay their loans, which could lead to loan losses. This could in turn reduce our net income and profitability.

UNEXPECTED CHANGES IN INTEREST RATES MAY DECREASE OUR NET INTEREST INCOME.

        If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. For example, as of March 31, 2004, we had a one-year negative "gap," meaning that we had more interest rate-sensitive liabilities than interest rate-sensitive assets maturing or repricing within one year of that time. This means that our net interest income is likely to decrease in an increasing interest rate environment unless we adjust our mix of assets and liabilities to compensate for this effect. If we were in a positive "gap" position, meaning we had more interest-sensitive assets than liabilities, our net interest income would likely decrease in a decreasing interest rate environment unless we adjusted our mix of assets and liabilities to compensate for this effect. The measures that we take to guard against interest rate risk may not be effective in minimizing our exposure to this risk. As of March 31, 2004, Community Capital's cumulative one-year interest rate-sensitivity gap ratio was 78%. Community Capital's target ratio is 80% to 120% in this time horizon. Community Capital has a substantial amount of certificates of deposit repricing in the first half of 2004. While management believes these deposits can be repriced at the current low rates for an extended period, Community Capital's liquidity may be negatively affected if these deposits reprice at higher rates than anticipated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management," page 26.

WE MAY LOSE PRINCIPAL AND INTEREST DUE TO US BECAUSE OF OUR BORROWERS' FAILURE TO PERFORM ACCORDING TO THE TERMS OF THEIR LOAN AGREEMENTS.

        One of the greatest risks facing lenders generally is credit risk; that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of a loan agreement. Because many of the loans made by our subsidiary banks are secured by real estate, any conditions adversely affecting the real estate market in our primary market areas could have a significant adverse effect on the level of our nonperforming loans and/or the value of the collateral securing a substantial portion of our loans.

OUR ALLOWANCE FOR LOAN LOSSES COULD BECOME INADEQUATE.

        We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Our management determines the amount of the allowance for loan losses based on general market conditions, credit quality of the loan portfolio, and performance of our customers relative to their financial obligations with us. Although we believe our allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will continue to be adequate in the future. Excessive loan losses could have a material adverse effect on our financial performance.

INDUSTRY COMPETITION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY.

        Competition in the banking and financial services industry is intense, and our profitability depends upon our continued ability to compete in our market areas. We compete with national, regional and community banks; savings and loan associations; credit unions; finance companies; mutual funds; insurance companies; and brokerage and investment banking firms operating locally and elsewhere. In addition, because the Gramm-Leach-Bliley Act permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering a wider variety of financial services than we currently offer could enter and aggressively compete in the markets we currently serve. Many of these competitors have substantially greater resources, lending limits and operating histories than we do and may offer services that we do not or cannot provide. See "Business--Competition," page 33.

DEPARTURES OF OUR KEY PERSONNEL MAY IMPAIR OUR OPERATIONS.

        We are a customer-focused and relationship-driven organization. Our growth and success have been in large part driven by the personal customer relationships maintained by our senior management team. Each member of our senior management team is important to our success, and the unexpected loss of any of these persons could impair our day-to-day operations as well as our strategic direction. Our senior management team includes:

        o Charles M. Jones, III, Chief Executive Officer and Chairman of the Board of Community Capital and Albany Bank & Trust;

        o       Robert E. Lee, President of Community Capital and Albany Bank &
                Trust;

        o David C. Guillebeau, Executive Vice President and Senior Lending Officer of Albany Bank & Trust; and

        o David J. Baranko, Chief Financial Officer of Community Capital and Albany Bank & Trust.

        Although we have entered into employment agreements with Messrs. Lee and Guillebeau, we cannot assure you of their continued service. See "Management," page 39.

OUR ABILITY TO PAY DIVIDENDS IS RESTRICTED BY FEDERAL POLICIES AND REGULATIONS, AND WE MAY NOT PAY DIVIDENDS IN THE FUTURE.

        Federal Reserve Board policy, the Office of the Comptroller of the Currency (the "OCC") regulations and the Alabama State Banking Department regulations restrict our ability to pay dividends, and we cannot assure you that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that a bank holding company should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. Although we have paid dividends in the past, we can make no assurance that we will be able to continue to pay dividends in the future. Our ability to declare and pay dividends on our common stock depends upon our earnings and financial condition, our liquidity and capital requirements, the general economic and regulatory climate, and other factors our Board of Directors deems relevant.

        Our principal source of funds to pay dividends is cash dividends that we receive from our subsidiaries, Albany Bank & Trust and First Bank of Dothan. Under the terms of a Memorandum of Understanding, dated January 9, 2003, First Bank of Dothan may not pay any cash dividends without the prior written consent of the FDIC and the Alabama State Banking Department. In the absence of the Memorandum of Understanding, First Bank of Dothan may not declare or pay a dividend in excess of 90% of its net earnings until its surplus is equal to 20% of its capital. First Bank of Dothan is also required by state law to obtain prior approval of the Alabama State Banking Department for payments of dividends if the total of all dividends in any year will exceed (1) the total of First Bank of Dothan's net earnings for that year, plus (2) First Bank of Dothan's retained net earnings for the preceding two years, less any required transfers to surplus. Albany Bank & Trust is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by its Board of Directors in any year will exceed (1) the total of Albany Bank & Trust's net profits for that year, plus (2) Albany Bank & Trust's retained net profits of the preceding two years, less any required transfers to surplus. See "Supervision and Regulation--Payment of Dividends," page 58, and "Business--Lending Services--Memorandum of Understanding," page 36.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT PORTION OF OUR OUTSTANDING COMMON STOCK AND MAY BE ABLE TO CONTROL THE OUTCOME OF CORPORATE ACTIONS THAT REQUIRE SHAREHOLDER APPROVAL.

        Our directors and executive officers may purchase up to approximately 200,000 shares of common stock in this offering. After this offering, and taking into account their purchase of up to 200,000 shares in the offering, our directors and executive officers are expected to beneficially own or control approximately 1,073,184 shares, including shares subject to exercisable warrants and options, representing approximately 34.7% of our outstanding common stock. Additionally, on April 26, 2004, our Board of Directors approved the grant, upon the closing of this offering to our president, Robert E. Lee, of an option to purchase a number of shares equal to 5% of the shares sold in this offering with an exercise price equal to the public offering price. As a result, our directors and executive officers could exercise significant control over matters requiring shareholder approval, including the election of directors or a change in control of our company. See "Principal Shareholders and Stock Ownership of Management," page 37.

GOVERNMENT REGULATION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND
GROWTH.

        Bank holding companies and banks are subject to extensive state and federal government supervision and regulation. First Bank of Dothan, which we acquired in November 2003, is also subject to a Memorandum of Understanding, dated January 9, 2003, which primarily places limitations on First Bank of Dothan's lending practices, dividends and capital leverage ratios. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations. See "Supervision and Regulation," page 51.

IF WE RAISE ADDITIONAL CAPITAL BY ISSUING MORE SHARES OF COMMON STOCK, YOUR OWNERSHIP INTEREST IN COMMUNITY CAPITAL MAY BE DILUTED.

        The issuance of additional shares of common stock could dilute your ownership interest in Community Capital. Our Board of Directors may elect to raise additional capital by issuing additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and the other terms of this offering.

WE HAVE BROAD DISCRETION IN USING THE NET PROCEEDS OF THIS OFFERING. OUR FAILURE TO EFFECTIVELY USE THESE PROCEEDS COULD ADVERSELY AFFECT OUR ABILITY TO EARN PROFITS.

        We intend to use the net proceeds of this offering to pay off $1.75 million in existing debt, to provide additional capital to our subsidiaries to support asset growth, for future bank or branch acquisitions and for other general corporate purposes. In particular, we intend to provide an additional $5 million in capital to First Bank of Dothan. First Bank of Dothan intends to use approximately $1,000,000 of the additional capital to construct a new branch office in Auburn, Alabama. First Bank of Dothan plans to use the remaining additional capital to support asset growth generally. In the event we do not sell all of the shares offered, we intend to use the net proceeds first to provide up to $5 million in additional capital to First Bank of Dothan and then to pay off all, or part of, our existing $1.75 million debt. Otherwise, we have not allocated specific amounts of the net proceeds to specific purposes and will have significant flexibility in determining our application of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

                           CAUTIONARY STATEMENT ABOUT
                           FORWARD-LOOKING STATEMENTS

        Various matters discussed in this document and in documents incorporated by reference in this prospectus, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "should," "could," "project," "predict," "potential" and similar expressions are intended to identify such forward-looking statements.

        The cautionary statements in the "Risk Factors" section and elsewhere in this prospectus or in documents incorporated by reference also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus and in documents incorporated by reference, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies; deposit levels; loan demand; loan collateral values; securities portfolio values; interest rate risk management; the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market areas and elsewhere, including institutions operating through the Internet; and changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We do not intend to and assume no responsibility for updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

                                 USE OF PROCEEDS

        The following table sets forth the calculation of our net proceeds from the offering at an assumed public offering price of $12.44 per share, which was the closing price of our common stock on May 28, 2004. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 25%, 50% and 100% of the shares of common stock that we are offering.


                                                       25%            50%              100%
                                                       ---            ---              ----
Shares of common stock sold.....................       250,000        500,000         1,000,000

Public offering price...........................    $    12.44     $    12.44       $     12.44

Gross offering proceeds.........................     3,110,000      6,220,000        12,440,000

Selling agent's commission (1)..................        38,125        232,500           621,250

Estimated expenses of the offering..............       153,000        153,000           153,000

Net proceeds to us..............................    $2,918,875     $5,834,500       $11,665,750

--------------
(1) Assumes shares having an aggregate value of $2,500,000 are purchased by our directors and officers and other individuals identified by our directors and officers, for which no commission will be paid.


        We plan to use the net proceeds from the offering to:

        o       pay off $1.75 million in existing debt;

        o provide additional capital to our subsidiary banks to support asset growth;

        o       fund future bank or branch acquisitions; and

        o       support other general corporate purposes.

        In particular, we intend to provide an additional $5 million in capital to First Bank of Dothan. First Bank of Dothan intends to use approximately $1,000,000 of the additional capital to construct a new branch office in Auburn, Alabama. First Bank of Dothan plans to use the remaining additional capital to support asset growth generally. In the event we do not sell all of the shares offered, we intend to use the net proceeds first to provide up to $5 million in additional capital to First Bank of Dothan and then to pay off all, or part of, our existing $1.75 million debt. Otherwise, we have not established any priorities for use of the net proceeds from the offering.

        Our existing $1.75 million debt consists of a line of credit with Nexity Bank, Birmingham, Alabama. The line of credit matures on November 14, 2016 and bears interest at a rate equal to prime less 0.50% per annum. We obtained and drew $1.75 million on the line of credit in January, 2004 in order to fund the acquisition of First Bank of Dothan.

                                 CAPITALIZATION

        The following table shows our capitalization as of March 31, 2004. Our capitalization is presented on an actual historical basis and as adjusted to give effect to the receipt of the estimated net proceeds from the offering, assuming that we sell 25%, 50% and 100% of the shares of common stock that we plan to sell at an assumed offering price of $12.44 per share, which was the closing price of our common stock on May 28, 2004. The "As Adjusted" columns further assume that shares having an aggregate value of $2,500,000 are sold to our directors and officers and other persons identified by our directors and officers and no commissions are paid on the sale of those shares.

                                                                                MARCH 31, 2004
                                                       -----------------------------------------------------------------

                                                           ACTUAL                         AS ADJUSTED
                                                           ------                         -----------
                                                                              25%              50%             100%
                                                                              ---              ---             ----
LONG-TERM DEBT:

       Junior subordinated debentures due 2033          $ 4,124,000      $ 4,124,000      $ 4,124,000     $ 4,124,000
         (related to trust preferred securities)

       Long-Term Debt                                     1,750,000        1,750,000          915,500          --

SHAREHOLDERS' EQUITY:

       Preferred stock, par value not stated;                --               --               --              --
         2,000,000 shares authorized, no shares
         issued and outstanding (actual and as
         adjusted)

       Common stock; $1.00 par value; 10,000,000          1,765,264        2,015,264        2,265,264       2,765,264
         shares authorized; 1,765,264 shares issued
         and 1,701,115 shares outstanding (actual);
         2,015,264; 2,265,264; and 2,765,264 shares
         issued and 1,951,115; 2,201,115; 2,701,115
         shares outstanding (as adjusted 25%, 50%
         and 100%, respectively)

         Additional paid-in capital                      11,197,553       13,866,428       16,532,053      21,863,303

         Retained earnings                                1,103,547        1,103,547        1,103,547       1,103,547

         Accumulated other comprehensive income             347,664          347,664          347,664         347,664

         Less cost of treasury stock,                     (451,684)         (451,684)        (451,684)       (451,684)
           64,149 shares

TOTAL SHAREHOLDERS' EQUITY                              $13,962,344      $16,881,219      $19,796,844     $25,628,094

NET TANGIBLE BOOK VALUE PER SHARE                             $6.70            $7.34            $7.83           $8.54

                         PRICE RANGE OF OUR COMMON STOCK

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "ALBY." On May 28, 2004, the closing price of our common stock reported on the Nasdaq SmallCap Market was $12.44 per share. As of that date, there were approximately 169 holders of record of our common stock.

        The following table sets forth the high and low bid prices for our common stock on the Nasdaq SmallCap Market for the calendar quarters indicated. Stock price data on the Nasdaq SmallCap Market reflects inter-dealer prices, without retail markup or markdown or commission, and may not necessarily represent actual transactions. In addition, the table provides the cash dividend per share we paid on our common stock in each of these calendar quarters.

                                                     HIGH AND LOW SALES PRICE   DIVIDENDS DECLARED
                                                             PER SHARE               PER SHARE
                                                    -----------------------------------------------

                                                       HIGH             LOW
                                                       ----             ---

        2004
         First Quarter                                $13.00           $10.92           $0.02
         Second Quarter through May 28, 2004          $12.45           $10.55           $0.02

        2003
         First Quarter                                $13.08           $10.16              --
         Second Quarter                               $15.00           $11.01           $0.02
         Third Quarter                                $14.50           $11.50           $0.02
         Fourth Quarter                               $14.00           $11.56           $0.02

        2002
         First Quarter                                 $9.00            $7.35              --
         Second Quarter                                $8.65            $7.00              --
         Third Quarter                                 $8.76            $6.50              --
         Fourth Quarter                               $11.10            $7.75              --

        We intend to continue paying cash dividends, but make no assurances that we will pay any dividends. The amount and frequency of cash dividends, if any, will be determined by our Board of Directors after consideration of various factors, which may include the following:

         o  Our financial condition         o  Regulatory limitations
         o  Our results of operations       o  Tax considerations
         o  Investment opportunities        o  The amount of net proceeds
            available to us                    retained by us
         o  Capital requirements            o  General economic conditions

        Our ability to pay dividends depends upon the ability of our subsidiaries to pay dividends to us and our borrowing capacity. Because our subsidiary banks are subject to various banking laws and regulations, the ability of these subsidiaries to pay dividends may be limited or otherwise restricted. Under the terms of a Memorandum of Understanding, dated January 9, 2003, First Bank of Dothan may not pay any cash dividends without the prior written consent of the FDIC and the Alabama State Banking Department. Absent the Memorandum of Understanding, First Bank of Dothan may not declare or pay a dividend in excess of 90% of its net earnings until First Bank of Dothan's surplus is equal to 20% of its capital. First Bank of Dothan is also required by state law to obtain prior approval of the Alabama State Banking Department for payments of dividends if the total of all dividends in any year will exceed (1) the total of First Bank of Dothan's net earnings for that year, plus (2) First Bank of Dothan's retained net earnings for the preceding two years, less any required transfers to surplus. Albany Bank & Trust is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by our Board of Directors in any year will exceed (1) the total of Albany Bank & Trust's net profits for that year, plus (2) Albany Bank & Trust's retained net profits of the preceding two years, less any required transfers to surplus. See "Supervision and Regulation--Payment of Dividends," page 58, and "Business--Lending Services--Memorandum of Understanding," page 36.

        In addition, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to our financial institution subsidiaries and to commit resources to support these subsidiaries in circumstances where we might not otherwise do so. This policy could have the effect of reducing the amount of dividends we are allowed to declare. See "Supervision and Regulation--Community Capital--Support of Subsidiary Institutions," page 54.

        Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of March 31, 2004, we had approximately $4.1 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, or if we fail to comply with certain covenants under our loan agreements, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures and until we comply with the covenants under our loan agreements.

        At March 31, 2004, under applicable regulations, the amount available to be paid as dividends by Albany Bank & Trust without prior regulatory approval was $2,073,000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

        The following is a discussion of the financial condition of Community Capital Bancshares, Inc. ("Community Capital") and its bank subsidiaries, Albany Bank & Trust, N.A. and First Bank of Dothan, Inc., at March 31, 2004 and 2003 and December 31, 2003 and 2002 and the results of their operations for the periods then ended. The purpose of this discussion is to focus on information about Community Capital's financial condition and results of operations which are not otherwise apparent from the audited consolidated financial statements. Reference should be made to those statements and the other financial information presented elsewhere in this prospectus for an understanding of the following discussion and analysis.

OVERVIEW

        Net income for the three months ended March 31, 2004 was $222,000 as compared to $70,000 for the three months ended March 31, 2003. Net income before taxes increased $207,000 to $325,000. Community Capital recorded provisions for income taxes of $103,000, or 32% of net income before taxes, in the three months ended March 31, 2004 compared to $48,000, or 41% of net income before taxes for the three months ended March 31, 2003. Basic earnings per share for the three months ended March 31, 2004 were $0.13 compared to $0.05 for the three months ended March 31, 2003. Total assets increased during the three months ended March 31, 2004 by $12,900,000, or 8%.

        Net income for 2003 was $650,000 as compared to the prior year amount of $567,000, representing an increase in net income of $83,000. Net income before taxes increased $84,000 to $938,000. Community Capital recorded provisions for income taxes of $289,000, or 31% of net income before taxes, in 2003 compared to $287,000, or 34% of net income before taxes, in 2002. Basic earnings per share increased in 2003 to $0.44 from the 2002 amount of $0.39. Total assets increased during the year by $49,500,000, or 45%. The acquisition of First Bank of Dothan accounted for $29,900,000, or 60%, of the total increase in assets.

FINANCIAL CONDITION AT MARCH 31, 2004

        As of March 31, 2004 Community Capital's total assets were $171,664,000 representing an increase of $12,935,000, or 8.15%, from December 31, 2003. Earning assets consist of federal funds sold, investment securities and loans. These assets provide the majority of Community Capital's earnings. The mix of earning assets is a reflection of management's philosophy regarding earnings versus risk.

        Federal funds sold represent an overnight investment of funds and can be converted immediately to cash. At March 31, 2004, federal funds sold were $13,790,000. At December 31, 2003, Community Capital had federal funds sold of $2,684,000.

        Investment securities consist of U.S. Government and Agency securities and municipal bonds. These investments are used to provide fixed maturities and as collateral for advances from the Federal Home Loan Bank and large public fund deposits. During the first quarter of 2004, investment securities decreased $2,806,000 due to maturities and sales of securities. All securities are classified as available for sale, and are carried at current market values.

        The loan portfolio is the largest earning asset and is the primary source of earnings for Community Capital. At March 31, 2004 net loans were $108,991,000. The loan portfolio increased $1,359,000, or 1.24%, during the first quarter. At March 31, 2004, the allowance for loan losses was

$1,957,000, or 1.76% of total loans. Management believes this is an adequate but not excessive amount based upon the composition of the current loan portfolio and current economic conditions. The relationship of the allowance to total loans will vary over time based upon management's evaluation of the loan portfolio. Management evaluates the adequacy of the allowance on a monthly basis and adjusts it accordingly by a monthly charge to earnings using the provision for loan losses. During the first quarter of 2004, the provision for potential loan losses was $15,000 as compared to the first quarter 2003 amount of $130,000. The lower provision for the current year is the result of a higher quality loan portfolio which does not require as much addition to the allowance as new loans are added to the portfolio.

        In March 2003, Community Capital formed a wholly owned Connecticut statutory trust, Community Capital Statutory Trust I, which issued $4 million aggregate principal amount of trust preferred securities. The trust preferred securities represent guaranteed preferred beneficial interests in Community Capital's junior subordinated deferrable interest debentures that qualify as Tier 1 capital subject to the limitations under Federal Reserve Board guidelines. Community Capital owns the entire $124,000 aggregate principal amount of the common securities of the Trust. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $4.1 million of junior subordinated debentures of Community Capital, which pay interest at a floating rate equal to the three-month LIBOR plus 315 basis points. The proceeds received by Community Capital from the sale of the junior subordinated debentures were used to provide additional paid in capital to Albany Bank & Trust, to support its future growth.

        Non-earning assets consist of premises and equipment, and other assets. Premises and equipment increased during the quarter as a result of the construction costs for the downtown Albany branch of Albany Bank & Trust. Other assets consist primarily of accrued interest receivable and increased $132,000 as a result of the larger loan portfolio upon which to accrue interest.

        Community Capital funds its assets primarily through deposits from customers. Additionally, it will borrow funds from other sources to provide longer term fixed rate funding for its assets. Community Capital must pay interest on the majority of these funds and attempts to price these funds competitively in the market place but at a level that it can safely reinvest the funds profitably. At March 31, 2004, total deposits were $135,541,000 as compared to the year-end amount of $123,223,000. This is an increase of $12,318,000, or 10.00%. During the first quarter of 2004, Community Capital increased its overall deposits to fund future growth using the current low rate environment.

Interest-bearing deposits are comprised of the following categories:


                                                               March 31, 2004      December 31, 2003
Interest-bearing demand and savings                            $   39,834,000       $   36,159,000
Certificates of deposit in denominations of $100,000 or
     greater                                                       29,208,000           23,396,000
Other certificates of deposit                                      53,305,000           49,633,000
                                                             ------------------   ------------------
     Total                                                     $  122,347,000       $  109,187,000
                                                             ==================   ==================

        Other borrowings consist of Federal Home Loan Bank advances and are secured by investment securities and loans of Albany Bank & Trust. No new advances were obtained during the current quarter.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

        Net income for the three months ended March 31, 2004 was $222,000 as compared to $70,000 for the three months ended March 31, 2003. The increased net income was a result of an overall increase in

Community Capital's net interest income and was offset by increased noninterest expense. Also, 2004 is the first full year that First Bank of Dothan data will be included in the amounts reported.

        Total interest income increased $690,000, or 41.62%, for the three months ended March 31, 2004 as compared to the same period in the previous year. This was the result of increased interest income on loans, which increased $533,000. The increase in income was the direct result of the larger loan portfolio in the current year and the inclusion of First Bank of Dothan, which was not a part of the amounts of the previous year. This increase was in spite of the major reductions in interest rate levels during the past 12 months.

        Interest expense for the three months ended March 31, 2004 was $687,000, which is an increase of $52,000 over the same period in the previous year. Although interest-bearing liabilities increased approximately 35% over the prior year due to the acquisition of First Bank of Dothan and additional Federal Home Loan Bank borrowings, interest expense incurred on total deposits and obligations increased only 8.19%. Due to the current economic climate, the cost of funds decreased 56 basis points from the same period in 2003.

        Net interest income after the provision for loan losses was $1,646,000 for the three months ended March 31, 2004 as compared to the 2003 amount of $893,000. This is an increase of $753,000, or 84.32%. This increase is the combined result of the increased level of earning assets, and the lower cost of funds during the current year. Management is currently emphasizing a better interest margin as opposed to the higher growth rate emphasized in previous years.

        Other income decreased $25,000 to $225,000 for the three months ended March 31, 2004. Service charges on deposit accounts increased $66,000, or 55%, due to the larger number of deposit accounts and the addition of First Bank of Dothan. Mortgage origination fees decreased $47,000 compared to the March 31, 2003 amount. These fees are generated by facilitating mortgage loans for customers, which are sold in the secondary market. The higher interest rate levels led to decreases in this area of activity in our subsidiary banks.

        Noninterest expense increased $521,000 to $1,546,000 in for the quarter ended March 31, 2004. This is an increase of 50.83%. The largest area of increase was in the salary and employee benefits category. This expense item is $752,000 in the current year as compared to the 2003 amount of $504,000. This is an increase of $248,000, or 49.21%. The growth in this expense item is due to the increased staffing required to properly serve Community Capital's customers as well as the addition of First Bank of Dothan and slightly higher salaries and benefits during the current year.

        Equipment and occupancy expenses increased $73,000, or 50.34%, for the three months ended March 31, 2004 from the same period in 2003. The increase is due to expansion of Albany Bank & Trust and the addition of First Bank of Dothan. Other expenses increased $78,000 to $198,000 in the current year. The majority of this increase is the result of the addition of First Bank of Dothan.

        Diluted earnings per share for the three months ended March 31, 2004 were $0.12 compared to $.04 in 2003, representing an increase of $.08 per share, or 200%, from the same period in 2003.

FINANCIAL CONDITION AT DECEMBER 31, 2003 AND 2002

        Following is a summary of Community Capital's balance sheets as of December 31, 2003 and 2002.

                                                                                                   DECEMBER 31,
                                                                                          -----------------------------
                                                                                              2003            2002
                                                                                          -------------   -------------
                                                                                              (DOLLARS IN THOUSANDS)
                                                                                          -----------------------------
       Cash and due from banks, including interest-bearing deposits of $126 and $4,573    $      4,285    $      6,920
       Federal funds sold                                                                        2,684              --
       Securities                                                                               32,906          16,968
       Loans, net                                                                              107,471          80,891
       Premises and equipment                                                                    4,739           3,058
       Other assets                                                                              6,644           1,349
                                                                                          -------------   -------------
                                                                                          $    158,729    $    109,186
                                                                                          =============   =============

       Total deposits                                                                     $    123,222    $     86,004
       Other borrowings                                                                         16,019          12,590
       Guaranteed preferred benefits in junior subordinated debentures                           4,000              --
       Other liabilities                                                                         2,190             849
       Stockholders' equity                                                                     13,298           9,743
                                                                                          -------------   -------------
                                                                                          $    158,729    $    109,186
                                                                                          =============   =============

        As of December 31, 2003, Community Capital had total assets of $158.7 million, an increase of $49.5 million from the previous year end. Increased deposits of $37.2 million, FHLB borrowings of $5.1 million and guaranteed interests in subordinated debt of $4.0 million funded the majority of the increase in total assets. The primary use of these funds was to fund loan growth. Net loans increased $26.6 million during the year to $107.5 million. The First Bank of Dothan acquisition accounted for $17.2 million, or 65%, of the total increase in loans. Community Capital expects to continue its growth in 2004, but not at the same percentage increase.

        As of December 31, 2002, Community Capital had total assets of $109.2 million. Total assets increased $20.5 million during the year 2002. The primary increase in assets during this year was in the loan portfolio, which increased $19.7 million to $80.9 million. The increase in assets was funded by increased deposits of $16.1 million and increased FHLB borrowings of $1.6 million.

        Community Capital's investment portfolio, consisting primarily of Federal Agency bonds and mortgage-backed securities, amounted to $32.9 million at December 31, 2003. This compares to the December 31, 2002 amount of $16.9 million. First Bank of Dothan accounted for $4.5 million, or 28%, of the total increase of $16.0 million in securities in 2003. All securities are classified as available for sale and carried at current market values except for restricted equity securities, which are carried at cost. During 2002, Community Capital began investing in more mortgage-backed securities as opposed to single-payment investments. Mortgage-backed securities are providing relatively higher returns and are also generating monthly cash flow which would be available for investment at higher rates when interest rates begin to increase.

        Community Capital has 66% of its loan portfolio collateralized by real estate located in its primary market area of Dougherty County and surrounding counties in Georgia and Houston County and surrounding counties in Alabama. Community Capital's real estate mortgage and construction portfolio consists of loans collateralized by one- to four-family residential properties (37%), construction loans to build one- to four-family residential properties, (12%) and nonresidential and multi-family properties consisting primarily of small business commercial, agricultural and rental properties (17%). Community

Capital generally requires that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan listed:

        One- to four-family residential properties                          90%
        Construction loans on one- to four-family residential properties    85%
        Nonresidential and multi-family properties                          85%

        Community Capital's remaining 34% of its loan portfolio consists of commercial, consumer, and other loans. Community Capital requires collateral commensurate with the repayment ability and creditworthiness of the borrower.

        The specific economic and credit risks associated with Community Capital's loan portfolio, especially the real estate portfolio, include but are not limited to a general downturn in the economy which could affect unemployment rates in Community Capital's market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, management believes that real estate values and employment trends in Community Capital's market area are stable with no indications of a significant downturn in the general economy.

        Community Capital attempts to reduce these economic and credit risks not only by adherence to loan-to-value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, Community Capital establishes and periodically reviews its lending policies and procedures. Banking regulations limit exposure by prohibiting loan relationships that exceed 15% of a bank's statutory capital in the case of loans which are not fully secured by readily marketable or other permissible types of collateral.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

        Following is a summary of Community Capital's operations for the periods indicated.

                                                     YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                     2003             2002
                                                  ------------    ------------
                                                     (DOLLARS IN THOUSANDS)
                                                  ----------------------------

        Interest income                           $     7,268     $     6,316

        Interest expense                                2,634           2,703
                                                  ------------    ------------

        Net interest income                             4,634           3,613

        Provision for loan losses                         409             442

        Other income                                    1,065             899

        Other expenses                                  4.352           3,216
                                                  ------------    ------------

        Pretax income                                     938             854

        Income tax expense (benefit)                      289             287
                                                  ------------    ------------

        Net income                                $       650     $       567
                                                  ============    ============

        Net income for the year 2003 was $650,000 as compared to the prior year amount of $567,000, representing an increase of $83,000. The acquisition of First Bank of Dothan accounted for $57,000 of this increase.

        Net income for the year ended December 31, 2002 was $567,000 as compared to $651,000 for the prior year, representing a decrease of $84,000 in net income for 2002. In 2001, Community Capital recorded an income tax benefit of $46,000 from the carryforward of net operating losses from prior years. The net operating losses were completely utilized in 2001, and Community Capital recorded an income tax expense of $287,000 in 2002, representing an increase of $333,000 in income tax expense for 2002. In 2002, Community Capital reported pretax income of $854,000 compared to pretax income of $605,000 in 2001, representing an increase of $249,000 in pretax income for 2002.

        NET INTEREST INCOME. Community Capital's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income, and to control operating expenses. Since interest rates are determined by market forces and economic conditions beyond the control of Community Capital, its ability to generate net interest income is dependent upon its ability to obtain an adequate net interest spread between the rate paid on interest-bearing liabilities and the rate earned on interest-earning assets.

        The net yield on average interest-earning assets during 2003 was 6.01% compared to the 2002 level of 6.68%. The decline in yield is the result of the overall lower interest rate environment. As rates remained low for an extended period of time, it allowed more assets to reprice at lower rates. The rates paid on average interest-bearing liabilities also decreased during 2003. The average rate for 2003 was 2.42% compared to the 2002 rate of 3.20%. The interest rate spread actually increased 11 basis points in 2003 as compared to 2002. However, the net interest margin remained the same in both years at 3.83%. Management expects the net interest margin to remain at a low level during 2004. Net interest income increased $1.0 million to $4.6 million in 2003 compared to $3.6 million in 2002. This increase was due almost entirely to an increase in the volume of interest-earning assets. Average interest-earning assets increased $25.9 million to $120.8 million in 2003 compared to $94.9 million in 2002. The acquisition of First Bank of Dothan increased average interest-earning assets in 2003 by $3.0 million. The most significant increase in interest-earning assets was in loans, which increased $23.3 million to $94.1 million in 2003 compared to $70.8 million in 2002.

        For the year ended December 31, 2002, the net interest margin decreased to 3.83% from 4.07% in 2001. This decrease was due to a lower yield on average interest-earning assets for the year. The yield on earning assets decreased to 6.68% in 2002 from 8.20% in 2001. The cost of interest-bearing liabilities decreased by approximately the same percentage, to 3.20% in 2002 from 4.79% in 2001.

        PROVISION FOR LOAN LOSSES. The provision for loan losses was $409,000 in 2003 as compared to $443,000 in 2002. The annual provision is based upon management's evaluation of the loan portfolio. At December 31, 2003, the allowance for loan losses was $2.1 million, or 1.93%, of total outstanding loans. Management believes the allowance for loan losses is adequate to absorb possible losses on existing loans that may become uncollectible. This evaluation considers past-due and classified loans, underlying collateral values, and current economic conditions which may affect the borrower's ability to repay. As of December 31, 2003, Community Capital had $1.6 million in non-performing loans.

        NONINTEREST INCOME. Noninterest income consists of service charges on deposit accounts and other miscellaneous revenues and fees. Fees on deposit accounts increased $188,000 in 2003. The increase in fee income resulted from the growth in deposit accounts during the year. Community Capital offers other services to its customers which generate fee income. The financial services area generated $207,000 in fees during 2003 as compared to the 2002 amount of $71,000. This increase in fee income is reflective of an increase in customer base and more favorable conditions in the stock market during 2003.

        In 2002, noninterest income increased $211,000 to $899,000. The majority of this increase was realized from the sale of investment securities of $146,000. Mortgage origination fees increased in 2002 to $247,000 from $181,000 in 2001 as a result of increased volume during the year. Deposit fees increased in 2002 by $97,000 to $378,000.

        NONINTEREST EXPENSE. Noninterest expense for 2003 was $4,352,000 as compared to the 2002 amount of $3,216,000, representing an increase of $1,136,000, or 35.3%. Salaries and employee benefits comprised $609,000 of the increase, which is a result of increased staffing levels due to growth and expansion of Community Capital, including the acquisition of First Bank of Dothan. Equipment and occupancy expense increased $200,000 during the year. A major source of this increase was depreciation and the building rent for the Lee County office, East Albany office, and the Operations Center opened during 2002. In 2003, a full year's rent was paid as opposed to only paying a partial year's rent in 2002. In addition, Community Capital purchased a full-service banking facility in Dothan, Alabama. By acquiring First Bank of Dothan, management hopes to expand its presence by being located in another market area. This location provides lenders and customer service representatives for opening new accounts and loans, an ATM, and a night depository. The remaining increases in noninterest expense are due to the increased size and volume of Community Capital. Management monitors these expenses and attempts to control them.

        In 2002, noninterest expense increased $695,000 to $3,216,000 from the prior year amount of $2,521,000. The majority of the increase was due to the opening of three offices during 2002, which caused an increase in salaries, employee benefits, and equipment and occupancy expenses. Marketing expenses increased $46,000 from the previous year, and Community Capital began paying its directors for attendance at board and committee meetings, which amounted to $97,000 in 2002. Management monitors noninterest expense on a regular basis and attempts to maintain these expenses at low levels.

        INCOME TAX. Income tax expense for 2003 was $289,000 compared to $287,000 in the previous year. The effective rate of tax on pretax income was 31% in 2003 and 34% in 2002.

CRITICAL ACCOUNTING POLICIES

        The accounting and financial reporting policies of Community Capital conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a description of the accounting policies applied by Community Capital which are deemed "critical." Critical accounting policies are defined as policies that are very important to the presentation of Community Capital's financial condition and results of operations and that require management's most difficult, subjective, or complex judgments. Community Capital's financial results could differ significantly if different judgments or estimates are applied in the application of the policies.

        ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management's evaluation of the adequacy of the allowance for loan losses is based on a formal analysis that assesses the risk within the loan portfolio. This analysis includes consideration of historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of certain individual loans.

        Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, the regulatory agencies, as part of their examination process, periodically review the subsidiary banks' allowance for loan losses. Such agencies may require our subsidiary banks to make additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

        Considering current information and events regarding a borrower's ability to repay its obligations, management considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses.

        Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for performing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal then to interest income.

        The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment; loans that are measured at fair value or the lower of cost or fair value; and debt securities. The allowance for loan losses for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrower's ability to pay.

        Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses. The national economy showed signs of rebounding during the fourth quarter of 2003. If the economy's momentum continues, certain factors could evolve which would positively impact our net interest margin. An increase in interest rates by the Federal Reserve Bank would favorably impact our net interest margin. An improving economy could result in the expansion of businesses and creation of jobs which would positively affect Community Capital's loan growth and improve our gross revenue stream. Conversely, certain factors could result from an expanding economy which could increase our credit costs and adversely impact our net earnings. A significant, rapid rise in interest rates could create higher borrowing costs and shrinking corporate profits, which could have a material impact on borrowers' ability to pay. We will continue to concentrate on maintaining a high-quality loan portfolio through strict administration of our loan policy.

        Another factor that we have considered in the determination of the allowance for loan losses is the concentration to individual borrowers or industries. At December 31, 2003, Community Capital had ten individual loan relationships that each exceeded $1 million, none of which exceeded $2 million.

        A substantial portion of the loan portfolio is in the residential and commercial real estate sectors. Those loans are secured by real estate in Community Capital's primary market areas. All of the other real estate owned is also located in those same markets. Therefore, the ultimate collectibility of a substantial portion of our loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in market conditions in Community Capital's primary market areas.

        Community Capital also monitors its exposure in the loan portfolio based upon industry classifications of its customers. At the present time, the dispersion of loans among different industries is such that management believes that there is no significant exposure to Community Capital in one particular industry. The composition of the loan portfolio is monitored by management, and should it be determined that there is an exposure to Community Capital due to one particular industry, then loans made to customers in that industry would be monitored more closely and appropriate adjustments made to the allowance for loan losses.

        INCOME TAXES. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. Community Capital uses the asset and liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Note 12 in "Notes to the Consolidated Financial Statements" provides additional details concerning deferred income taxes.

        As part of the process of preparing the consolidated financial statements, Community Capital is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items such as depreciation and the provision for loan losses for tax and financial reporting purposes. These timing differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

        Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. To the extent that this is determined unlikely, a valuation allowance must be established. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance required for net deferred tax assets. If a valuation allowance is established or adjusted during a period, then the appropriate expense is recorded within the tax provision in the income statement.

        LONG-LIVED ASSETS, INCLUDING INTANGIBLES. We evaluate long-lived assets such as property and equipment, specifically identifiable intangibles and goodwill, when events or changes in circumstances indicate that the carrying value of such assets might not be recoverable. Factors that could trigger an impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets, and significant negative industry or economic trends.

        The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment loss recognized would be determined by estimating the fair value of the assets and recording a loss if the fair value was less than the book value.

        In determining the existence of impairment factors, our assessment is based on market conditions, operational performance, and legal factors of Community Capital and the banks. Our review of factors present and the resulting appropriate carrying value of our goodwill, intangibles, and other long-lived assets are subject to judgments and estimates that management is required to make. Future events could cause us to conclude that impairment indicators exist and that our goodwill, intangibles, and other long-lived assets might be impaired.

LIQUIDITY AND CAPITAL RESOURCES

        The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs of Community Capital. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

        Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. Community Capital attempts to price its deposits to meet its asset/liability objectives consistent with local market conditions.

        State and federal regulatory authorities monitor the liquidity and capital resources of Community Capital on a periodic basis. Management believes that its current liquidity position is satisfactory.

        At March 31, 2004, Community Capital had loan commitments outstanding of $16 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, our subsidiary banks have the ability to borrow funds on a short-term basis and purchase federal funds from other financial institutions. At March 31, 2004, our subsidiary banks had arrangements with upstream correspondent banks for short-term advances of $5 million.

        At March 31, 2004, Community Capital and its subsidiary banks were considered well capitalized based on regulatory minimum capital requirements. In 2003, total capital increased $562,000 from retained earnings; $38,000 from the sale of treasury stock through the employee stock purchase plan; $180,000 from the exercise of warrants; and $3,043,000 from the issuance of stock in connection with the acquisition of First Bank of Dothan. Capital decreased $278,000 from unrealized net gains on securities available for sale. Total capital increased a net $3,545,000 during 2003. During 2002, total capital increased $567,000 from retained earnings, $115,000 from unrealized net gains on securities available for sale and decreased $124,000 from purchase of treasury stock, resulting in a net gain of $558,000 for the year.

        The primary source of funds available to Community Capital will be the payment of dividends by its subsidiary banks. Banking regulations limit the amount of the dividends that may be paid without prior approval of the regulatory agencies. As of March 31, 2004, $2,073,000 in dividends was able to be paid by Albany Bank & Trust to Community Capital without regulatory approval. Under the terms of a Memorandum of Understanding, dated January 9, 2003, First Bank of Dothan may not pay any cash dividends without the prior written consent of the FDIC and the Alabama State Banking Department. See "Business--Lending Services--Memorandum of Understanding," page 36.


        Under the terms of its Memorandum of Understanding, First Bank of Dothan is required to maintain a Tier 1 Leverage Capital ratio of not less than 8%. See "Business--Lending Services--Memorandum of Understanding," page 36. The minimum capital requirements to be considered well capitalized under prompt corrective action provisions, absent the Memorandum of Understanding, and the actual capital ratios for Community Capital and its subsidiary banks as of March 31, 2004 are as follows:

                                                               ACTUAL
                                            --------------------------------------------
                                             COMMUNITY         ALBANY        FIRST BANK     REGULATORY
                                              CAPITAL       BANK & TRUST     OF DOTHAN     REQUIREMENTS
---------------------------------------------------------------------------------------------------------
           Leverage capital ratio               8.65%           9.99%           8.53%          5.00%
           Risk-based capital ratios:
              Core capital                     12.14%          13.63%          12.65%          6.00%
              Total capital                    14.45%          14.74%          13.95%         10.00%

        These ratios are expected to decline somewhat as asset growth continues, but are expected to remain in excess of the regulatory minimum requirements.

        At March 31, 2004, Community Capital had commitments of approximately $850,000 to complete construction of a full-service branch in downtown Albany. Community Capital also intends to construct a modular building for a loan production office in Auburn, Alabama, which is estimated to require capital expenditures of approximately $50,000.

        Management believes that its liquidity and capital resources are adequate and will meet its foreseeable short- and long-term needs. Management anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, its other material commitments and liabilities.

        Except for expected growth common to a growing bank, management is not aware of any other known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on its liquidity, capital resources, or operations. Management is also not aware of any current recommendations by the regulatory authorities which, if they were implemented, would have such an effect.

EFFECTS OF INFLATION

        The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate-sensitivity gap. This gap represents the difference between rate-sensitive assets and rate-sensitive liabilities. Community Capital, through its Asset/Liability Committee, attempts to structure the assets and liabilities and manage the rate-sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of Community Capital's interest-rate sensitive assets and liabilities, see "Asset/Liability Management" below.

ASSET/LIABILITY MANAGEMENT

        Community Capital's objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers are charged with the responsibility of monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. Management's goal is to support asset growth primarily through growth of core deposits made by local individuals, partnerships, and corporations.

        Community Capital's asset/liability mix is monitored with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities prepared and presented to the respective Boards of

Directors of the subsidiary banks on a quarterly basis. The report monitors interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If Community Capital's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

        A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, Community Capital also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

        Changes in interest rates also affect Community Capital's liquidity position. Community Capital currently prices deposits in response to market rates, and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect Community Capital's liquidity position.

        At March 31, 2004, Community Capital's cumulative one-year interest rate-sensitivity gap ratio was 78%. Community Capital's targeted ratio is 80% to 120% in this time horizon. This indicates that Community Capital's interest-earning liabilities will reprice during this period at a faster rate than its interest-bearing assets. Community Capital is outside its targeted parameters. Community Capital has a substantial amount of certificates of deposit repricing in the first half of 2004. Management believes that these deposits can be repriced at the current low rates for an extended period. Management believes that as long as it pays the prevailing market rate on these type deposits, Community Capital's liquidity, while not assured, will not be negatively affected.

        The following table sets forth the distribution of the repricing of Community Capital's interest-earning assets and interest-bearing liabilities as of March 31, 2004; the interest rate-sensitivity gap; the cumulative interest rate-sensitivity gap; the interest rate-sensitivity gap ratio; and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of

Community Capital's customers. In addition, various assets and liabilities indicated as repricing within the same period may, in fact, reprice at different times within such period and at different rates.

                                                                                AT MARCH 31, 2004
                                                   -------------------------------------------------------------------------
                                                                           MATURING OR REPRICING WITHIN
                                                   -------------------------------------------------------------------------
                                                                      THREE
                                                      ZERO TO         MONTHS         ONE TO         OVER
                                                       THREE          TO ONE          THREE         THREE
                                                       MONTHS          YEAR           YEARS         YEARS          TOTAL
                                                   ------------- --------------- -------------- ------------- --------------
                                                                            (DOLLARS IN THOUSANDS)
                                                   -------------------------------------------------------------------------
    EARNING ASSETS:
       Interest-bearing deposits in banks           $       236   $          -    $          -   $        -    $        236
       Federal funds sold                                13,790                                                      13,790
       Investment securities                              1,250           1,389          4,277        21,027         27,943
       Loans                                             29,622          19,684         36,474        25,168        110,948
                                                   ------------- --------------- -------------- ------------- --------------
                                                         44,898          21,073         40,751        72,352        152,917
                                                   ------------- --------------- -------------- ------------- --------------

    INTEREST-BEARING LIABILITIES:
       Interest-bearing demand deposits (1)              16,464              -          17,688            -          34,152
       Savings (1)                                           -               -           5,683            -           5,683
       Certificates of deposit                           27,444          29,857         22,513         2,698         82,512

       Guaranteed preferred beneficial interests
           in junior subordinated debentures              4,124              -              -             -           4,124
       Other borrowings                                   1,842           5,274          5,061         5,000         17,177
                                                   ------------- --------------- -------------- ------------- --------------
                                                         49,874          35,131         50,945         7,698        143,648
                                                   ------------- --------------- -------------- ------------- --------------

    INTEREST RATE SENSITIVITY GAP                   $    (4,976)  $     (14,058)  $    (10,194)  $    38,497   $      9,269
                                                   ============= =============== ============== ============= ==============

    CUMULATIVE INTEREST RATE SENSITIVITY GAP        $    (4,976)  $     (19,034)  $    (29,228)  $     9,269
                                                   ============= =============== ============== =============

    INTEREST RATE SENSITIVITY GAP RATIO                    0.90            0.60           0.80          6.00
                                                   ============= =============== ============== =============

    CUMULATIVE INTEREST RATE SENSITIVITY GAP RATIO         0.90            0.78           0.79          1.06
                                                   ============= =============== ============== =============

(1) Community Capital has found that NOW checking accounts and savings deposits are generally not sensitive to changes in interest rates and, therefore, it has placed such liabilities in the "One to Three Years" category.

                                    BUSINESS

GENERAL

        Community Capital Bancshares, Inc. is a multi-bank holding company headquartered in Albany, Georgia. We were formed in August 1998 as a Georgia corporation and currently serve as the holding company and sole shareholder of Albany Bank & Trust and First Bank of Dothan. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "ALBY."

        Albany Bank & Trust is a national bank that began its banking operations on April 28, 1999. Since its opening, Albany Bank & Trust has grown to approximately $142,052,000 in total assets as of March 31, 2004. During this time Albany Bank & Trust has expanded its locations by adding branch offices in Lee County, Georgia, east Albany and downtown Albany. In November 2003, we expanded our market presence to Dothan, Alabama with our acquisition of First Bank of Dothan, an Alabama state bank with total assets of approximately $29,202,000 as of March 31, 2004. We believe that the Dothan market presents opportunities similar to the Albany market and a potential for future growth.

        We strive to provide superior customer service and maintain a friendly "hometown" atmosphere for our customers. We believe that these features are our competitive advantage in our local markets and have contributed to our growth over the past five years. We provide a broad array of banking products through our five branch locations, eight ATMs, Internet-based banking and telephone banking. At March 31, 2004 we had total assets of $171,664,000, total deposits of $135,541,000 and total shareholders' equity of $13,962,000. Future growth for our company will be dependent upon a combination of internal growth within our banks and external growth through new branch expansions to new markets or acquisitions of existing banks in new markets.

        OUR PAST PERFORMANCE. We believe that our performance over the past five years is a result of our effective implementation of our business plan and is indicative of our ability to execute our core banking business. From April 28, 1999 to March 31, 2004, we achieved strong growth in our banking business and have achieved the following:

        o Increased our diluted earnings per share from a loss of $0.52 in 1999 to $0.39 for the year ended 2003;

        o Expanded our branch network from our original one location to five locations; and

        o Completed our acquisition of First Bank of Dothan in November 2003 and began the process of integrating First Bank of Dothan's systems into ours.

        OUR SUBSIDIARY BANKS. Our banking business is conducted through our two subsidiary banks:

        o ALBANY BANK & TRUST - A national bank with $142,052,000 in assets as of March 31, 2004 that was chartered on April 28, 1999. This bank engages in commercial banking activities in Dougherty and Lee counties, Georgia. The bank has three full-service branches, a loan production office and an operations center.

        o FIRST BANK OF DOTHAN - A state bank chartered under the laws of the State of Alabama that engages in commercial banking in Houston County, Alabama. It has one full-service branch and total assets of approximately $29,202,000 as of March 31, 2004. In March 2004, First Bank of Dothan filed an application to convert to a national bank. Regulatory approval of the application is not expected prior to the closing of this offering.

        Our subsidiary banks each operate under their separate charters under the corporate umbrella of Community Capital Bancshares, Inc. Each bank has its own local board of directors and management comprised of persons known in the local community. While the banks follow similar policies and procedures in the areas of loan administration, budgeting, marketing, human resource management, operations and funding, each bank maintains local decision-making capabilities.

        The following table provides selected financial data for the subsidiary banks as of March 31, 2004:

                                        ALBANY BANK & TRUST                 FIRST BANK OF DOTHAN (1)
                                        -------------------                 ------------------------
                                     (BASED ON EACH BANK'S CALL REPORT AS OF MARCH 31, 2004, DOLLARS IN
                                                                 THOUSANDS)
    Total assets                              $142,052                               $29,802
    Total deposits                            $112,215                               $23,522
    Total loans, net of reserve               $ 91,673                               $17,319
    Total shareholder's equity                $ 13,387                               $ 5,147
    Net interest income                       $  1,282                               $   409
    Net Income                                $    285                               $    62

(1) Results of operations are for the period from the acquisition date through March 31, 2004.

OUR MARKET AREAS AND COMPETITIVE POSITION

        The primary service areas for Community Capital are the Albany Metropolitan Statistical Area (MSA) in southwest Georgia and the Dothan and the Auburn-Opelika MSAs in southeast Alabama. Historically, Community Capital has focused on the Albany MSA, including Dougherty and Lee counties. With the acquisition of First Bank of Dothan, we have expanded westward into southeastern Alabama, primarily to the Dothan MSA. Additionally, in February 2004, Albany Bank & Trust opened a loan production office in the Auburn MSA, located between Columbus, Georgia and Montgomery, Alabama on Interstate 85. Upon completion of the offering, First Bank of Dothan plans, subject to regulatory approval, to construct an office in the Auburn MSA and further strengthen its presence in southeastern Alabama. Management believes its expansion into southeastern Alabama will increase Community Capital's prospects for future growth and diversify its business, making it is less dependent on one economic area.

        ALBANY, GEORGIA AND THE ALBANY MSA

        Dougherty and Lee counties are located in the Albany MSA, one of seven in Georgia. Albany is located approximately 175 miles south of Atlanta and 100 miles north of Tallahassee, Florida. Five interstates are accessible via four-lane highways extending from Albany in multiple directions. Albany is considered to be the commercial center (hub) of southwest Georgia, with the majority of the area's retail sales, medical services and transportation activity conducted in its marketplace. Albany also has a broad industrial base.

        The Albany MSA has a broad and diversified economic base and is home to the Marine Corps Logistics Base, a Miller Brewing Company plant, a Merck pharmaceutical plant, a Cooper Tire plant, a Procter & Gamble plant, and a large medical facility. Albany presents a generally stable market area with good growth prospects. The Albany MSA's median household income is $34,829. The following table illustrates the economic diversification and top employers for the area.

                           ALBANY'S LARGEST EMPLOYERS
                           --------------------------

COMPANY                                       EMPLOYEES         PRODUCT/SERVICE
-------                                       ---------         ---------------

Phoebe Putney Memorial Hospital                 3,399          Medical Services
Dougherty County Board of Education             3,240              Education
USMC Logistic Base (Civilian)                   2,400               Defense
Procter & Gamble                                1,394           Paper Products
Cooper Tire & Rubber Co.                         642                 Tires
City of Albany                                   890              Government
Dougherty County                                 650              Government
Miller Brewing Co.                               642            Malt Beverages
CallTech Communications, L.L.C.                  625           Technical Support
Albany State University                          550               Education
Coats & Clark                                    470               Textiles
Merck & Co.                                      467            Pharmaceuticals

        According to the 2000 U.S. Census, the population base for the Albany MSA was 120,822. According to the FDIC, the overall deposit base in the Albany MSA increased from $834 million in 1999 to $1.3 billion in 2003, an annualized growth rate of 11.5%. During this time span, Albany Bank & Trust's deposits in this market area grew from $10 million to $103 million, an annualized growth rate of 79%. As of June 30, 2003, there were 12 financial institutions serving the Albany MSA, including five regional banks, six community banks and one thrift. The top four institutions control approximately 87% of the MSA's deposit base. Albany Bank & Trust is one of only two community banks headquartered in the Albany MSA, and is the larger of the two. Since 1999, Albany Bank & Trust's deposit market share has increased from 1.2% to 8.0% of the Albany MSA, representing the largest increase amongst all financial institutions in the market.

        DOTHAN, ALABAMA AND THE DOTHAN MSA

        Dothan is located approximately 90 miles southwest of Albany, Georgia and 90 miles southeast of Montgomery, Alabama. The city serves as a retail hub for approximately 500,000 people within a 90-mile radius which includes southeastern Alabama as well as parts of Florida and Georgia. The Dothan area is home to numerous industrial parks that offer an array of industrial companies in aviation, fabricated metals, distribution, customer service centers, food products, electronics, machinery, and injection molding. Dothan's major companies include Perdue Farms, Sony Magnetic Products, and Michelin. Like Albany, Dothan also has a large medical community.

        According to the 2000 U.S. Census, the population base for the Dothan MSA was 137,916. According to the FDIC, the overall deposit base in the Dothan MSA increased from $1.5 billion in 1999 to $1.6 billion in 2003, an annualized growth rate of 2.5%. As of June 30, 2003, there were 14 financial institutions serving the Dothan MSA, including five regional banks and eight community banks. The top five institutions control approximately 69% of the MSA's deposit base. As of June 30, 2003, First Bank of Dothan's deposit market share was 1.5% of the Dothan MSA.

        AUBURN, ALABAMA AND THE AUBURN-OPELIKA MSA

        Auburn is located in Lee County, adjacent to I-85 and approximately 35 miles northwest of Columbus, Georgia and 55 miles east of Montgomery, Alabama. Auburn's population base and economy are heavily influenced by the student population (22,000) at Auburn University, Alabama's largest university and the city's largest employer. According to the 2000 U.S. Census, the population base for the Auburn-Opelika MSA was 115,092. According to the FDIC, the overall deposit base in the Auburn-Opelika MSA increased from $978 million in 1999 to $1,232 million in 2003, an annualized growth rate of 5.9%. As of June 30, 2003, there were 12 financial institutions serving the Auburn-Opelika MSA, including six regional banks, five community banks and one thrift. The top five institutions control approximately 75% of the MSA's deposit base.

OUR STRATEGY

        Ultimately, our success depends on our ability to excel as bankers in our market areas. As smaller community banking organizations, our banks are unable to compete with larger banks purely on a pricing basis. We must differentiate ourselves from larger banks by providing superior customer service. This is accomplished by providing a warm, friendly atmosphere for customers entering our banks; prompt service to our customers by knowledgeable bank staff; and prompt resolution of customer problems. By gaining our customers' acceptance and developing our reputation as a hometown bank, we hope to gain repeat business as well as referrals from existing customers. Prompt, friendly service has been a way of life at Albany Bank & Trust since it opened and will be transferred to the staff at First Bank of Dothan as they are integrated into Community Capital.

        OPERATING STRATEGIES. In order to accomplish our overall objective of establishing our banks as leading community banks in our market areas, our operating strategies are:

        o TOTAL CUSTOMER SERVICE. Our position as a small community banking organization provides us the flexibility to provide innovative products to our customers in a faster, friendlier manner than the larger, less autonomous competitors. Final decisions regarding loan approval and other matters are made at the local level without requiring approval from out-of-town "home offices." As a result, we believe we are able to execute transactions more efficiently than our competitors, which allows us to provide a higher level of service and satisfaction to our customers.

                Since beginning our banking business in 1999, we have utilized new technologies such as imaged statements and other imaging products to provide more efficient service to our customers. Additionally, we have provided customers with expanded access to their accounts and our financial services through Internet and telephone banking, courier services, conveniently located ATMs and loan production offices.

        o DISCIPLINED LENDING. While providing prompt and efficient service to our customers, we still must ensure that the quality of our loan portfolio remains at a high level. Since inception, we have strived to generate relationships with high-quality borrowers. We believe this lending approach is reflected in our low number of past-due and non-performing loans. Our lenders constantly monitor the quality of the loan portfolio and take actions as appropriate to identify and correct loans which deteriorate.

        GROWTH STRATEGIES. Until 2003, we focused on internal growth through developing and enhancing banking relationships in the Albany market. This strategy served us well, as demonstrated by the growth in assets and deposits over our first four years. Beginning in 2003, we began to explore opportunities to expand outside of the Albany market area. In November 2003, we finalized the acquisition of First Bank of Dothan. As we continue to mature, we are committed to growth through both internal and external sources. Our growth strategies are:

        o ENHANCING EXISTING RELATIONSHIPS. We believe our most efficient way to grow is to expand relationships with current customers. Our friendly atmosphere provides an incentive for the customer to return for additional services. Our staff is coached on the benefits of cross-selling and making every effort to enhance existing relationships by providing additional services to our customers.

        o ADDITION OF MARKET SHARE. Since our opening in 1999, our major source of growth has been the addition of new customers. Our staff of experienced local bankers has aggressively sought out new customers. Our focus is on small- to medium-sized businesses and consumers who desire the additional personal attention that we provide. We obtain this business through personal contact with these customers and develop these relationships further by using our ability to provide personal attention and timely local decisions to their requests. We believe these traits enable us to gain business from the regional and super-regional banks in our area.

        o GROWTH BY ACQUISITION. We will continue to seek and evaluate potential acquisition opportunities as they arise. We completed our first acquisition in November 2003 when we acquired First Bank of Dothan. We continue to integrate this bank into our systems and instill our sales and customer service culture in its staff. We believe that by merging with institutions in new market areas, we can diversify our geographic risks in the loan portfolio. Any future potential acquisitions will be evaluated based upon our ability to gain market share in the new market and the potential impact of the acquisition on our overall performance. We believe that the following areas present opportunities for future expansion:

                o the panhandle area of Florida from Apalachicola westward to Pensacola;
                o other metropolitan areas in Georgia outside of the Atlanta area; and
                o       further expansion in Alabama in high-growth areas.

COMPETITION

        We believe the major competitive factors in the financial industry are convenience, pricing, breadth of products and customer service. The majority of our competitors are regional and super-regional banks. These banks enjoy a competitive advantage in terms of number of locations and pricing. We feel that these advantages are offset by our superior customer service and our ability to leverage our technology to provide services to our customers. Our systems allow us to provide our customers with products that are comparable to those of larger banks.

        The maximum amount we can lend to any one borrower is limited by our subsidiary banks' capital. Many of our larger competitors have much higher lending limits than we do. If a customer's borrowing needs exceed our lending limit, we participate the excess amount either with our banks or another community bank. Since our target market is the small- to mid-sized business, our customers' borrowing requirements rarely exceed our lending limits.

        According to FDIC deposit data as of June 30, 2003, the Albany, Dothan and Auburn-Opelika MSAs had total deposits of $4.1 billion. Of this amount, approximately 65% was controlled by regional and super-regional financial institutions, including SunTrust Banks, Inc., Regions Financial Corp., Compass Bancshares, Inc., Synovus Financial Corp., and SouthTrust Corp. Despite these competitors' considerable resources, we have gained market share in these markets through our emphasis on customer service. At June 30, 2003, Community Capital had a market share in its combined markets of approximately 3.0%. At that time, Albany Bank & Trust had a market share in the Albany MSA of approximately 8.0%, while First Bank of Dothan had a market share in the Dothan MSA of 1.5%. We believe there is significant potential for growth in the Dothan and Auburn-Opelika MSAs as we establish ourselves in these markets.

LENDING SERVICES

        We offer the following types of loans to our customers:

        o REAL ESTATE CONSTRUCTION. Our construction loan portfolio consists of loans made for residential and non-agricultural, commercial construction loans. The majority of these loans are made on a pre-sold basis where the purchaser has already obtained permanent financing for the completed building. A smaller number of construction loans are made to contractors for speculative purposes. The creditworthiness and financial capabilities of the contractor play a major factor in the decision to make these loans. At March 31, 2004, total construction loans constituted 10.22% of our loan portfolio.

        o REAL ESTATE MORTGAGE. Loans secured by one- to four-family residential buildings comprise the largest portion of our loans. These include any loan which has collateral consisting of one- to four-family buildings. These loans may either be first or junior lien positions. In many cases, we will take a lien position on a business owner's other assets to ensure we have additional collateral on the loan. We do not make 30-year fixed-rate mortgages. Our real estate loans are either floating-rate loans or loans that have a final maturity of less than ten years. These loans constituted 35.74% of our loan portfolio at March 31, 2004.

        o COMMERCIAL, FINANCIAL, AND AGRICULTURAL. We make commercial loans to qualified businesses in our market areas. This portion of our portfolio primarily represents loans to businesses in order to finance accounts receivable, inventory, and fixed-asset expansion. Borrowers in this category are evaluated based upon their cash flows to ensure there will be sufficient funds generated to repay the loans. Additional collateral may be taken on these loans to protect our position in the event that the borrower's cash flow proves insufficient to repay the loan. To a lesser extent we will make loans for agricultural purposes or the financing of farmland. These loans are also evaluated using the same cash flow criteria as commercial loans. These loans constituted 42.65% of our loan portfolio at March 31, 2004.

        o LOANS TO INDIVIDUALS. This portion of our portfolio consists of loans to individuals for personal, family and household purposes. These loans involve a high degree of risk due to the nature of the collateral and the potential for insolvency or bankruptcy of the borrower. Loans to individuals are evaluated based upon the borrower's past performance and current ability to repay the loan. At March 31, 2004, these loans constituted 11.39% of our loan portfolio.

        We originate loans with a variety of terms, both fixed and floating rate. In all cases, we emphasize the use of real estate as collateral due to its inherent value. We emphasize loans in our market areas, but we occasionally make loans outside of the market area to known customers or through correspondent banks. This contributes to the geographic diversity of our portfolio, although there are some additional risks due to the distance of the borrower or the collateral from us. Loans outside of our market area are evaluated using our normal credit standards.

        Our loan portfolio represents the largest earning asset on our balance sheet. The risks of lending are offset in part by our careful evaluation of potential borrowers and by pricing the loans based upon the risks involved. At December 31, 2003 and 2002, loans net of unearned income were $109,589,000 and

$81,712,000, respectively. This represents an increase in total loans of $27,877,000, or 34%, from 2002 to 2003. These amounts represent 69% and 75% of total assets, respectively. Of the increase, $18,000,000 was the result of the acquisition of First Bank of Dothan. We strive to identify and properly account for potential uncollectible loans in our portfolio. We do this by creating an allowance for uncollectible loans with a corresponding charge to earnings. As of the previous two year-ends, the allowance represented 1.93% and 1% of gross loans for 2003 and 2002, respectively. The increase in the allowance in 2003 relates to the acquisition of First Bank of Dothan. Our earning assets, including loans, are tied to the overall interest rate environment in the economy. Our yield on loans has declined in the past year in response to the overall economic conditions. The yield on loans declined to 6.75% in 2003 from 7.40% in 2002. By managing our cost of funds, we maintained our net interest margin at 3.83% for both years.

        The following table presents the amount of loans outstanding by category in dollars and percent of loans for the past five years:



                            2003                2002                2001                 2000                1999

TYPE                  Dollars   % of      Dollars   % of       Dollars   % of      Dollars   % of      Dollars   % of
                      ($000s)    Total    ($000s)    Total     ($000s)    Total    ($000s)    Total    ($000s)    Total

Commercial             23,776     21.7%    14,553     17.8%      6,842     11.1%    10,037     26.0%     4,457     22.7%
Real estate             9,938      9.1%    12,379     15.2%      9,903     16.0%     1,585      4.1%       750      3.8%
   construction
Real estate
   farmland             2,737      2.5%     2,416      3.0%      1,859      3.0%        --        --        --        --
Real estate            59,143     54.1%    40,743     50.0%     33,110     53.6%    20,710     53.6%    10,780     55.0%
   mortgage
Individuals (and       13,795     12.6%    11,457     14.0%     10,087     16.3%     6,293     16.3%     3,621     18.5%
   other)
Total                 109,389      100%    81,548      100%     61,801      100%    38,625      100%    19,608      100%

        The concentration of loans in the real estate sector results in our obtaining high-quality collateral to secure the loans.

        LENDING LIMITS. When the amount of loans to a single borrower exceeds an individual lender's limit, the loan must be approved by a more experienced officer with a higher limit or the respective bank's loan committee.

        Lending limits vary based upon the type of loan and the borrower. In general, under banking regulations, each bank is limited by its capital to the amount it can extend to any one borrower. Generally, these limits provide that no more than 15% of the bank's capital can be extended to any one borrower, plus up to an additional 10% of the bank's capital, provided the amount that exceeds 10% is secured by readily marketable collateral. Because of our ability to sell participations between our banks, we can combine our limits to extend larger loans if we so desire. At March 31, 2004, our internally established lending limits, which are below the regulatory limits, to any one borrower were $2 million for Albany Bank & Trust and $700,000 for First Bank of Dothan. We believe that this amount provides us the ability to properly serve our customers. While this is the total legal limit we are allowed, we base the total lending to any once customer on their ability to repay and financial condition. All loans are assigned a grade, based on the quality of the credit. These grades are reviewed regularly by our lenders, bank examiners and third party loan reviewers, and ratings are adjusted based upon the borrower's history and financial condition.

        UNDERWRITING. We have lenders of varying experience and expertise. Our senior lenders are the primary contact points for our major loan customers. These lenders are supported by the credit administration officer at the holding company. These three people alone have 60 years of combined lending experience. We have developed a credit underwriting and monitoring system. A portion of each lender's annual bonus is based on generating new loans which meet these guidelines.

        MEMORANDUM OF UNDERSTANDING. On January 9, 2003, prior to its acquisition by Community Capital, First Bank of Dothan entered a Memorandum of Understanding with the FDIC and the Alabama State Banking Department primarily regarding First Bank of Dothan's lending practices. Pursuant to the Memorandum of Understanding, First Bank of Dothan has designated a qualified chief lending officer, developed a definitive and strengthened loan review and grading program, reduced the balance of its assets classified as substandard and doubtful, and implemented an amended written loan policy and exception procedures and reporting. Under the terms of the Memorandum of Understanding, First Bank of Dothan is required to maintain a Tier 1 Leverage Capital ratio of not less than 8% and may not pay any cash dividends without the prior written consent of the FDIC and the Alabama State Banking Department. We believe First Bank of Dothan has complied with the terms of the Memorandum of Understanding and plan to request that it be terminated.

                           PRINCIPAL SHAREHOLDERS AND
                          STOCK OWNERSHIP OF MANAGEMENT


        The following table lists, as of April 30, 2004, the number of shares common stock beneficially owned by: (a) each current director of Community Capital; (b) each executive officer listed in the Summary Compensation Table; and (c) all current executive officers and directors as a group. The information shown below is based upon information furnished to Community Capital by the named persons. Additionally (unless otherwise indicated), the business address for each person listed below is 2815 Meredyth Drive, Albany, Georgia 31707.

        Information relating to beneficial ownership of Community Capital is based upon "beneficial ownership" concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days after April 30, 2004. Unless otherwise indicated in the "Nature of Beneficial Ownership" column, each person is the record owner of and has sole voting and investment power with respect to his or her shares.

                                             NUMBER OF SHARES
                                                SUBJECT TO
                                             OPTIONS/WARRANTS     AGGREGATE
                                 NUMBER OF     EXERCISABLE        NUMBER OF    PERCENT    NATURE OF
NAME AND ADDRESS                   SHARES     WITHIN 60 DAYS        SHARES     OF CLASS   BENEFICIAL OWNERSHIP
----------------                   ------     --------------        ------     --------   --------------------
DIRECTORS:

Robert M. Beauchamp                28,571         22,138            50,709        2.9

Bennett D. Cotten, Jr.             14,285         14,995            29,280        1.7

Glenn A. Dowling                   21,428         22,138            43,566        2.5

Mary Helen Dykes                    4,762         14,995            19,757        1.2

Charles M. Jones, III              43,657         39,995            83,652        4.8

Van Cise Knowles                   43,476          4,996            48,472        2.8     Includes 23,571 shares held
                                                                                          in an IRA for the benefit of
                                                                                          Mr. Knowles.

C. Richard Langley                 26,242         13,924            40,166        2.3     Includes 20,742 shares held
                                                                                          in an IRA for the benefit of
                                                                                          Mr. Langley.

                                             NUMBER OF SHARES
                                                SUBJECT TO
                                             OPTIONS/WARRANTS     AGGREGATE
                                 NUMBER OF     EXERCISABLE        NUMBER OF    PERCENT    NATURE OF
NAME AND ADDRESS                   SHARES     WITHIN 60 DAYS        SHARES     OF CLASS   BENEFICIAL OWNERSHIP
----------------                   ------     --------------        ------     --------   --------------------

Robert E. Lee                      92,457         84,285           176,742        9.9     Includes 48,842 shares held
                                                                                          in an IRA for the benefit of
                                                                                          Mr. Lee and 857 shares held
                                                                                          jointly with Mr. Lee's
                                                                                          spouse.

Corinne C. Martin                  42,782         13,638            56,420        3.3     Includes 4,284 shares held
                                                                                          by Ms. Martin as trustee for
                                                                                          grandchildren and 8,570
                                                                                          shares held by Ms. Martin as
                                                                                          trustee for her children as
                                                                                          to which beneficial
                                                                                          ownership is shared.
William F. McAfee                  21,428         22,138            43,566        2.5

Mark M. Shoemaker                  21,428         22,138            43,566        2.5

Jane Anne D. Sullivan              28,570         22,138            50,708        2.9     Includes 7,142 shares owned
                                                                                          by Ms. Sullivan's children
                                                                                          as to which beneficial
                                                                                          ownership is shared.
John P. Ventulett, Jr.             29,764         14,995            44,759        2.6

Lawrence B. Willson                21,428         22,138            43,566        2.5

James D. Woods                     21,428         22,138            43,566        2.5     Includes 21,428 shares held
                                                                                          in a profit sharing plan for
                                                                                          the benefit of Dr. Woods.

EXECUTIVE OFFICERS* :

David J. Baranko                    4,734         7,714             12,448        0.7     Includes 4,428 shares held
                                                                                          in an IRA for the benefit of
                                                                                          Mr. Baranko.
David C. Guillebeau                10,241         32,000            42,241        2.4


ALL DIRECTORS AND                 476,681        396,503           873,184       41.6
EXECUTIVE OFFICERS, AS A
GROUP

5% SHAREHOLDERS:

Estate of Oscar Lantinga          100,867           0              100,867        5.9
   508 Collingswood Dr.
   Dothan, AL  36301

-------------------------
*    Mr. Jones and Mr. Lee are also executive officers of Community Capital.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following table shows for each director: (a) his or her name; (b) his or her age at December 31, 2003; (c) how long he or she has been a director of Community Capital; (d) his or her position(s) with Community Capital, other than as a director; and (e) his or her principal occupation and recent business experience for the past five years. Each of the directors listed below is also a director of Albany Bank & Trust.

                                             DIRECTOR     POSITION WITH COMMUNITY CAPITAL
NAME (AGE)                                     SINCE      AND BUSINESS EXPERIENCE
------------------------------------------     -----      --------------------------------------------------------------
Robert M. Beauchamp (41)                       1998       Attorney, Beauchamp & Associates, LLC

Bennett D. Cotten, Jr. (50)                    1998       Orthopedic Surgeon, Southwest Georgia Orthopedic and
                                                          Sports Medicine

Glenn A. Dowling (71)                          1998       Podiatrist, Managing Partner, Ambulatory Surgery Center and
                                                          Albany Podiatry Associates; Business Owner and Developer,
                                                          Partridge Pea Plantation

Mary Helen Dykes (53)                          1998       Business Owner/Administrator, Secretary and Treasurer,
                                                          Bob's Candies, Inc.

Charles M. Jones, III (53)                     1998       Chairman of the Board of Directors of Community Capital
                                                          and Albany Bank & Trust; Chief Executive Officer of
                                                          Community Capital; Director of First Bank of Dothan; Chief
                                                          Executive Officer, Consolidated Loan & Mortgage Co. and
                                                          affiliated companies

Van Cise Knowles (63)                          1998       Surgeon, Van C. Knowles M.D., P.C.

C. Richard Langley (55)                        1998       Attorney, Langley & Lee

Robert E. Lee (1)  (51)                        1998       President of Community Capital and Albany Bank & Trust;
                                                          Chief Executive Officer of Albany Bank & Trust; Director of
                                                          First Bank of Dothan

Corinne C. Martin (61)                         1998       Ownership interest in and President of Three Sisters, Inc., farming and timber property; Owner of Dunaway Enterprises, real estate investment company; Owner of Covey Pointe
                                                          Shooting Preserve, commercial hunting property

William F. McAfee (66)                         1998       Business Owner, Bill McAfee Leasing, commercial truck
                                                          lessor; Sales Manager, Allstar International, commercial truck dealership; Manager, Fowltown Farms

Mark M. Shoemaker (49)                         1998       Medical Doctor, Albany Anesthesia Associates

Jane Anne D. Sullivan (44)                     1998       Business Owner, Buildings Exchange, a real estate holding
                                                          company

                                             DIRECTOR     POSITION WITH COMMUNITY CAPITAL
NAME (AGE)                                     SINCE      AND BUSINESS EXPERIENCE
------------------------------------------     -----      --------------------------------------------------------------
John P. Ventulett, Jr. (55)                    1998       Executive Insurance Agent, Vice President, JSL/Howard
                                                          Ventulett & Bishop Insurors of Albany

James D. Woods (60)                            1998       Medical Doctor, Drs. Adams and Woods, M.D. P.C. Medical
                                                          Practice

Lawrence B. Willson (53)                       1998       Business Administrator, Vice President and Farm Manager,
                                                          Sunnyland Farms, Inc.

-------------------------
(1) Mr. Lee has served as President of Community Capital since August 1, 1998. Prior to becoming an officer of Community Capital, Mr. Lee served as Executive Vice President and Chief Financial Officer of a community bank.

EXECUTIVE COMPENSATION

        The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Community Capital for the fiscal years 2003, 2002 and 2001 of our Chief Executive Officer, President and Executive Vice President. No other executive officer received a combined payment of salary and bonus in excess of $100,000 for services rendered to Community Capital during 2003.

SUMMARY COMPENSATION TABLE

                                               Annual Compensation(1)              Long-Term Compensation Awards
                                ----------------------------------------------- -----------------------------------
                                                                                                         All Other
                                 Compensation         Salary         Bonus       Number of Securities  Compensation
Name and Position                    Year              ($)            ($)         Underlying Options        ($)
-----------------               --------------         ---          -------       ------------------   ------------
Charles M. Jones, III,               2003                   0             0             285                  0
Chief Executive Officer              2002                   0             0             285                  0
                                     2001                   0             0             285                  0

Robert E. Lee,                       2003             160,600        83,717            25,000             10,340 (2)
President                            2002             141,085        57,722              0                 7,425 (2)
                                     2001             128,260        35,171              0                 6,850 (2)

David D. Guillebeau,                 2003             101,609        14,000            10,000              5,018 (3)
Executive Vice President             2002              94,800         5,849              0                 4,752 (3)
                                     2001              90,900         8,208              0                 4,526 (3)

-------------------------
(1) We have omitted information on perquisites and other personal benefits because the aggregate value of these items does not meet the minimum amount required for disclosure under the Securities and Exchange Commission regulations.

(2) Includes a matching contribution to Mr. Lee's 401(k) plan of $5,500, $5,500 and $4,746 in 2003, 2002 and 2001, respectively, and premiums paid on a term life insurance policy for the benefit of Mr. Lee of $4,480, $1,905 and $1,325 in 2003, 2002 and 2001, respectively.

(3) Includes a matching contribution to Mr. Guillebeau's 401(k) plan of $5,018, $4,752 and $4,526 in 2003, 2002 and 2000, respectively.

STOCK OPTION GRANTS IN FISCAL 2003

        The following table set forth information at December 31, 2003, and for the fiscal year then ended, concerning stock options granted to the executive officers listed in the Summary Compensation Table. We have not granted any stock appreciation rights, restricted stock or stock incentives other than stock options.

                                                     Percent of
                                  Number of         Total Options
                                 Securities           Granted to
                                 Underlying          Employees in     Exercise Price
Name                           Options Granted        Fiscal Year        Per Share        Expiration Date
---------------------          ---------------       -------------    ---------------     ---------------
Charles M. Jones, III                 285               0.37%             $13.97             5/15/2013
Robert E. Lee                      25,000              19.45%             $13.97             5/15/2013
David C. Guillebeau                10,000              12.96%             $10.18             2/24/2013

AGGREGATED OPTION EXERCISES IN FISCAL 2003 AND FISCAL YEAR-END OPTION VALUES

        The following table sets forth information at December 31, 2003, and for the fiscal year then ended, concerning stock options held by the executive officers listed in the Summary Compensation Table. The listed executive officers did not exercise any options to purchase common stock of Community Capital during 2003.

                                                            Number of Securities            Value of Unexercised
                             Number of                     Underlying Unexercised          In-the-Money Options at
                              Shares                              Options                   December 31, 2003 (1)
                            Acquired on      Value      ----------------------------    ----------------------------
Name                         Exercise       Realized    Exercisable    Unexercisable    Exercisable    Unexercisable
---------------------       ----------      --------    -----------    -------------    -----------    -------------
Charles M. Jones, III            0             --           18,282            4,286        $83,659          $19,928
Robert E. Lee                    0             --           60,000           40,000       $300,000          $75,000
David C. Guillebeau              0             --           24,000           16,000       $168,000         $143,800

(1) Calculated as the aggregate positive spread between the exercise price of any such existing options and the year-end price ($12.00 per share) of Community Capital's common stock.

OPTION GRANT UPON COMPLETION OF OFFERING

        On April 26, 2004, our Board of Directors approved the grant, upon the closing of this offering, to our president, Robert E. Lee, of an option to purchase a number of shares of our common stock equal to 5% of the shares sold in this offering with an exercise price equal to the public offering price. The option will be granted under our 1998 Stock Incentive Plan as of the close of this offering and will become exercisable in 20% annual increments beginning on the first anniversary of the closing date. The option will remain exercisable for the ten-year period following the closing date or for 90 days after the option holder ceases to be employed by Community Capital, whichever is shorter. The exercise price of the option will be subject to adjustment for stock splits, recapitalizations or other similar events.

EQUITY COMPENSATION PLANS

        The table below sets forth information regarding shares of Community Capital common stock authorized for issuance under the following Community Capital equity compensation plans and agreements:

        o       Community Capital Bancshares, Inc. 1998 Stock Incentive Plan;

        o Community Capital Bancshares, Inc. 2000 Outside Directors' Stock Option Plan;

        o Community Capital Bancshares, Inc. Non-qualified Stock Option Agreement with Charles M. Jones, III;

        o Community Capital Bancshares, Inc. Non-qualified Stock Option Agreement with Richard Bishop;

        o Community Capital Bancshares, Inc. Restated Employee Stock Purchase Plan; and

        o Community Capital Bancshares, Inc. Non-qualified Stock Option Agreements with David Baranko, David Guillebeau, Paul Joiner, Rosa Ramsey, and La Donna Urick.

        The 1998 Stock Incentive Plan was approved by shareholders on March 11, 1999. None of the other equity compensation plans or agreements listed above has been approved by Community Capital's shareholders. Each of those plans or agreements is described below.

                                                                                                    Number of securities
                                                                                                   remaining available for
                                                                                                    future issuance under
                                                                                                          the equity
                                                     Number of securities      Weighted-average       compensation plans
                                                      to be issued upon        exercise price of      (excluding shares
                                                   exercise of outstanding    outstanding options   subject to outstanding
                                                     options and warrants        and warrants              options)
----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by security
holders                                                    147,853                   8.22                  155,721

Equity compensation plans not approved by
security holders                                           368,872                   7.50                   12,725

Total                                                      516,725                   7.70                  168,446

        2000 OUTSIDE DIRECTORS' STOCK OPTION PLAN. The 2000 Outside Directors' Stock Option Plan was adopted by the Board of Directors on April 24, 2000. This plan is not subject to the Employment Retirement Income Security Act of 1974, nor is it qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The 2000 Outside Directors' Stock Option Plan provides for the issuance of non-qualified stock options to members of the Board of Directors who are not employees of Community Capital or any of its affiliates and the Chairman of the Board of Directors, regardless of whether he is an employee of Community Capital. Community Capital has reserved up to 21,429 shares of Community Capital's common stock for issuance under this plan upon exercise of an option. This number may change in the event of future stock dividends, stock splits, recapitalizations and similar events. If an option expires or terminates without being exercised, the shares subject to the unexercised portion of the option may again be available for awards under the 2000 Outside Directors' Stock Option Plan. The purpose of this plan is to promote in its non-employee directors personal interest in the welfare of Community Capital and provide incentives to the individuals who are primarily responsible for shaping and carrying out the long-term plans of Community Capital.

        The 2000 Outside Directors' Stock Option Plan provides for an annual grant of an option to purchase 142 shares of Community Capital's common stock to the existing non-employee directors and an option to purchase 285 shares of Community Capital's common stock to the Chairman of the Board as of the date of each annual shareholders' meeting. Options granted pursuant to this plan are generally nontransferable except by will or the laws of descent and distribution unless otherwise permitted by the

Board of Directors. These options are fully vested and exercisable immediately, subject to any restriction imposed by the primary federal regulator of Community Capital. The exercise price of these options must be equal to the fair market value of the common stock on the date the option is granted. The term of the options may not exceed ten years from the date of grant. If a participant ceases to be a director of Community Capital or any affiliate, the options expire, terminate and become unexercisable no later than 90 days after the date the participant ceases to provide such services.

        NON-QUALIFIED STOCK OPTION AGREEMENT WITH CHARLES M. JONES, III. On November 15, 1999, Mr. Jones was granted an option to purchase 21,429 shares of Community Capital's common stock at an exercise price of $7.35 per share, as adjusted to reflect Community Capital's ten-for-seven stock split effective in January 2001. This option vests in 20% equal increments over five years beginning on the first anniversary of the grant date for so long as Mr. Jones serves as a director of Community Capital or any of its affiliates. The option will be come fully vested if Mr. Jones retires on or after he reaches age 65 or upon a change in control of Community Capital. The option will expire on the tenth anniversary of the grant date or, if earlier, 90 days after Mr. Jones ceases to be a director of Community Capital or any affiliate.

        NON-QUALIFIED STOCK OPTION AGREEMENT WITH RICHARD BISHOP. On April 11, 2000, Mr. Bishop was granted an option to purchase 12,143 shares of Community Capital's common stock at an exercise price of $7.00 per share, as adjusted to reflect Community Capital's ten-for-seven stock split effective in January 2001. This option vests in 20% equal increments over five years beginning on the first anniversary of the grant date for so long as Mr. Bishop serves as an employee of Community Capital or any of its affiliates. The option will be come fully vested if Mr. Bishop retires on or after he reaches age 65 or upon a change in control of Community Capital. The option will expire on the tenth anniversary of the grant date or, if earlier, 90 days after Mr. Bishop ceases to be employee of Community Capital or any affiliate.

        NON-QUALIFIED STOCK OPTION AGREEMENT WITH MEMBERS OF MANAGEMENT. On February 23, 2003, Community Capital granted five members of management options to purchase an aggregate of 50,000 shares of Community Capital's common stock at an exercise price of $10.18 per share. These options vest in 20% equal increments over five years beginning on the first anniversary of the grant date for so long as the individual serves as an employee of Community Capital or any of its affiliates. The options will become fully vested if there is a change in control of Community Capital. The options will expire on the tenth anniversary of the grant date or, if earlier, 90 days after the optionee ceases to be employee of Community Capital or any affiliate. Since the options were only granted to officers of Community Capital and the Bank, the option grants did not involve a public offering, and therefore were exempt from registration under
Section 4(2) of the Securities Act of 1933.

        RESTATED EMPLOYEE STOCK PURCHASE PLAN. The Employee Stock Purchase Plan enables eligible employees to purchase shares of Community Capital common stock through payroll deductions. An employee is eligible to participate in the Employee Stock Purchase Plan if that employee is a resident of Georgia and is employed in a position that customarily requires at least 20 hours of work per week. Under the Employee Stock Purchase Plan, employee payroll deductions are combined with matching contributions made by Community Capital and used to purchase shares of Community Capital common stock on behalf of the employee at the end of each calendar quarter. The shares are purchased in the open market at prevailing prices at the time of the purchase or may be purchased from Community Capital at fair market value. Fair market value is determined by Community Capital in good faith based on all relevant facts and circumstances as of the date of purchase. If an employee terminates employment with Community Capital or any affiliate or the employee no longer satisfies the eligibility requirements, the employee's payroll deductions made under the Employee Stock Purchase Plan that have not been used to purchase shares of Community Capital's common stock will be returned to that employee and any matching credits will be forfeited.

        WARRANT AGREEMENTS WITH EACH OF COMMUNITY CAPITAL'S DIRECTORS. On March 11, 1999, Community Capital issued its directors warrants to purchase an aggregate of 302,420 shares of Community Capital's common stock at $7.00 per share, as adjusted to reflect Community Capital's ten-for-seven stock split effective in January 2001. The warrants become exercisable in 20% annual increments beginning on the first anniversary of the issuance date. Exercisable warrants will remain exercisable for the ten-year period following the date of issuance or for 90 days after the warrant holder ceases to be a director of Community Capital, whichever is shorter. The exercise price of each warrant is subject to adjustment for stock splits, recapitalizations or other similar events. Additionally, if Albany Bank & Trust's capital falls below the minimum level, as determined by the OCC, Community Capital may be directed to require the directors to exercise or forfeit their warrants.

EMPLOYMENT AGREEMENTS

        ROBERT E. LEE. On August 19, 1998, Community Capital and Albany Bank & Trust entered into an employment agreement with Mr. Lee regarding Mr. Lee's employment as Community Capital's President. The initial term of the agreement began on August 1, 1998 and continued until July 31, 2003. At the end of the initial five-year term and at the end of any extension of the term, the agreement automatically extends for a period of 12 months, unless a party to the agreement provides notice to the other parties that he or it does not intend to extend the agreement.

        Mr. Lee's base salary under the agreement during 2003 was $160,600 per year. The Board of Directors is required to review the base salary amount annually, and the base salary may be increased by an amount determined by the Board of Directors. The agreement also provides that Mr. Lee is entitled to an annual cash bonus based on Community Capital's consolidated earnings, provided that the Board of Directors determines, according to reasonable safety and soundness standards, that the overall financial condition of Albany Bank & Trust will not be adversely affected by the payment of the bonus. Mr. Lee earned a bonus of $83,717 during 2003. Additionally, the agreement requires Community Capital to provide Mr. Lee with an automobile, health insurance, life insurance, vacation time, reimbursement for reasonable business expenses, club memberships and other customary benefits.

        Generally, in the event Mr. Lee is terminated by Community Capital without cause or Mr. Lee terminates his employment with cause, Community Capital will be required to meet its obligations with respect to Mr. Lee's compensation for a period equal to the greater of 12 months from the date of termination or the remaining term of the agreement. In the event Community Capital terminates Mr. Lee's employment due to his permanent disability, Community Capital will be required to meet its obligations with respect to Mr. Lee's compensation for a period of 12 months following the termination. If Mr. Lee terminates his employment within six months following a change in control of Community Capital, Mr. Lee will be entitled to a cash payment equal to 2.99 times his average base salary for the preceding three years.

        If Mr. Lee's employment is terminated by Community Capital with cause or Mr. Lee terminates his employment without cause or upon a change in control, Mr. Lee will generally be prohibited from competing with Albany Bank & Trust or soliciting its customers or employees for a period of 12 months after the date of termination.

        DAVID C. GUILLEBEAU. On October 1, 1998, Community Capital and Albany Bank & Trust entered into an employment agreement with Mr. Guillebeau regarding his employment as Executive Vice President of Community Capital and Albany Bank & Trust and Senior Loan Officer of Albany Bank &

Trust. The initial term of the agreement began on October 1, 1998 and continued until September 30, 2001. At the end of the initial three-year term and at the end of any extension of the term, the agreement automatically extends for a period of 12 months, unless a party to the agreement provides notice to the other parties that he or it does not intend to extend the agreement.

        Mr. Guillebeau's base salary under the agreement during 2003 was $101,609 per year. The President of Albany Bank & Trust is required to review the base salary amount annually, and the base salary may be increased each year by an amount determined by the President. The agreement also provides that Mr. Guillebeau is entitled to an annual cash bonus based on criteria established by the President of Albany Bank & Trust. Mr. Guillebeau earned a bonus of $14,000 during 2003. Additionally, the agreement requires Community Capital to provide Mr. Guillebeau with an automobile, health insurance, vacation time, reimbursement for reasonable business expenses, club memberships and other customary benefits.

        Generally, in the event Mr. Guillebeau is terminated by Community Capital without cause or Mr. Guillebeau terminates his employment with cause, Community Capital will be required to meet its obligations with respect to Mr. Guillebeau's compensation for a period equal to the greater of 12 months from the date of termination or the remaining term of the agreement. In the event Community Capital terminates Mr. Guillebeau's employment due to his permanent disability, Community Capital will be required to meet its obligations with respect to Mr. Guillebeau's compensation for a period of 12 months following the termination. If Mr. Guillebeau terminates his employment within six months following a change in control of Community Capital, Mr. Guillebeau will be entitled to a cash payment equal to the sum of his average base salary and cash bonus for the preceding three years.

        If Mr. Guillebeau's employment is terminated by Community Capital with cause or Mr. Guillebeau terminates his employment without cause or upon a change in control, Mr. Guillebeau will generally be prohibited from competing with Albany Bank & Trust or soliciting its customers or employees for a period of 12 months after the date of termination.

DIRECTOR COMPENSATION

        During 2003, directors of Community Capital received $250 for each board meeting attended and $100 for each committee meeting attended. In April 2004, we increased the amount that Community Capital directors receive for attending board meetings to $500 per meeting.

        On May 15, 2003, we granted our Chairman of the Board a non-qualified option to purchase 285 shares of our common stock and granted every other non-employee director a non-qualified option to purchase 142 shares of our common stock for their service as directors during 2002. The options vested immediately on the grant date, are exercisable at $13.97 per share, and have a maximum term of ten years from the grant date.

        Additionally, on April 26, 2004, we granted our Chairman of the Board a non-qualified option to purchase 285 shares of our common stock and granted every other non-employee director a non-qualified option to purchase 142 shares of our common stock for their service as directors during 2003. The options vested immediately on the grant date, are exercisable at $12.00 per share and have a maximum term of ten years from the grant date.

        On April 26, 2004, our Board of Directors approved in principle two deferred compensation arrangements for directors. Under a deferred fee program, directors will be permitted to defer up to 100% of their director and committee fees each year. Under a deferred referral compensation program, directors will be awarded annual fees for qualified referrals to our subsidiary banks. Under both programs, the contributions will accrue earnings based on a predetermined measurement, such as a multiple of our return on assets, established by the Board on an annual basis. The Board of Directors also approved the use of a bank-owned life insurance instrument to fund the deferred compensation arrangements.

        Directors of Albany Bank & Trust and First Bank of Dothan receive $500 for each board meeting and $100 for each committee meeting they attend.


                              CERTAIN TRANSACTIONS

        From time to time our directors, officers and their affiliates, including members of their families or businesses and other organizations with which they are associated, may have banking transactions in the ordinary course of business with our subsidiary banks. Our subsidiary banks' policies are that any loans or other transactions with those persons or entities (a) are made in accordance with applicable law and the bank's lending policies, (b) are made on substantially the same terms, including price, interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated parties of similar standing, and (c) do not involve more than the normal risk of collectibility or present other unfavorable features to Community Capital and our subsidiary banks. In addition, all future transactions with our directors, officers and their affiliates are intended to be on terms no less favorable than could be obtained from an unaffiliated third party, and must be approved by a majority of our directors, including a majority of the directors who do not have an interest in the transaction.

        On April 26, 2004, our Board of Directors approved the grant, upon the closing of this offering, to our president, Robert E. Lee, of an option to purchase a number of shares of our common stock equal to 5% of the shares sold in this offering with an exercise price equal to the public offering. The option will be granted under our 1998 Stock Incentive Plan as of the close of this offering and will become exercisable in 20% annual increments beginning on the first anniversary of the closing date. The option will remain exercisable for the ten-year period following the closing date or for 90 days after the option holder ceases to be employed by Community Capital, whichever is shorter. The exercise price of the option will be subject to adjustment for stock splits, recapitalizations or other similar events.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

        Community Capital's Articles of Incorporation authorize Community Capital to issue up to 10,000,000 shares of common stock, par value $1.00 per share, of which up to 1,000,000 shares will be issued pursuant to this offering. As of April 30, 2004, 1,765,264 shares of our common stock were issued and 1,701,115 shares were outstanding. As of April 30, 2004, 242,935 shares were issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.94 per share; 266,135 shares were issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.00 per share; and 148,315 additional shares were reserved for issuance pursuant to future grants and awards under our stock incentive plans. Furthermore, a number of shares equal to 5% of the number of shares sold in this offering will be subject to an option that we intend to grant to our president, Robert E. Lee, upon completion of this offering. This option will be granted under our 1998 Stock Incentive Plan. See "Management--Option Grant Upon Completion of Offering," page 41.

        All shares of common stock are entitled to share equally in dividends from legally available funds when, as, and if declared by the Board of Directors. Upon liquidation or dissolution of Community Capital, whether voluntary or involuntary, all shares of common stock are entitled to share equally in all assets of Community Capital available for distribution to the shareholders. Each holder of common stock will be entitled to one vote for each share on all matters submitted to the shareholders. Holders of common stock will not have any preemptive right to acquire authorized but unissued capital stock of Community Capital. There is no cumulative voting, redemption right, sinking fund provision or right of conversion in existence with respect to the common stock. All shares of the common stock issued in accordance with the terms of the offering as described in this prospectus will be fully paid and non-assessable.

PREFERRED STOCK

        Community Capital's Articles of Incorporation also authorize the Board of Directors to issue up to 2,000,000 shares of preferred stock, par value not stated. The Board of Directors has the authority to determine the designations, powers, preferences and relative rights of the preferred stock. Preferred stock may have voting rights, subject to applicable law and determination by the Board of Directors. No preferred stock has been issued. Although Community Capital has no present plans to issue any preferred stock, the ownership and control of Community Capital by the holders of the common stock would be diluted if Community Capital were to issue preferred stock that had voting rights.


         CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

PROTECTIVE PROVISIONS

        GENERAL. Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and Community Capital's Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of Community Capital contain certain provisions which would have the effect of impeding an attempt to change or remove management of Community Capital or to gain control of Community Capital in a transaction not supported by its Board of Directors. In general, one purpose of the protective provisions is to assist our Board of Directors in playing a role in connection with attempts to acquire control of Community Capital. The protective provisions allow our Board of Directors to further and protect the interests of Community Capital and its shareholders as appropriate under the circumstances, including if the Board of Directors determines that a sale of control is in the best interests of Community Capital and its shareholders by enhancing the Board's ability to maximize the value to be received by the shareholders upon such a sale.

        Although our management believes the protective provisions are beneficial to Community Capital shareholders, the protective provisions also may tend to discourage some takeover bids. As a result, Community Capital shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be an expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

        The protective provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Community Capital's common stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the protective provisions may decrease the market price of Community Capital's common stock by making the common stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The protective provisions also may make it more difficult and time-consuming for a potential acquirer to obtain control of Community Capital through replacing the Board of Directors and management. Furthermore, the protective provisions may make it more difficult for Community Capital shareholders to replace the Board of Directors or management, even if a majority of the shareholders believes that replacing them would be in the best interests of Community Capital. As a result, the protective provisions may tend to perpetuate the incumbent Board of Directors and management.

        The Articles of Incorporation of Community Capital also contain a provision which eliminates the potential personal liability of directors for monetary damages. In addition, the Bylaws of Community Capital contain certain provisions which provide indemnification for our directors. The protective provisions and the provisions relating to elimination of liability and indemnification of directors are discussed more fully below.

        PREFERRED STOCK. The existence of preferred stock may impede the takeover of Community Capital without the approval of our Board of Directors by enabling the Board of Directors to issue preferred stock to persons friendly to current management, which could render more difficult or discourage any attempt to gain control of Community Capital through a proxy contest, tender offer, merger or otherwise. In addition, the issuance of preferred stock with voting rights may have an adverse effect on the rights of the holders of common stock, and in certain circumstances, such issuances of preferred stock could decrease the market price of the common stock.

        STAGGERED TERMS FOR BOARD OF DIRECTORS. Article 7 of our Articles of Incorporation provides that our Board of Directors will be divided into three classes. Our directors serve staggered terms, which means that one-third of the directors will be elected each year at Community Capital's annual meeting of shareholders. Each director serves for a term of three years. This means that unless the existing directors were to resign, it would take at least two annual meetings of our shareholders to replace a majority of our directors.

        CHANGE IN NUMBER OF DIRECTORS. Article 8 of our Articles of Incorporation provides that any change in the number of directors of Community Capital, as set forth in our Bylaws, would have to be made by the affirmative vote of two-thirds (2/3) of the entire Board of Directors or by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of common stock.

        REMOVAL OF DIRECTORS. Article 9 of our Articles of Incorporation provides that one or more of our directors may be removed for cause during their terms only by the affirmative vote of the holders of a majority of the issued and outstanding shares of Community Capital entitled to vote in an election of directors. Article 9 also provides that our directors may be removed during their terms without cause only by the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of Community Capital entitled to vote in an election of directors.

        SUPERMAJORITY VOTING ON CERTAIN TRANSACTIONS. Under Article 13 of our Articles of Incorporation, with certain exceptions, any merger or consolidation involving Community Capital or any sale or other disposition of all or substantially all of our assets will require the affirmative vote of a majority of our directors then in office and the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of common stock. However, if the Board of Directors has approved the particular transaction by the affirmative vote of two-thirds (2/3) of the entire Board, then the applicable provisions of Georgia law would govern and shareholder approval of the transaction would require the affirmative vote of the holders of only a majority of the outstanding shares of common stock entitled to vote on the transaction.

        EVALUATION OF AN ACQUISITION PROPOSAL. Article 14 of our Articles of Incorporation provides the factors that the Board of Directors shall consider in evaluating whether any acquisition proposal made by another party is in the best interests of Community Capital and its shareholders. As used herein, the term "acquisition proposal" refers to any offer of another party (1) to make a tender offer or exchange offer for


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

any equity security of Community Capital, (2) to merge or consolidate Community Capital with another corporation, or (3) to purchase or otherwise acquire all or substantially all of the properties and assets owned by Community Capital.

        Article 14 charges the Board, in evaluating an acquisition proposal, to consider all relevant factors, including (1) the expected social and economic effects of the transaction on the employees, customers and other constituents (e.g., suppliers of goods and services) of Community Capital and the banks, (2) the expected social and economic effects on the communities within which Community Capital and the banks operate, and (3) the consideration being offered by the other corporation in relation (a) to the then current value of Community Capital as determined by a freely negotiated transaction and (b) to the Board of Director's then estimate of Community Capital's future value as an independent entity. The enumerated factors are not exclusive, and the Board may consider other relevant factors.

        This Article has been included in our Articles of Incorporation because our subsidiary banks are charged with providing support to and being involved with the communities they serve. As a result, the Board believes its obligations in evaluating an acquisition proposal extend beyond evaluating merely the consideration being offered in relation to the then market value of the common stock. No provisions of Georgia law specifically enumerate the factors a corporation's board of directors should consider in the event the corporation is presented with an acquisition proposal.

        While the value of the consideration offered to shareholders is the main factor when weighing the benefits of an acquisition proposal, the Board believes it appropriate also to consider all other relevant factors. For example, this Article directs the Board to evaluate the consideration being offered in relation to the then current value of Community Capital determined in a freely negotiated transaction and in relation to the Board's then estimate of the future value of Community Capital as an independent concern. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The Board believes that frequently the consideration offered in such a situation, even though it may be in excess of the then market value (i.e., the value at which shares are then currently trading), is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms which reflect not only the current value, but also the future value of Community Capital.

        One effect of this Article may be to discourage a tender offer in advance. Often an offeror consults the Board of a target corporation prior to or after commencing a tender offer in an attempt to prevent a contest from developing. The Board believes that this provision will strengthen its position in dealing with any potential offeror which might attempt to acquire Community Capital through a hostile tender offer. Another effect of this Article may be to dissuade shareholders who might be displeased with the Board's response to an acquisition proposal from engaging Community Capital in costly litigation.

        Article 14 of our Articles of Incorporation would not make an acquisition proposal regarded by the Board as being in the best interests of Community Capital more difficult to accomplish. It would, however, permit the Board to determine that an acquisition proposal was not in the best interests of Community Capital (and thus to oppose it) on the basis of the various factors deemed relevant. In some cases, such opposition by the Board might have the effect of maintaining the positions of incumbent management.

INDEMNIFICATION

        Our Bylaws contain certain indemnification provisions which provide that directors, officers, employees or agents of Community Capital will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceeding. In addition, the Bylaws provide that Community Capital will advance to its insiders reasonable expenses of any such proceeding, provided that such person furnishes Community Capital with (i) a written affirmation of such person's good faith belief that he or she has met the applicable standard of conduct and (ii) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification.

        When a case or dispute is not ultimately determined on its merits (e.g., it is settled), the indemnification provisions provide that Community Capital will indemnify insiders when they meet the applicable standard of conduct. The applicable standard of conduct is met if the insider acted in a manner he or she in good faith believed to be in or not opposed to the best interests of Community Capital and, with respect to any criminal action or proceeding, if the insider had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, the shareholders or independent legal counsel in each specific case.

        Our Bylaws also provide that the indemnification rights set forth in our Bylaws are not exclusive of other indemnification rights to which an insider may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Community Capital can also provide for greater indemnification than that set forth in our Bylaws if we choose to do so, subject to approval by our shareholders. Community Capital may not, however, indemnify an insider for liability arising out of circumstances which constitute exceptions to limitation of an insider's liability for monetary damages. See "--Limitation of Liability" below.

        The indemnification provisions of our Bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not Community Capital would have had the power to indemnify against such liability.

        We are not aware of any pending or threatened action, suit or proceeding involving any of its insiders for which indemnification from Community Capital may be sought.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Community Capital pursuant to the foregoing provisions or otherwise, Community Capital has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by Community Capital of expenses incurred or paid by a director, officer or controlling person of Community Capital in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, Community Capital will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LIMITATION OF LIABILITY

        Article 11 of our Articles of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to Community Capital and to our shareholders for breach of a duty as a director. There is no elimination of liability for (1) a breach of duty involving appropriation of a business opportunity of Community Capital, (2) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director


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

derives an improper material tangible personal benefit, or (4) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. Article 11 does not eliminate or limit the right of Community Capital or our shareholders to seek injunctive or other equitable relief not involving monetary damages.

        Article 11 was adopted by Community Capital pursuant to the Georgia Business Corporation Code, which allows Georgia corporations to include in their Articles of Incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. Article 11 was included in our Articles of Incorporation to encourage qualified individuals to serve and remain as directors of Community Capital. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. Article 11 was also included to enhance our ability to secure liability insurance for our directors at a reasonable cost. Community Capital has obtained liability insurance covering actions taken by its directors in their capacities as directors. The Board of Directors believes that Article 11 enabled Community Capital to secure such insurance on terms more favorable than if such a provision were not included in the Articles of Incorporation.

AMENDMENTS

        Any amendment of Articles 7, 9, 11, 13 and 14 of our Articles of Incorporation requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of common stock, unless two-thirds (2/3) of the entire Board of Directors approves the amendment. If two-thirds (2/3) of the Board approves the amendment, the applicable provisions of Georgia law would govern and the approval of only a majority of the outstanding shares of common stock would be required.


                           SUPERVISION AND REGULATION

        Community Capital and its banking subsidiaries, Albany Bank & Trust and First Bank of Dothan, are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

COMMUNITY CAPITAL

        Community Capital is a bank holding company under the federal Bank Holding Company Act of 1956 and, as a result, is primarily subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

        ACQUISITIONS OF BANKS. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

        o Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

        o       Acquiring all or substantially all of the assets of any bank; or

        o       Merging or consolidating with any other bank holding company.


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

        Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

        Under the Bank Holding Company Act, if adequately capitalized and adequately managed, Community Capital or any other bank holding company located in Georgia or Alabama may purchase a bank located outside Georgia or Alabama. Conversely, an adequately capitalized and adequately managed bank holding company located outside Georgia or Alabama may purchase a bank located inside Georgia or Alabama. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years. Alabama law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for five years. These limitations do not apply to our banking subsidiaries because they have been in existence for the applicable time periods.

        CHANGE IN BANK CONTROL. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

        o the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

        o no other person owns a greater percentage of that class of voting securities immediately after the transaction.

        Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenging the rebuttable presumption of control.

        PERMITTED ACTIVITIES. Bank holding companies are generally prohibited under the Bank Holding Company Act from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in any activity other than:

        o       banking or managing or controlling banks; and

        o an activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

        o       factoring accounts receivable;

        o making, acquiring, brokering or servicing loans and usual related activities;


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

        o       leasing personal or real property;

        o operating a non-bank depository institution, such as a savings association;

        o       trust company functions;

        o       financial and investment advisory activities;

        o       Conducting discount securities brokerage activities;

        o underwriting and dealing in government obligations and money market instruments;

        o providing specified management consulting and counseling activities;

        o performing selected data processing services and support services;

        o acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

        o       performing selected insurance underwriting activities.

        Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

        Generally, if Community Capital qualifies and elects to become a financial holding company, it may engage in activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

        o       lending, trust and other banking activities;

        o insuring, guaranteeing, or indemnifying against loss or harm or providing and issuing annuities and acting as principal, agent, or broker for these purposes, in any state;

        o       providing financial, investment, or advisory services;

        o issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

        o       underwriting, dealing in or making a market in securities;

        o other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

        o foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

        o       merchant banking through securities or insurance affiliates; and

        o       insurance company portfolio investments.

        To qualify to become a financial holding company, each depository institution subsidiary of Community Capital must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least satisfactory. Additionally, Community Capital must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days' written notice prior to engaging in a permitted financial activity. Although we are eligible to elect to become a financial holding company, we currently have no plans to make such an election.

        SUPPORT OF SUBSIDIARY INSTITUTIONS. Under Federal Reserve policy, Community Capital is expected to act as a source of financial strength to its banking subsidiaries and to commit resources to support the banks. This support may be required at times when, without this Federal Reserve policy, Community Capital might not be inclined to provide it. In addition, any capital loans made by Community Capital to its banking subsidiaries will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of Community Capital's bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of Albany Bank & Trust or First Bank of Dothan will be assumed by the bankruptcy trustee and entitled to a priority of payment.

OUR BANKING SUBSIDIARIES

        Since Albany Bank & Trust is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines Albany Bank & Trust's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

        Since First Bank of Dothan is chartered under the laws of the State of Alabama, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the Alabama State Banking Department. The FDIC and the Alabama State Banking Department regularly examine First Bank of Dothan's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

        Additionally, Albany Bank & Trust's and First Bank of Dothan's deposits are insured by the FDIC to the maximum extent provided by law. The banks are also subject to numerous state and federal statutes and regulations that affect their business, activities and operations.

        MEMORANDUM OF UNDERSTANDING. On January 9, 2003, prior to its acquisition by Community Capital, First Bank of Dothan entered a Memorandum of Understanding with the FDIC and the Alabama State Banking Department primarily regarding First Bank of Dothan's lending practices. Pursuant to the Memorandum of Understanding, First Bank of Dothan has designated a qualified chief lending officer, developed a definitive and strengthened loan review and grading program, reduced the balance of its assets classified as substandard and doubtful, and implemented an amended written loan policy and exception procedures and reporting. Under the terms of the Memorandum of Understanding, First Bank of Dothan is required to maintain a Tier 1 Leverage Capital ratio of not less than 8% and may not pay any cash dividends without the written prior consent of the FDIC and the Alabama State Banking Department. We believe First Bank of Dothan has complied with the terms of the Memorandum of Understanding and plan to request that it be terminated.

        BRANCHING. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under current Georgia law, Albany Bank & Trust may open branch offices throughout Georgia with the prior approval of the OCC. In addition, with prior regulatory approval, Albany Bank & Trust may acquire branches of existing banks located in Georgia. Albany Bank & Trust and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states' laws. Georgia law, with limited exceptions, currently permits branching across state lines through interstate mergers.

        Under current Alabama law, First Bank of Dothan may open branch offices throughout Alabama with the prior approval of the Alabama State Banking Department. In addition, with prior regulatory approval, First Bank of Dothan may acquire branches of existing banks located in Alabama. First Bank of Dothan and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states' laws. Alabama law, with limited exceptions, currently permits branching across state lines through interstate mergers.

        Under the Federal Deposit Insurance Act, states may "opt-in" and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, neither Georgia nor Alabama has opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of these states may branch into either of these states. This provides a limited barrier of entry into the Georgia and Alabama banking markets, which protects us from an important segment of potential competition. However, because Georgia and Alabama have elected not to opt-in, our ability to establish a new start-up branch in another state may be limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia or Alabama changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

        PROMPT CORRECTIVE ACTION. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. At March 31, 2004, we qualified for the "well capitalized" category.

        An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

        FDIC INSURANCE ASSESSMENTS. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.54 cents per $100 of deposits for the second quarter of 2004.

        The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

        COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the OCC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Albany Bank & Trust and First Bank of Dothan. Since our aggregate assets are not more than $250 million, under the Gramm-Leach-Bliley Act, we are subject to a Community Reinvestment Act examination only once every 60 months if we receive an "outstanding" rating, once every 48 months if we receive a "satisfactory" rating and as needed if our rating is "less than satisfactory." Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

        OTHER REGULATIONS. Interest and other charges collected or contracted for by Albany Bank & Trust and First Bank of Dothan are subject to state usury laws and federal laws concerning interest rates. For example, under the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military. Albany Bank & Trust's and First Bank of Dothan's loan operations are also subject to federal laws applicable to credit transactions, such as the:

        o federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

        o Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

        o Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

        o Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

        o Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

        o Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

        o rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        In addition to the federal and state laws noted above, the Georgia Fair Lending Act ("GAFLA") imposes restrictions and procedural requirements on most mortgage loans made in Georgia, including home equity loans and lines of credit. On August 5, 2003, the OCC issued a formal opinion stating that the entirety of GAFLA is preempted by federal law for national banks and their operating subsidiaries. As a result, Albany Bank & Trust is exempt from the requirements of GAFLA. GAFLA contains a provision that preempts GAFLA as to state banks in the event that the OCC preempts GAFLA as to national banks. Therefore, First Bank of Dothan is also exempt from the requirements of GAFLA.

        The deposit operations of Albany Bank & Trust and First Bank of Dothan are subject to:

        o The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

        o The Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

CAPITAL ADEQUACY

        Community Capital and our subsidiary banks are required to comply with the capital adequacy standards established by federal regulators. Community Capital is required to comply with the capital adequacy standards established by the Federal Reserve. Albany Bank & Trust is required to comply with the capital adequacy standards established by the OCC. First Bank of Dothan is required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Albany Bank & Trust and First Bank of Dothan are subject to risk-based and leverage capital requirements adopted by the OCC and the FDIC, respectively, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Under the terms of a Memorandum of Understanding, dated January 9, 2003, First Bank of Dothan is required to maintain a Tier 1 Leverage Capital ratio of not less than 8%. See "Business--Lending Services--Memorandum of Understanding," page 36.

        The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

        The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At March 31, 2004 our ratio of total capital to risk-weighted assets was 14.45% and our ratio of Tier 1 Capital to risk-weighted assets was 12.14%.

        In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At March 31, 2004, our leverage ratio was 8.65%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

        Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action" above.

PAYMENT OF DIVIDENDS

        Community Capital is a legal entity separate and distinct from Albany Bank & Trust and First Bank of Dothan. The principal sources of Community Capital's cash flow, including cash flow to pay dividends to its shareholders, are dividends that Albany Bank & Trust and First Bank of Dothan pay to their sole shareholder, Community Capital. Statutory and regulatory limitations apply to Albany Bank & Trust's and First Bank of Dothan's payment of dividends to Community Capital as well as to Community Capital's payment of dividends to its shareholders.

        Albany Bank & Trust is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by our board of directors in any year will exceed (1) the total of Albany Bank & Trust's net profits for that year, plus (2) Albany Bank & Trust's retained net profits of the preceding two years, less any required transfers to surplus.

        Under the terms of its Memorandum of Understanding, First Bank of Dothan may not pay cash any dividends without the prior written consent of the FDIC and the Alabama State Banking Department. See "Business--Lending Services--Memorandum of Understanding," page 36. Absent the Memorandum of Understanding, First Bank of Dothan may not declare or pay a dividend in excess of 90% of its net earnings until First Bank of Dothan's surplus is equal to 20% of its capital. First Bank of Dothan is also required by state law to obtain prior approval of the Alabama State Banking Department for payments of dividends if the total of all dividends in any year will exceed (1) the total of First Bank of Dothan's net earnings for that year, plus (2) First Bank of Dothan's retained net earnings for the preceding two years, less any required transfers to surplus.

        The payment of dividends by Community Capital, Albany Bank & Trust and First Bank of Dothan may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of its federal bank regulatory agency, Albany Bank & Trust or First Bank and Dothan were engaged in or about to engage in an unsafe or unsound practice, the federal bank regulatory agency could require, after notice and a hearing, that the bank stop or refrain engaging in the practice. The federal bank regulatory agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See "--Prompt Corrective Action" above.

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

        Community Capital, Albany Bank & Trust and First Bank of Dothan are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

        o       A bank's loans or extensions of credit to affiliates;

        o       A bank's investment in affiliates;

        o Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

        o Loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

        o A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

        The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Albany Bank & Trust and First Bank of Dothan must also comply with other provisions designed to avoid the taking of low-quality assets.

        Community Capital, Albany Bank & Trust and First Bank of Dothan are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        Albany Bank & Trust and First Bank of Dothan are also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit
(1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

PRIVACY

        Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

CONSUMER CREDIT REPORTING

        On December 4, 2003, the President signed the Fair and Accurate Credit Transactions Act (the FAIR Act), amending the federal Fair Credit Reporting Act (the FCRA). These amendments to the FCRA that would place additional requirements on our business will become effective later in 2004, depending on implementing regulations to be issued by the Federal Trade Commission and the federal bank regulatory agencies.

        The FCRA Amendments include, among other things:

        o new requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;

        o new consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

        o for entities that furnish information to consumer reporting agencies (which includes our banking subsidiaries) , new requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information, and regarding the correction of previously furnished information that is later determined to be inaccurate; and

        o a new requirement for mortgage lenders to disclose credit scores to consumers.

        Prior to the effective date of the FCRA Amendments, Community Capital and its affected subsidiaries will implement policies and procedures to comply with the new rules.

        The FCRA Amendments also will prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the "opt-out"), subject to certain exceptions. Community Capital and its subsidiaries also will implement procedures to comply with these new rules prior to the effective date of the rules. We do not plan to share consumer information among our affiliated companies for marketing purposes, except as may be allowed under exceptions to the notice and opt-out requirements. This will limit the Community Capital's cross-marketing possibilities as compared to prior years.

ANTI-TERRORISM LEGISLATION

        The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, signed by the President on October 26, 2001, imposed new requirements and limitations on specified financial transactions and account relationships, intended to guard against money laundering and terrorism. Most of these requirements and limitations took effect in 2002. Additional "know your customer" rules became effective in June 2003, requiring our banking subsidiaries to establish a customer identification program under Section 326 of the USA PATRIOT Act. Community Capital and its subsidiaries implemented procedures and policies to comply with those rules prior to the effective date of each of the rules.

PROPOSED LEGISLATION AND REGULATORY ACTION

        New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

EFFECT OF GOVERNMENTAL MONETARY POLICES

        Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.


                              PLAN OF DISTRIBUTION

        We are offering 1,000,000 shares of our common stock at the public offering price set forth on the cover page of this prospectus. Community Capital's common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "ALBY." On May 28, 2004, the closing price of the common stock was $12.44 per share.

        We have entered into a Selling Agency Agreement with FIG Partners, L.L.C., under which FIG has agreed, subject to the terms and conditions set forth in the agreement, to sell up to 1,000,000 shares of our common stock on a best efforts basis. FIG has not agreed and is not obligated to sell any specific number or dollar amount of shares. For its services, we have agreed to pay FIG a sales commission equal to 6.25% of the aggregate purchase price of the shares it actually sells in the offering. No commission, however, will be paid on shares having an aggregate value up to $2,500,000 which are sold to our directors and officers and other individuals identified by our directors and officers to FIG. We also will reimburse FIG for its costs and expenses in connection with the offering, including fees of FIG's legal counsel, travel and out-of-pocket expenses associated with the offering, up to an amount not to exceed $45,000 without our prior approval. Additionally, we will pay without limitation all counsel fees and disbursements associated with state securities filings. We have also agreed to indemnify FIG against certain liabilities that it might incur in connection with the offering, including liabilities under applicable securities laws, or contribute to payments the selling agent may be required to make with respect to these liabilities.

        FIG has informed us that it proposes to sell the common stock for us, subject to prior sale, when, as, and if issued by us, in part to the public at the public offering price set forth on the cover page of this prospectus and, in part, through certain selected dealers who are members of the National Association of Securities Dealers, Inc. and to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $____ for each share that it sells. FIG reserves the right to reject any order for the purchase of common stock through it in whole or in part.

        The public offering price will be determined through negotiations between us and FIG. A variety of factors will be considered in determining the price, including the trading history of our common stock (including the frequency and volume of trades and actual trading prices); our history and prospects; our past and present earnings and our prospects for future earnings; the current performance and prospects of the banking industry in general and the banking markets in which we compete; and the general condition of the securities markets and the prices of equity securities of comparable companies.

        The offering is not contingent upon the sale of a minimum or maximum number or dollar amount of shares. We expect to deliver the shares to purchasers on or about ______, 2004, upon receipt of the purchase price of the shares and subject to customary closing conditions.

        We will pay our own expenses incurred in connection with the offering, including legal, accounting, printing and mailing expenses, other solicitation expenses, filing fees and expenses associated with qualifying the common stock for sale under state securities laws. We expect that all those expenses will amount to approximately $153,000, excluding sales commissions, and we will pay those expenses from the sales proceeds. If we withdraw the offering or if no shares of our common stock are sold, offering expenses will be charged against our earnings.

        For a period of 90 days after the date of this prospectus, we have agreed that we will not, without the prior written consent of FIG, offer, sell or otherwise dispose, directly or indirectly, of any shares of our common stock, subject to certain exceptions.

        FIG has advised us that it may make a market in our common stock. FIG, however, is not obligated to make a market in the common stock. It also may discontinue any market making at any time without notice.

        FIG provides investment banking services to us from time to time in the ordinary course of its business.


                                  LEGAL MATTERS

        Certain legal matters in connection with the shares of common stock offered by this prospectus will be passed upon for Community Capital by Powell, Goldstein, Frazer and Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon for FIG Partners, L.L.C. by Troutman Sanders LLP, Atlanta, Georgia.


                                     EXPERTS

        Mauldin & Jenkins, LLC, independent auditors, have audited Community Capital Bancshares, Inc.'s consolidated financial statements as of and for the two years ended December 31, 2003 included in this prospectus. These consolidated financial statements are included in reliance on Mauldin & Jenkins, LLC's report, given on their authority as experts in accounting and auditing.


               WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC's website on the Internet at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits and to the documents incorporated by reference into the Registration Statement. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC's website at http://www.sec.gov.


                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference documents that we have previously filed with the SEC. This means that we can disclose important information to you by referring to those documents, and the information in those documents is considered to be part of this prospectus. Documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

        1. Community Capital Bancshares, Inc.'s Annual Report on Form 10-KSB (SEC File No. 000-25345) for the fiscal year ended December 31, 2003;

        2. Community Capital Bancshares, Inc.'s Quarterly Report on Form 10-QSB (SEC File No. 000-25345) for the quarter ended March 31, 2004; and

        3. The description of the common stock set forth in Community Capital Bancshares, Inc.'s Registration Statement on Form 8-A (SEC File No. 000-25345) and any amendment or report filed for the purpose of updating such description.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information incorporated by reference in the prospectus but not delivered with the prospectus. You may request this information, at no cost, by writing or calling us at:

                       COMMUNITY CAPITAL BANCSHARES, INC.
                               2815 Meredyth Drive
                              Albany, Georgia 31707
                                 (229) 446-2265
                           Attention: David J. Baranko

                               FINANCIAL STATEMENT


Independent Auditor's Report.................................................F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002.................F-3

Consolidated Statements of Income for the years ended
  December 31, 2003 and 2002.................................................F-4

Consolidated Statements of Comprehensive Income for the years ended December 31, 2003 and 2002...........................................F-5

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003 and 2002...........................................F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2003 and 2002.................................................F-7

Notes to the Consolidated Financial Statements as of
  December 31, 2003 and 2002 and for the years then ended....................F-8

Consolidated Balance Sheet as of March 31, 2004 (Unaudited).................F-31

Consolidated Statements of Income for the three months ended
  March 31, 2004 and 2003 (Unaudited).......................................F-32

Consolidated Statements of Comprehensive Income for the
  three months ended March 31, 2004 and 2003 (Unaudited)....................F-33

Consolidated Statements of Cash Flows for the three months ended
  March 31, 2004 and 2003 (Unaudited).......................................F-34

Notes to the Consolidated Financial Statements as of
  March 31, 2004 and 2003 and for the three-month periods then ended........F-35

                          INDEPENDENT AUDITOR'S REPORT


TO THE BOARD OF DIRECTORS
COMMUNITY CAPITAL BANCSHARES, INC.
ALBANY, GEORGIA


        We have audited the accompanying consolidated balance sheets of COMMUNITY CAPITAL BANCSHARES, INC. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Capital Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Mauldin & Jenkins, LLC


Albany, Georgia
March 11, 2004


                                   COMMUNITY CAPITAL BANCSHARES, INC.
                                            AND SUBSIDIARIES

                                      CONSOLIDATED BALANCE SHEETS
                                       DECEMBER 31, 2003 AND 2002


                               ASSETS                                        2003               2002
                               ------                                   --------------     --------------
Cash and due from banks, including interest-bearing
    deposits in other banks of $126,379 and $4,572,964                  $    4,285,218     $    6,919,620
Federal funds sold                                                           2,684,000                  -
Securities available for sale, at fair value                                31,792,033         16,198,634
Restricted equity securities                                                 1,113,600            769,300

Loans                                                                      109,588,774         81,712,621
Less allowance for loan losses                                               2,117,555            821,334
                                                                        --------------     --------------
          Loans, net                                                       107,471,219         80,891,287

Premises and equipment                                                       4,738,785          3,058,202
Goodwill                                                                     2,117,166                  -
Core deposit premiums                                                          472,682                  -
Other assets                                                                 4,054,396          1,348,486
                                                                        --------------     --------------
                                                                        $  158,729,099     $  109,185,529
                                                                        ==============     ==============

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

Deposits
    Noninterest-bearing                                                 $   14,034,879     $    6,730,753
    Interest-bearing                                                       109,187,618         79,273,158
                                                                        --------------     --------------
         Total deposits                                                    123,222,497         86,003,911
Federal funds purchased                                                           -             1,705,000
Other borrowings                                                            16,018,644         10,884,746
Guaranteed preferred beneficial interests in junior
subordinated debentures                                                      4,000,000                  -
Other liabilities                                                            2,190,317            848,893
                                                                        --------------     --------------
         Total liabilities                                                 145,431,458         99,442,550
                                                                        --------------     --------------

Commitments and contingencies

Stockholders' equity
    Preferred stock, par value not stated; 2,000,000 shares
        authorized; no shares issued                                                 -                  -
    Common stock, par value $1; 10,000,000 shares authorized;
        1,741,191 and 1,499,560 issued and outstanding                       1,741,191          1,499,560
    Capital surplus                                                         11,075,397          8,084,523
    Retained earnings                                                          915,679            353,899
    Accumulated other comprehensive income                                      17,058            294,983
                                                                        --------------     --------------
                                                                            13,749,325         10,232,965
        Less cost of treasury stock, 64,149 and 68,539 shares                  451,684            489,986
                                                                        --------------     --------------
          Total stockholders' equity                                        13,297,641          9,742,979
                                                                        --------------     --------------

                                                                        $  158,729,099     $  109,185,529
                                                                        ==============     ==============
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                     F-3


                                COMMUNITY CAPITAL BANCSHARES, INC.
                                         AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF INCOME
                              YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                         2003               2002
                                                                    --------------     --------------
Interest income
    Loans                                                           $   6,327,800      $    5,235,584
    Taxable securities                                                    841,016             970,481
    Nontaxable securities                                                  48,818              34,937
    Deposits in banks                                                      21,210              29,686
    Federal funds sold                                                     29,255              45,630
                                                                    --------------     --------------
          Total interest income                                         7,268,099          6,316,318
                                                                    --------------     --------------
Interest expense
    Deposits                                                            2,011,522          2,238,993
    Other borrowed money                                                  622,288            463,621
                                                                    --------------     --------------
          Total interest expense                                        2,633,810          2,702,614
                                                                    --------------     --------------

          Net interest income                                           4,634,289          3,613,704
Provision for loan losses                                                 408,921            442,509
                                                                    --------------     --------------
          Net interest income after provision for loan losses           4,225,368          3,171,195
                                                                    --------------     --------------
Other income
    Service charges on deposit accounts                                   565,850            378,273
    Financial service fees                                                207,476             70,827
    Mortgage origination fees                                             227,239            246,591
    Gain on sale of investment securities                                       -            145,544
    Loss on sales of foreclosed properties                                (25,880)                 -
    Other service charges, commissions and fees                            90,381             57,695
                                                                    --------------     --------------
          Total other income                                            1,065,066            898,930
                                                                    --------------     --------------
Other expenses
    Salaries and employee benefits                                      2,032,978          1,423,622
    Equipment and occupancy expenses                                      656,899            457,464
    Marketing expenses                                                    111,267            142,498
    Data processing expenses                                              375,345            266,874
    Administrative expenses                                               540,567            369,285
    Stationery and supply expenses                                        109,205             95,283
    Other operating expenses                                              525,864            460,918
                                                                    --------------     --------------
          Total other expenses                                          4,352,125          3,215,944
                                                                    --------------     --------------

          Income before income taxes                                      938,309            854,181

Income tax expense                                                        288,666            287,095
                                                                    --------------     --------------

                    Net income                                      $     649,643      $     567,086
                                                                    ==============     ==============

Basic earnings per share                                            $        0.44      $        0.39
                                                                    ==============     ==============

Diluted earnings per share                                          $        0.39      $        0.38
                                                                    ==============     ==============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                 F-4


                                    COMMUNITY CAPITAL BANCSHARES, INC.
                                             AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                                  2003               2002
                                                                             --------------     --------------
NET INCOME                                                                    $    649,643       $    567,086
                                                                             --------------     --------------

OTHER COMPREHENSIVE INCOME (LOSS):
  Net unrealized holding gains (losses) arising during period,
    net of tax benefits (expense) of $(140,519) and $68,000                       (277,925)            114,993
  Reclassification adjustment for gains included in net income,
    net of taxes $49,485                                                                 -             (96,059)
                                                                             --------------     --------------
         Total other comprehensive income (loss)                                  (277,925)             18,934
                                                                             --------------     --------------

COMPREHENSIVE INCOME                                                          $    371,718       $     586,020

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.







                                                       F-5


                                                   COMMUNITY CAPITAL BANCSHARES, INC.
                                                            AND SUBSIDIARIES

                                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                 YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                                   ACCUMULATED
                                     COMMON STOCK                       RETAINED      OTHER         TREASURY STOCK        TOTAL
                               -----------------------     CAPITAL      EARNINGS  COMPREHENSIVE   ------------------   STOCKHOLDERS
                                SHARES      PAR VALUE      SURPLUS     (DEFICIT)      INCOME      SHARES      COST        EQUITY
                               ---------   -----------  ------------  -----------  ------------   -------  ----------  ------------
Balance, December 31, 2001     1,499,560   $ 1,499,560  $  8,084,523  $  (213,187) $    179,990    52,690  $ (365,470) $  9,185,416
    Net income                         -             -             -      567,086             -         -           -       567,086
    Net treasury stock
      transactions                     -             -             -            -             -    15,849    (124,516)     (124,516)
    Other comprehensive income         -             -             -            -       114,993         -           -       114,993
                               ---------   -----------  ------------  -----------  ------------    ------  ----------  ------------
Balance, December 31, 2002     1,499,560     1,499,560     8,084,523      353,899       294,983    68,539    (489,986)    9,742,979
    Net income                         -             -             -      649,643             -         -           -       649,643
    Stock issued upon exercise
      of warrants                 25,642        25,642       153,852            -             -         -           -       179,494
    Stock issued in connection
      with bank acquisition,
      net of stock issue
      expense                    215,989       215,989     2,837,022            -             -         -           -     3,053,011
     Dividends paid                    -             -             -      (87,863)            -         -           -       (87,863)
    Net treasury stock
      transactions                     -             -             -            -             -    (4,390)     38,302        38,302
    Other comprehensive loss           -             -             -            -      (277,925)        -           -      (277,925)
                               ---------   -----------  ------------  -----------  ------------    ------  ----------  ------------
Balance, December 31, 2003     1,741,191   $ 1,741,191  $ 11,075,397  $   915,679  $     17,058    64,149  $ (451,684) $ 13,297,641
                               =========   ===========  ============  ===========  ============    ======  ==========  ============


See Notes to Consolidated Financial Statements.



                                                                     F-6


                                       COMMUNITY CAPITAL BANCSHARES, INC.
                                                AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                               2003             2002
                                                                          --------------   --------------
OPERATING ACTIVITIES
    Net income                                                            $      649,643   $      567,086
    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
      Depreciation                                                               302,143          220,803
      Amortization of core deposit premuims                                       15,248                -
      Provision for loan losses                                                  408,921          442,509
      Provision for deferred taxes                                               (45,637)          40,135
      Net gain on sale of investments available for sale                               -         (145,544)
      Net gain on sale of fixed assets                                                 -             (100)
      Increase in income taxes receivable                                       (430,484)        (111,833)
      Increase in income taxes payable                                           105,032          210,893
      (Increase) decrease in interest receivable                                (279,582)          30,750
      Increase (decrease) in interest payable                                     75,097          (39,091)
      Other operating activities                                              (1,211,192)        (158,945)
                                                                          --------------   --------------

          Net cash provided by (used in) operating activities                   (410,811)       1,056,663
                                                                          --------------   --------------

INVESTING ACTIVITIES
    Purchases of securities available for sale                               (17,060,312)     (19,630,558)
    Proceeds from sales of securities available for sa1e                               -       10,324,303
    Proceeds from maturities of securities available for sale                  4,049,643        8,906,993
    Purchases of restricted equity securities                                   (344,300)               -
    Net decrease in federal funds sold                                           781,000        4,483,000
    Net increase in loans                                                    (10,021,715)     (21,400,392)
    Purchase of equipment                                                       (980,477)        (678,567)
    Net cash received from acquisition                                         1,852,531                -
                                                                          --------------   --------------

          Net cash used in investing activities                              (21,723,630)     (17,995,221)
                                                                          --------------   --------------

FINANCING ACTIVITIES
      Net increase in deposits                                                11,941,208       16,172,575
      Net increase (decrease) in federal funds purchased                      (1,705,000)       1,705,000
      Net increase in other borrowings                                         5,133,898        1,633,898
      Proceeds from issuance of guaranteed preferred beneficial
          interests in junior subordinated debentures                          4,000,000                -
      Dividends paid                                                             (87,863)               -
      Proceeds from exercise of stock warrants                                   179,494                -
      Treasury  stock transactions, net                                           38,302         (124,516)
                                                                          --------------   --------------

          Net cash provided by financing activities                           19,500,039       19,386,957
                                                                          --------------   --------------

Net decrease in cash and due from banks                                       (2,634,402)       2,448,399

Cash and due from banks at beginning of year                                   6,919,620        4,471,221
                                                                          --------------   --------------

Cash and due from banks at end of year                                    $     4,285,21   $    6,919,620
                                                                          ==============   ==============
SUPPLEMENTAL DISCLOSURES

      Cash paid for interest                                              $     2,558,71   $    2,741,705

      Income taxes                                                        $      482,650   $      146,138

NONCASH TRANSACTIONS

    Unrealized gains (losses) on securities available for sale            $     (418,444)  $      174,224

    Common stock issued in connection with buiness acquisition            $    3,131,841   $            -


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                        F-7

                       COMMUNITY CAPITAL BANCSHARES, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           NATURE OF OPERATIONS

           Community Capital Bancshares, Inc. (the "Company") is a multi-bank holding company whose principal activity is the ownership and management of its wholly-owned bank subsidiaries, Albany Bank and Trust, N.A ("Albany Bank") and First Bank of Dothan, Inc. ("Dothan Bank"), collectively referred to as "the Banks." Albany Bank's main office is located in Albany, Dougherty County, Georgia, with one loan production office in Albany and one full service branch in Lee County, Georgia. Dothan Bank is located in Dothan, Houston County, Alabama. The Banks provide a full range of banking services to individual and corporate customers in their primary market areas of Dougherty and Lee Counties, Georgia and Houston County, Alabama.

           BASIS OF PRESENTATION AND ACCOUNTING ESTIMATES

           The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

           In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and intangible assets and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral. Intangible assets, primarily goodwill and core deposit premiums, are evaluated annually for impairment.

           CASH, DUE FROM BANKS AND CASH FLOWS

           For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, federal funds purchased and deposits are reported net.

           The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $359,000 and $272,000 at December 31, 2003 and 2002, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           SECURITIES

           All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

           The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary will be reflected in earnings as realized losses. There have been no declines in fair value that have been deemed to be other than temporary as of December 31, 2003.

           LOANS

           Loans are reported at their outstanding principal balances less unearned income, net deferred fees, and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan using a method which approximates a level yield.

           The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash-basis or cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

           A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

           ALLOWANCE FOR LOAN LOSSES

           The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           ALLOWANCE FOR LOAN LOSSES (CONTINUED)

           The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowance for loan losses, and may require the Banks to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

           The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors, including an unallocated component maintained to cover uncertainties that could affect management's estimate of probable losses. This unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

           PREMISES AND EQUIPMENT

           Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets.

           OTHER REAL ESTATE OWNED

           Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2003 and 2002 was $863,571 and $163,964, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           GOODWILL AND INTANGIBLE ASSETS

           Goodwill represents the excess of cost over the estimated fair value of the net assets purchased in a business combination. Goodwill is required to be tested annually for impairment, or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment the amount by which the carrying amount exceeds the fair value will be charged to earnings. The Company will perform its annual test of impairment in the third quarter of 2004 to determine if there is any impairment of the carrying value.

           Intangible assets consist of core deposit premiums acquired in connection with the business combinations. The core deposit premium was initially recognized based on an estimate of value performed as of the consummation date. The core deposit premium is initially being amortized over the average remaining life of the acquired customer deposits, or 8 years. Amortization periods will be reviewed annually in connection with an annual evaluation of the intangibles.

           Once the final valuation is obtained, goodwill, intangibles assets and the fair value of certain assets and liabilities will be adjusted accordingly. This should occur during the first quarter of 2004.

           INCOME TAXES

           Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

           STOCK-BASED COMPENSATION

           The Company has three stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           STOCK-BASED COMPENSATION (CONTINUED)

           The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to stock-based employee compensation.

                                                                           YEARS ENDED DECEMBER 31,
                                                                        ------------------------------
                                                                            2003             2002
                                                                        -------------    -------------
             Net income, as reported                                    $   649,643      $   567,086
             Deduct: Total stock-based employee compensation
                 expense determined under fair value based
                 method for all awards, net of related tax effects         (100,670)         (99,150)
                                                                        -------------    -------------
             Pro forma net income                                       $   548,973      $   467,936
                                                                        =============    =============
             Earnings per share:
                Basic - as reported                                     $       .44      $       .39
                                                                        =============    =============
                Basic - pro forma                                       $       .37      $       .33
                                                                        =============    =============
                Diluted - as reported                                   $       .39      $       .38
                                                                        =============    =============
                Diluted - pro forma                                     $       .33      $        31
                                                                        =============    =============

           Options to purchase 27,131 shares of common stock at $13.97 per share were outstanding during the second half of 2003 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on May 15, 2013, were still outstanding at the end of year 2003.

           EARNINGS PER SHARE

           Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

           COMPREHENSIVE INCOME

           Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

           TRUST DEPARTMENT

           The Company's subsidiary, Albany Bank & Trust, as fiduciary or agent, provides trust services to their customers. Property, other than cash deposits held by Albany Bank & Trust in its fiduciary capacity, is not accounted for in the accompanying financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           RECENT ACCOUNTING STANDARDS

           In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34". The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the interpretation did not have a material effect on the Company's financial condition or results of operations.

           In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". The Statement amends Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results of operations. The disclosure requirements of the statement are required for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not adopted Statement No. 123 for accounting for stock-based compensation as of December 31, 2003; however all required disclosures of Statement No. 148 are included above under the heading "Stock-Based Compensation".

           In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", and on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. The interpretations have not had a material effect on the Company's financial condition or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           RECENT ACCOUNTING STANDARDS (CONTINUED)

           In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Mandatorily redeemable financial instruments of nonpublic entities are subject to the provisions of the statement for the first fiscal period beginning after December 15, 2003. The adoption of the statement did not have a material effect on the Company's financial condition or results of operations.

NOTE 2.    BUSINESS COMBINATION

           On November 11, 2003, the Company acquired all of the outstanding common shares of the Dothan Bank in exchange for cash and the Company's common stock. The acquisition was accounted for as a purchase transaction; consequently, the results of operations of the Dothan Bank have been included in the consolidated financial statements since the date of acquisition. The Dothan Bank is a full service commercial bank located in Dothan, Alabama. The Bank operates as a wholly-owned subsidiary of the Company. The aggregate purchase price was $5,004,000 which included cash of $1,872,000 and 215,989 shares of the Company's common stock valued at $3,132,000.

           The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

             Current assets                                                 $  26,500,000
             Bank premises and equipment                                        1,002,000
             Intangible assets, net of deferred taxes of $166,000                 322,000
             Goodwill                                                           2,117,000
                                                                            -------------
                       Total assets acquired                                   29,941,000
             Current liabilities                                               24,937,000
                                                                            -------------
                       Net assets acquired                                  $   5,004,000
                                                                            =============

           Acquired intangible assets represent core deposit premiums and are being amortized over the estimated lives of the base deposits. Goodwill represents the excess of cost over the fair value of the net assets acquired. Goodwill and intangible assets arising from this acquisition has been assigned to the Dothan Bank operating unit. Under SFAS No. 142 goodwill and intangible assets that management concludes has indefinite useful lives are not subject to amortization, but are subject to impairment tests performed at least annually.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3.    SECURITIES

           The amortized cost and fair value of securities available for sale are summarized as follows:

                                                                        GROSS           GROSS
                                                       AMORTIZED       UNREALIZED     UNREALIZED          FAIR
                                                          COST           GAINS          LOSSES           VALUE
                                                    ---------------  -------------   ------------   ---------------
             DECEMBER 31, 2003:
                U. S. TREASURY AND U.S.
                   GOVERNMENT AGENCIES              $   18,989,743   $    164,797    $   235,906    $   18,918,635
                STATE AND MUNICIPAL SECURITIES           2,565,944         52,681          2,107         2,616,518
                MORTGAGE-BACKED SECURITIES               7,953,859         81,400         42,378         7,992,880
                OTHER                                    2,253,988         10,012             -          2,264,000
                EQUITY SECURITIES                        1,113,600            -               -          1,113,600
                                                    ---------------  -------------   ------------   ---------------
                                                    $   32,877,134   $    308,890    $   280,391    $   32,905,633
                                                    ===============  =============   ============   ===============

             December 31, 2002:
                U. S. Treasury and U.S.
                   Government agencies              $    5,005,900   $    196,323    $        -     $    5,202,223
                State and municipal securities           1,849,539         65,163             -          1,914,702
                Mortgage-backed securities               6,641,390        185,457             -          6,826,847
                Other                                    2,254,862            -               -          2,254,862
                Equity securities                          769,300            -               -            769,300
                                                    ---------------  -------------   ------------   ---------------
                                                    $   16,520,991   $    446,943    $        -     $   16,967,934
                                                    ===============  =============   ============   ===============

           The amortized cost and fair value of securities available for sale as of December 31, 2003 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   AMORTIZED         FAIR
                                                      COST          VALUE
                                                 -------------  -------------

             Due within one year                 $    864,915   $    881,278
             Due from one to five years            14,207,960     14,353,087
             Due from five to ten years             6,482,812      6,300,788
             Due after ten years                    3,367,588      3,377,600
             Mortgage-backed securities             7,953,859      7,992,880
                                                 -------------  -------------
                                                 $ 32,877,134   $ 32,905,633
                                                 =============  =============

           Securities with a carrying value of $3,791,034 and $6,359,538 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. As of December 31, 2003 and 2002, investment securities with a carrying value of $3,815,570 and $3,497,348, respectively, were pledged to secure advances from the FHLB.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Gains and losses on sales of securities available for sale consist of the following:

                                                     YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                       2003            2002
                                                  --------------  --------------

             Gross gains                           $          -    $    145,544
             Gross losses                                     -               -
                                                  --------------  --------------
             Net realized gains                    $          -    $    145,544
                                                  ==============  ==============

           The following table shows securities with gross unrealized losses and the fair value of those securities, aggregated by category none of which have been in a continuous unrealized loss position of more than twelve months at December 31, 2003.

                                                                                FAIR             UNREALIZED
                                                                                VALUE              LOSSES
                                                                           ----------------    ---------------
             U. S. Treasury and Government agencies                        $     8,534,016     $      235,906
             State and municipal securities                                        588,878              2,107
             Mortgage-backed securities                                          4,969,002             42,378
                                                                           ----------------    ---------------
             Total temporarily impaired securities                         $    14,091,896     $      280,391
                                                                           ================    ===============

           The unrealized losses are considered temporary because each security carries an acceptable investment grade and the repayment sources of principal and interest are government backed.

NOTE 4.    LOANS

           The composition of loans is summarized as follows:

                                                                                      December 31,
                                                                           -----------------------------------
                                                                                 2003                2002
                                                                           ----------------    ---------------
             Commercial                                                    $    23,776,000     $   14,553,278
             Real estate - construction                                          9,937,512         12,379,095
             Real estate - farmland                                              2,737,515          2,415,823
             Real estate - mortgage                                             59,143,339         40,742,566
             Consumer and other                                                 13,795,000         11,457,193
                                                                           ----------------    ---------------
                                                                               109,389,366         81,547,955
             Net deferred loan fees and costs                                      199,408            164,666
                                                                           ----------------    ---------------
                                                                               109,588,774         81,712,621
             Allowance for loan losses                                          (2,117,555)          (821,334)
                                                                           ----------------    ---------------
             Loans, net                                                    $   107,471,219     $   80,891,287
                                                                           ================    ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Changes in the allowance for loan losses are as follows:

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                      2003               2002
                                                                                 ----------------    ---------------
             Balance, beginning of year                                          $      821,334      $     618,067
                Provision for loan losses                                               408,921            442,509
                Loans charged off                                                      (389,830)          (308,985)
                Recoveries of loans previously charged off                                8,235             69,743
                Acquired allowance for loan losses                                    1,268,895                 -
                                                                                 ----------------    ---------------
             Balance, end of year                                                $    2,117,555      $     821,334
                                                                                 ================    ===============

           The following is a summary of information pertaining to impaired loans:

                                                                                    AS OF AND FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                 -----------------------------------
                                                                                      2003               2002
                                                                                 ----------------    ---------------
             Impaired loans without a valuation allowance                        $           -       $          -
             Impaired loans with a valuation allowance                                 1,590,000             31,000
                                                                                 ----------------    ---------------
             Total impaired loans                                                $     1,590,000     $       31,000
                                                                                 ================    ===============
             Valuation allowance related to impaired loans                       $       117,478     $        1,000
                                                                                 ================    ===============
             Average investment in impaired loans                                $     1,715,000     $       34,000
                                                                                 ================    ===============
             Interest income recognized on impaired loans                        $         1,866     $          -
                                                                                 ================    ===============

           Loans on nonaccrual status amounted to approximately $1,590,000 and $31,000 at December 31, 2003 and 2002, respectively. There were no loans past due ninety days or more and still accruing interest.

           In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2003 are as follows:

             Balance, beginning of year                         $   3,169,581

                Advances                                            2,949,975

                Repayments                                         (1,248,099)
                                                                ---------------
             Balance, end of year                               $   4,871,457
                                                                ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5.    PREMISES AND EQUIPMENT

           Premises and equipment are summarized as follows:

                                                                                            December 31,
                                                                                  ---------------------------------
                                                                                       2003              2002
                                                                                  ---------------    --------------

             Land                                                                 $     571,500      $    332,734
             Buildings                                                                2,785,744         1,807,834
             Furniture and equipment                                                  2,087,804         1,464,707
             Construction in progress, estimated cost to complete $1,070,000            774,660                -
                                                                                  ---------------    --------------
                                                                                      6,219,708         3,605,275
             Accumulated depreciation                                                (1,480,923)         (547,073)
                                                                                  ---------------    --------------
                                                                                  $   4,738,785      $  3,058,202
                                                                                  ===============    ==============

           LEASES

           The Company leases the Lee County and East Albany offices under a noncancelable operating lease agreement from Carr Farms, LLP and James F. Taylor, respectively. The leases had an initial lease term of 3 years with an option for a 1 year, 2 years or 3 years renewal on the Lee County office.

           The Company also leases the operations center under a noncancelable operating lease from Carter Commercial Properties, LLP. The lease had an initial lease term of 5 years with one five year renewal option.

           Rental expense under all operating leases amounted to $75,570 and $31,193 for the years ended December 31, 2003 and 2002, respectively.

           Future minimum lease payments on noncancelable operating leases are summarized as follows:

             2004                                                 $      75,570
             2005                                                        57,607
             2006                                                        52,920
             2007                                                        39,690
             2008                                                           -
             Thereafter                                                     -
                                                                  --------------
                                                                  $     225,787
                                                                  ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6.    INTANGIBLE ASSETS

           Following is a summary of information related to intangible assets:

                                                   AS OF DECEMBER 31, 2003           AS OF DECEMBER 31, 2002
                                                -------------------------------  ---------------------------------
                                                   GROSS                             GROSS
                                                  CARRYING       ACCUMULATED        CARRYING        ACCUMULATED
                                                   AMOUNT        AMORTIZATION        AMOUNT         AMORTIZATION
                                                -------------  ----------------  --------------   ----------------
             Amortized intangible assets
                (Core deposit premiums)         $    487,930   $        15,248   $          -     $            -
                                                =============  ================  ==============   ================

           The estimated amortization expense for each of the next five years is as follows:

             2004                                                                                 $        121,982
             2005                                                                                          104,556
             2006                                                                                           87,130
             2007                                                                                           69,704
             2008                                                                                           52,278

           Changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

             Beginning balance                                                                    $             -
             Goodwill acquired                                                                           2,117,166
                                                                                                  -----------------
             Ending balance                                                                       $      2,117,166
                                                                                                  =================

NOTE 7.    DEPOSITS

           The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $23,395,982 and $16,412,754,
           respectively. The scheduled maturities of time deposits at December 31, 2003 are as follows:

             2004                                                                                 $     57,655,407
             2005                                                                                        8,140,023
             2006                                                                                        5,572,790
             2007                                                                                        1,361,512
             2008                                                                                          298,457
             Thereafter                                                                                         -
                                                                                                  -----------------
                                                                                                  $     73,028,189
                                                                                                  =================

           The Company had no brokered time deposits at December 31, 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8.    OTHER BORROWINGS

           Other borrowings consist of the following:


                                                                                            DECEMBER 31,
                                                                                   --------------------------------
                                                                                        2003             2002
                                                                                   ---------------   --------------
             Federal Home Loan Bank advances with interest and
                principal payments due at various maturity dates
                through 2008 and interest rates ranging from 1.86%
                to 7.30% at December 31, 2003 (weighted average
                interest rate is 3.25% at December 31, 2003).                      $   15,518,644    $  10,884,746
 5           Line of credit in the amount of $1,750,000 with Nexity Bank with interest due quarterly at prime less .50% or 3.50% at
                December 31, 2003, collateralized by 750,000 shares of
                Albany Bank & Trust common stock.  Principal is due in
                ten annual installments beginning November 14, 2006.                      500,000                -
                                                                                   ---------------   --------------
                                                                                   $   16,018,644    $  10,884,746
                                                                                   ===============   ==============

           Contractual maturities of other borrowings as of December 31, 2003 are as follows:

             2004                                                                                    $    5,366,102
             2005                                                                                           152,542
             2006                                                                                           175,000
             2007                                                                                         5,175,000
             2008                                                                                         5,150,000
             Thereafter                                                                                          -
                                                                                                     ---------------
                                                                                                     $   16,018,644
                                                                                                     ===============

           The advances from the Federal Home Loan Bank are secured by certain qualifying loans of approximately $26,024,000, Federal Home Loan Bank stock of approximately $783,600 and $3,816,000 in investment securities.

           The Company and subsidiaries have available unused lines of credit with various financial institutions totaling $1,250,000 at December 31, 2003. There were no other advances outstanding at December 31, 2003 or 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.    GUARANTEED PREFERRED BENEFICIAL INTERESTS IN JUNIOR
           SUBORDINATED DEBENTURES

           In March 2003, the Company formed a wholly-owned Connecticut statutory business trust, Community Capital Statutory Trust I ("Statutory Trust I"), which issued $4,000,000 of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures (the "Trust Preferred Securities"). These debentures qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of Statutory Trust I are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Community Capital Statutory Trust I to purchase $4,124,000 of junior subordinated debentures of the Company, which carry a floating rate based on a three-month LIBOR plus 315 basis points. The debentures represent the sole asset of Statutory Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 315 basis points per annum of the stated liquidation value of $1,000 per capital security. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (i) accrued and unpaid distributions required to be paid on the Trust Preferred Securities; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption by Statutory Trust I and
           (iii) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of Statutory Trust II. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures in March 2033, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Statutory Trust I in whole or in part, on or after March 26, 2008. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

           The Company will be required to adopt the provisions of FIN 46 in the first quarter of 2004, and may be required to deconsolidate the trust subsidiary. The adoption of FIN 46 is not expected to have a material effect on the Company's consolidated financial statements.


NOTE 10.   EMPLOYEE BENEFIT PLANS

           Profit Sharing Plan

           The Company has a 401(k) Employee Profit-Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $57,584 and $43,425 for the years ended December 31, 2003 and 2002, respectively.


NOTE 11.   STOCK OPTIONS AND WARRANTS

           The Company has a 1998 stock option plan reserving 325,000 shares of common stock for the granting of options to directors, officers and employees. Option prices reflect the fair market value of the Company's common stock on the dates the options are granted. The options may be exercised over a period of ten years in accordance with vesting schedules determined by the Board of Directors.

           WARRANT AGREEMENTS WITH EACH OF COMMUNITY CAPITAL'S DIRECTORS. On March 11, 1999, Community Capital issued its directors warrants to purchase an aggregate of 302,420 shares of Community Capital's common stock at $7.00 per share, as adjusted to reflect Community Capital's ten-for-seven stock split effective in January 2001. The warrants become exercisable in 20% annual increments beginning on the first anniversary of the issuance date. Exercisable warrants will remain exercisable for the ten-year period following the date of issuance or for 90 days after the warrant holder ceases to be a director of Community Capital, whichever is shorter. The exercise price of each warrant is subject to adjustment for stock splits, recapitalizations or other similar events. Additionally, if the Bank's capital falls below the minimum level, as determined by the Officer of the Comptroller of the Currency, Community Capital may be directed to exercise or forfeit their warrants. At December 31, 2003 and 2002, there were 276,778 and 302,420 warrants outstanding, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Other pertinent information related to the options and warrants is as follows:

                                                                          2003                         2002
                                                               ---------------------------- ----------------------------
                                                                               WEIGHTED-                    WEIGHTED-
                                                                                AVERAGE                      AVERAGE
                                                                               EXERCISE                     EXERCISE
                                                                  SHARES         PRICE         SHARES         PRICE
                                                               ------------- -------------- ------------- --------------
             Outstanding at beginning of year                     165,673    $        7.11      163,827   $        7.10
                Granted                                            77,131            11.51        2,131            8.15
                Exercised                                          (1,428)            7.00           -               -
                Terminated                                         (1,428)            9.10         (285)           7.00
                                                               ------------                 ------------
             Outstanding at end of year                           239,948    $        8.48      165,673   $        7.11
                                                               ============                 ============

             Options and warrants exercisable at year-end         131,235                        99,533
                                                               ============                 ============
             Weighted-average fair value of options and
                warrants granted during the year                             $        4.72                $        3.77

           Information pertaining to options outstanding at December 31, 2003 is as follows:

                                             OPTIONS AND WARRANTS OUTSTANDING                OPTIONS AND WARRANTS EXERCISABLE
                                   -----------------------------------------------------   ------------------------------------
                                                        WEIGHTED-          WEIGHTED-                              WEIGHTED-
                     RANGE OF                            AVERAGE            AVERAGE                                AVERAGE
                     EXERCISE         NUMBER           CONTRACTUAL          EXERCISE            NUMBER             EXERCISE
                      PRICES        OUTSTANDING           LIFE               PRICE            OUTSTANDING           PRICE
                   -------------   -------------    ------------------   ---------------   -----------------    ---------------
                        $   7.00         118,713             5.3 years         $    7.00              94,972           $   7.00
                            7.00          14,273             6.3 years              7.00               9,416               7.00
                            7.00           2,131             7.3 years              7.00               2,131               7.00
                            9.10           2,142             5.3 years              9.10               1,713               9.10
                            7.35          21,714             5.9 years              7.35              17,371               7.35
                            7.70           1,713             5.3 years              7.70               1,370               7.70
                            8.15           2,131             8.3 years              8.15               2,131               8.15
                           13.97          27,131             8.8 years             13.97               2,131              13.97
                           10.18          50,000             8.3 years             10.18                 -                10.18
                                   -------------                                           -----------------
                                         239,948                                                     131,235
                                   =============                                           =================

           The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                                  YEARS ENDED DECEMBER 31,
                                                                                              --------------------------------
                                                                                                   2003              2002
                                                                                              ---------------   --------------
             Dividend yield                                                                              .78%              - %
             Expected life                                                                           10 years         10 years
             Expected volatility                                                                       20.48%           23.83%
             Risk-free interest rate                                                                    4.83%            4.60%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12.   INCOME TAXES

           The components of income tax expense are as follows:

                                                                                                  YEARS ENDED DECEMBER 31,
                                                                                              --------------------------------
                                                                                                   2003              2002
                                                                                              ---------------   --------------
             Current                                                                           $     334,303     $     246,960
             Deferred                                                                                (45,637)           40,135
                                                                                              ---------------   --------------
                                                                                               $     288,666     $     287,095
                                                                                              ===============   ==============

           The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                                                  YEARS ENDED DECEMBER 31,
                                                                                              --------------------------------
                                                                                                   2003              2002
                                                                                              ---------------   --------------
             Tax provision at statutory federal rate                                          $      319,025    $     290,424
                Tax-exempt income, net                                                               (19,225)         (15,880)
                Other                                                                                (11,134)          12,551
                                                                                              ---------------   --------------
             Income tax expense                                                               $      288,666    $     287,095
                                                                                              ===============   ==============

           The components of deferred income taxes are as follows:

                                                                                                   2003              2002
                                                                                              ---------------   --------------
            Deferred tax assets:
               Loan loss reserves                                                             $      807,378    $     206,523
               Organizational and pre-opening expenses                                                 5,001           12,502
               Nonaccrual loan interest                                                               27,115               -
                                                                                              ---------------   --------------
                                                                                                     839,494          219,025
                                                                                              ---------------   --------------

            Deferred tax liabilities:
               Core deposit premiums                                                                 160,712               -
               Depreciation                                                                          135,542           81,410
               Deferred loan costs, net                                                               67,798           52,963
               Securities available for sale                                                          11,441          151,961
                                                                                              ---------------   --------------
                                                                                                     375,493          286,334
                                                                                              ---------------   --------------

            Net deferred tax assets (liabilities)                                             $      464,001    $     (67,309)
                                                                                              ===============   ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13.   EARNINGS PER SHARE

           Presented below is a summary of the components used to calculate basic and diluted earnings per share:

                                                                                                  YEARS ENDED DECEMBER 31,
                                                                                              --------------------------------
                                                                                                   2003              2002
                                                                                              ---------------   --------------
             Net income                                                                       $       649,643   $      567,086
                                                                                              ===============   ==============

             Weighted average number of
                common shares outstanding                                                           1,460,293        1,439,314
             Effect of dilutive options                                                               205,850           70,927
                                                                                              ---------------   --------------
             Weighted average number of common
                shares outstanding used to calculate
                dilutive earnings per share                                                         1,666,143        1,510,241
                                                                                              ===============   ==============

NOTE 14.   COMMITMENTS AND CONTINGENCIES

           LOAN COMMITMENTS

           The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

           The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

                                                                                                   2003              2002
                                                                                              ---------------   --------------
             Commitments to extend credit                                                     $    13,229,000   $   11,657,375
             Standby letters of credit                                                                341,000          142,230
                                                                                              ---------------   --------------
                                                                                              $    13,570,000   $   11,799,605
                                                                                              ===============   ==============

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           LOAN COMMITMENTS (CONTINUED)

           Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

           At December 31, 2003 and 2002, the carrying amount of liabilities related to the Company's obligation to perform under standby letters of credit was insignificant. The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on standby letters of credit for the years ended December 31, 2003 and 2002.

           CONTINGENCIES

           In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.


NOTE 15.   CONCENTRATIONS OF CREDIT

           CONCENTRATION BY GEOGRAPHIC LOCATION:

           The Company originates primarily commercial, commercial real estate, residential real estate and consumer loans to customers in Dougherty and Lee Counties (Georgia) and Houston County (Alabama) and surrounding counties. The ability of the majority of the Company's customers to honor their contractual obligations is dependent on the local and metropolitan Albany, Georgia and Dothan, Alabama economies.

           Sixty-six percent of the Company's loan portfolio is concentrated in loans secured by real estate. A substantial portion of these loans are in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the Company's loan portfolio and recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's market areas. The other significant concentrations of credit by type of loan are set forth in Note 4.

           The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of each Bank's statutory capital, or approximately $2,050,000 for Albany Bank and $750,000 for Dothan Bank.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16.   REGULATORY MATTERS

           The Banks are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2003, approximately $1,788,000 of retained earnings were available for dividend declaration without regulatory approval.

           The Company and Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company's and Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

           Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, as defined and of Tier I capital to average assets. Management believes, as of December 31, 2003, the Company and the Banks met all capital adequacy requirements to which they are subject.

           As of December 31, 2003, the most recent notification from the regulators categorized Albany Bank and Dothan Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks' categories. Prompt corrective action provisions are not applicable to bank holding companies.

           The Company and Banks' actual capital amounts and ratios are presented in the following table.

                                                                                                        TO BE WELL
                                                                                 FOR CAPITAL         CAPITALIZED UNDER
                                                                                  ADEQUACY           PROMPT CORRECTIVE
                                                            ACTUAL                PURPOSES           ACTION PROVISIONS
                                                     ---------------------  ---------------------  ---------------------
                                                       AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                     ----------  ---------  ----------  ---------  ----------  ---------
                                                                           (DOLLARS IN THOUSANDS)
                                                     -------------------------------------------------------------------
             DECEMBER 31, 2003:
             TOTAL CAPITAL TO RISK WEIGHTED ASSETS:
                CONSOLIDATED                          $  15,876     14.34%   $   8,859         8%        - - N/A - -
                ALBANY BANK                           $  13,831     15.13%   $   7,314         8%   $   9,143        10%
                DOTHAN BANK                           $   2,611     14.05%   $   1,487         8%   $   1,858        10%
             TIER I CAPITAL TO RISK WEIGHTED ASSETS:
                CONSOLIDATED                          $  13,243     11.96%   $   4,430         4%        - - N/A - -
                ALBANY BANK                           $  12,788     13.99%   $   3,657         4%   $   5,486         6%
                DOTHAN BANK                           $   2,373     12.77%   $     743         4%   $   1,115         6%
             TIER I CAPITAL TO AVERAGE ASSETS :
                CONSOLIDATED                          $  13,243      7.89%   $   6,713         4%        - - N/A - -
                ALBANY BANK                           $  12,788      9.92%   $   5,157         4%   $   6,446         5%
                DOTHAN BANK                           $   2,373      9.23%   $   1,028         4%   $   1,285         5%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                        TO BE WELL
                                                                                 FOR CAPITAL         CAPITALIZED UNDER
                                                                                  ADEQUACY           PROMPT CORRECTIVE
                                                            ACTUAL                PURPOSES           ACTION PROVISIONS
                                                     ---------------------  ---------------------  ---------------------
                                                       AMOUNT      RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                     ----------  ---------  ----------  ---------  ----------  ---------
                                                                           (DOLLARS IN THOUSANDS)
                                                     -------------------------------------------------------------------

             December 31, 2002:
             Total Capital to Risk Weighted Assets:
                Consolidated                          $  10,759     13.24%   $   6,595         8%        - - N/A - -
                Albany Bank                           $   9,047     11.20%   $   6,501         8%  $    8,132        10%
             Tier I Capital to Risk Weighted Assets:
                Consolidated                          $   9,938     12.23%   $   3,297         4%        - - N/A - -
                Albany Bank                           $   8,226     10.19%   $   3,251         4%  $    4,880         6%
             Tier I Capital to Average Assets:
                Consolidated                          $   9,938      9.38%   $   4,236         4%        - - N/A - -
                Albany Bank                           $   8,226      7.82%   $   4,206         4%  $    5,258         5%

NOTE 17.   FAIR VALUE OF FINANCIAL INSTRUMENTS

           The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

           The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

           CASH, DUE FROM BANKS, INTEREST-BEARING DEPOSITS AT OTHER FINANCIAL INSTITUTIONS AND FEDERAL FUNDS SOLD: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

           SECURITIES: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

           LOANS: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DEPOSITS: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

           FEDERAL FUNDS PURCHASED, OTHER BORROWINGS AND SUBORDINATED
           DEBENTURES: The carrying amount of variable rate borrowings and federal funds purchased approximate fair value. The fair value of fixed rate other borrowings are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

           ACCRUED INTEREST: The carrying amount of accrued interest approximates their fair value.

           OFF-BALANCE-SHEET INSTRUMENTS: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance-sheet financial instruments is based on fees charged to enter into such agreements.

           The carrying amount and estimated fair value of the Company's financial instruments were as follows:

                                                                December 31, 2003                  December 31, 2002
                                                        ---------------------------------   ---------------------------------
                                                            Carrying           Fair             Carrying           Fair
                                                             Amount            Value             Amount            Value
                                                        ----------------  ---------------   ----------------  ---------------
                                                                               (Dollars in Thousands)
                                                        ---------------------------------------------------------------------
             Financial assets:
                Cash, due from banks, interest-
                   bearing deposits at other financial
                   institutions and federal funds sold   $     6,969,218   $    6,969,218    $     6,919,620   $    6,919,620
                Securities                                    32,905,633       32,905,633         16,967,934       16,967,934
                Loans                                        107,471,219      113,291,000         80,828,005       82,269,000
                Accrued interest receivable                    1,041,529        1,045,529            761,948          761,948

             Financial liabilities:
                Deposits                                     123,222,496      124,869,587         86,003,991       86,945,000
                Federal funds purchased                               -                -           1,705,000        1,705,000
                Other borrowings and subordinated
                    debentures                                20,018,644       20,427,000         10,884,746       11,211,473
                Accrued interest payable                         212,980          212,980            137,883          137,883

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18.   PARENT COMPANY FINANCIAL INFORMATION

           The following information presents the condensed balance sheets as of December 31, 2003 and 2002 and statements of income and cash flows of Community Capital Bancshares, Inc. for the periods ended December 31, 2003 and 2002.

                            CONDENSED BALANCE SHEETS

                                                                                      2003                2002
                                                                                 ---------------    ---------------
             ASSETS
                Cash                                                             $      314,721     $      712,894
                Investment in subsidiaries                                           17,873,051          8,520,816
                Premises and equipment                                                   32,284            358,132
                Other assets                                                          1,298,567            167,915
                                                                                 ---------------    ---------------
                       Total assets                                              $   19,518,623     $    9,759,757
                                                                                 ===============    ===============

             LIABILITIES
                Trust preferred debt                                             $    4,000,000     $           -
                Note payable                                                            500,000             16,778
                Other liabilities                                                     1,730,981                 -
                                                                                 ---------------    ---------------
                        Total liabilities                                             6,230,981             16,778
                                                                                 ---------------    ---------------

             STOCKHOLDERS' EQUITY                                                    13,287,642          9,742,979
                                                                                 ---------------    ---------------

                        Total liabilities and stockholders' equity               $   19,518,623     $    9,759,757
                                                                                 ===============    ===============


                         CONDENSED STATEMENTS OF INCOME

                                                                                      2003                2002
                                                                                 ---------------    ---------------

             INCOME, other                                                       $           19     $           43
                                                                                 ---------------    ---------------

             EXPENSES
                Interest expense                                                        148,975                 -
                Salaries and employees benefits                                         176,047             40,242
                Legal and professional                                                   99,147             26,821
                Occupancy expenses                                                        5,276             39,228
                Other operating expenses                                                169,087            129,427
                                                                                 ---------------    ---------------
                                                                                        598,532            235,718
                                                                                 ---------------    ---------------

                     Loss before income tax benefit and equity
                             in undistributed income of subsidiaries                   (598,513)          (235,675)

             INCOME TAX BENEFIT                                                         211,930             81,773
                                                                                 ---------------    ---------------

                     Loss before equity in undistributed income of subsidiaries        (386,583)          (153,902)

             EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES                           1,036,226            720,988
                                                                                 ---------------    ---------------

                             Net income                                          $      649,643     $      567,086
                                                                                 ===============    ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                      2003                2002
                                                                                 ---------------    ---------------
             OPERATING ACTIVITIES
                Net income                                                       $      649,643     $      567,086
                Adjustments to reconcile net income to net
                   cash used in operating activities:
                   Undistributed income of subsidiaries                              (1,036,226)          (720,988)
                   Increase in taxes receivable                                        (430,484)          (111,833)
                   Depreciation                                                               -             27,884
                   Provision for deferred taxes                                               -             13,736
                   Other operating activities                                          (307,832)            (3,677)
                                                                                 ---------------    ---------------

                         Net cash used in operating activities                       (1,124,899)          (227,792)
                                                                                 ---------------    ---------------

             INVESTING ACTIVITIES
                Increase in investment in subsidiaries                               (3,600,000)                 -
                Purchase of Dothan Bank                                                (192,139)                 -
                Purchase of fixed assets                                                (32,285)          (386,016)
                                                                                 ---------------    ---------------

                        Net cash used in investing activities                        (3,824,424)          (386,016)
                                                                                 ---------------    ---------------

             FINANCING ACTIVITIES
                Dividends paid                                                          (87,863)                 -
                Proceeds from issuance of common stock                                  179,494                  -
                (Purchase) sale of treasury stock                                        38,302           (124,516)
                Proceeds from other borrowings                                        4,500,000                  -
                Stock issue expense related to purchase of Dothan Bank                  (78,783)                 -
                                                                                 ---------------    ---------------

                          Net cash used in financing activities                       4,551,150           (124,516)
                                                                                 ---------------    ---------------

             Net increase (decrease) in cash                                           (398,173)          (738,324)

             Cash at beginning of period                                                712,894          1,451,218
                                                                                 ---------------    ---------------

             Cash at end of year                                                 $      314,721     $      712,894
                                                                                 ===============    ===============


                                          COMMUNITY CAPITAL BANCSHARES, INC.
                                                   AND SUBSIDIARIES
                                       CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                                (Dollars in thousands)


                                                                             March 31,2004      December 31, 2003
                                                                           ----------------- -----------------------
ASSETS
Cash and due from banks                                                         $     7,095             $     4,285
Federal funds sold                                                                   13,790                   2,684
Securities available for sale                                                        28,986                  31,792
Restricted equity securities                                                          1,114                   1,114
Loans                                                                               110,948                 109,589
Less allowance for loan losses                                                        1,957                   2,118
                                                                           ----------------- -----------------------
     Loans, net                                                                     108,991                 107,471
Premises and equipment                                                                4,942                   4,739
Goodwill                                                                              2,118                   2,117
Core deposit premium                                                                    442                     473
Other assets                                                                          4,186                   4,054
                                                                           ----------------- -----------------------
     TOTAL ASSETS                                                               $   171,664             $   158,729
                                                                           ================= =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                                       $    13,194             $    14,035
     Interest bearing                                                               122,347                 109,188
                                                                           ----------------- -----------------------
          Total deposits                                                            135,541                 123,223
Other borrowings                                                                     17,177                  16,018
Guaranteed preferred beneficial interests in junior subordinated
debentures                                                                            4,124                   4,000
Other liabilities                                                                       860                   2,191
                                                                           ----------------- -----------------------
     TOTAL LIABILITIES                                                              157,702                 145,432
                                                                           ----------------- -----------------------

Shareholders' equity
Preferred stock, par value not stated; 2,000,000 shares authorized;
   no shares issued                                                             $     -   -             $       - -
Common stock, $1.00 par value, 10,000,000 shares authorized;
  1,765,264 and 1,741,191 shares issued                                               1,765                   1,741
Capital surplus                                                                      11,198                  11,075
Retained earnings                                                                     1,103                     916
Accumulated other comprehensive income                                                  348                      17
Less cost of treasury stock, 64,149 shares                                            (452)                   (452)
                                                                           ----------------- -----------------------
       TOTAL SHAREHOLDERS' EQUITY                                                    13,962                  13,297
                                                                           ----------------- -----------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $   171,664             $   158,729
                                                                           ================= =======================


                                        COMMUNITY CAPITAL BANCSHARES, INC.
                                                 AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                                    Three months ended March 31, 2004 and 2003
                                 (Dollars in thousands, except earnings per share)


                                                                                        2004                2003
                                                                       ----------------------  ------------------
INTEREST INCOME
     Loans                                                                      $      2,006       $       1,473
     Investment securities                                                               331                 174
     Deposits in banks                                                                     1                   6
     Federal funds sold                                                                   10                   5
                                                                       ----------------------  ------------------
          TOTAL INTEREST INCOME                                                        2,348               1,658
                                                                       ----------------------  ------------------
INTEREST EXPENSE
     Deposits                                                                            517                 532
     Other borrowed money                                                                170                 103
                                                                       ----------------------  ------------------
         TOTAL INTEREST EXPENSE                                                          687                 635
                                                                       ----------------------  ------------------
         NET INTEREST INCOME                                                           1,661               1,023
Provision for loan losses                                                                 15                 130
                                                                       ----------------------  ------------------
          NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                          1,646                 893
                                                                       ----------------------  ------------------
OTHER INCOME
     Service charges on deposit accounts                                                 186                 120
     Financial service fees                                                               21                  13
     Mortgage origination fees                                                            35                  82
     Loss on sale of foreclosed properties                                              (51)                 - -
     Other service charges, commissions and fees                                          34                  35
                                                                       ----------------------  ------------------
                                                                                         225                 250
                                                                       ----------------------  ------------------
OTHER EXPENSES
     Salaries and employee benefits                                                      752                 504
     Equipment and occupancy expenses                                                    218                 145
     Marketing expenses                                                                   55                  27
     Data processing expenses                                                            120                  81
     Stationary and supply expense                                                        42                  23
     Administrative expenses                                                             161                 125
     Other expenses                                                                      198                 120
                                                                       ----------------------  ------------------
         TOTAL EXPENSES                                                                1,546               1,025
                                                                       ----------------------  ------------------
INCOME BEFORE INCOME TAXES                                                               325                 118
Income tax expense                                                                       103                  48
                                                                       ----------------------  ------------------
NET INCOME                                                                      $        222       $          70
                                                                       ======================  ==================
BASIC EARNINGS PER SHARE (weighted average shares used in
calculation: 1,714,196 in 2004 and 1,431,370 in 2003)                           $        .13       $         .05
                                                                                =============      ==============
DILUTED EARNINGS PER SHARE (weighted average shares used in
calculation: 1,924,240 in 2004 and 1,610,849 in 2003)                           $        .12       $         .04
                                                                                =============      ==============


                                           COMMUNITY CAPITAL BANCSHARES, INC.
                                                    AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
                                       Three months ended March 31, 2004 and 2003
                                                 (Dollars in thousands)


                                                                                2004                    2003
                                                                                ----                    ----
NET INCOME                                                                      $        222            $         70
Other comprehensive loss
     Net unrealized holding gains (losses) arising during the
period, net of tax expense (benefit) of   $68,000 in 2004 and
$(9,000) in 2003.                                                                        331                     (16)
                                                                        ---------------------    ---------------------
 COMPREHENSIVE INCOME                                                           $        553            $         54
                                                                        =====================    =====================


                                             COMMUNITY CAPITAL BANCSHARES, INC.
                                                      AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                         Three Months ended March 31, 2004 and 2003
                                                   (Dollars in thousands)


                                                                                           2004                 2003
                                                                                           ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                         $      222           $       70
        Adjustments to reconcile net loss to net cash    used in operating
        activities:
        Depreciation                                                                               98                   64
        Amortization of core deposit premiums                                                      31                  - -
        Provision for loan losses                                                                  15                  131
        Net gain on sale of investments available for sale                                        (2)
        Provision for deferred taxes                                                               46
        Decrease (increase) in interest receivable                                                 71                 (37)
        Other operating activities                                                            (1,522)                (379)
                                                                                   ------------------- --------------------
             Net cash used in operating activities                                            (1,041)                (151)
                                                                                   ------------------- --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchase of property and equipment                                                      (302)                 (26)
        Net decrease in federal funds sold                                                   (11,106)              (5,254)
        Net increase in loans                                                                 (1,535)              (8,372)
        Proceeds from sales of securities available for sale                                    3.753                  - -
        Proceeds from maturities of securities available for sale                               1,466                  899
        Purchase of securities available for sale                                             (2,012)                (975)
        Adjustment to acquisition                                                                (49)                  - -
                                                                                   ------------------- --------------------
             Net cash used in Investing activities                                            (9,785)             (13,728)
                                                                                   ------------------- --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
        Net increase in deposits                                                               12,318                8,912
        Proceeds from Trust Preferred issuance                                                    - -                4,000
        Decrease in federal funds purchased                                                       - -              (1,705)
        Net increase in other borrowings                                                        1,158                 (61)
        Dividends paid                                                                           (35)
        Proceeds from exercise of stock warrants                                                  195                  - -
        Sale (purchase) of treasury stock                                                         - -                    6
                                                                                   ------------------- --------------------
             Net cash provided by financing activities                                         13,636               11,152
                                                                                   ------------------- --------------------
        Net increase (decrease) in cash                                                         2,810              (2,727)
        Cash and due from banks at beginning of period                                          4,285                6,920
                                                                                   ------------------- --------------------
        Cash and due from banks at end of period                                           $    7,095           $    4,193
                                                                                   =================== ====================

SUPPLEMENTAL DISCLOSURE
        Cash paid for interest                                                             $      701           $      534
        Income taxes                                                                       $       30           $      200
NON-CASH TRANSACTION
        Unrealized losses on securities available for sale                                 $      399           $       25
                                                                                   =================== ====================

                       COMMUNITY CAPITAL BANCSHARES, INC.
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Community Capital Bancshares, Inc. (the "Company") is a multi-bank holding company whose principal activity is the ownership and management of its wholly-owned bank subsidiaries, Albany Bank and Trust, N.A ("Albany Bank") and First Bank of Dothan, Inc. ("Dothan Bank"), collectively referred to as "the Banks." Albany Bank's main office is located in Albany, Dougherty County, Georgia, with one loan production office in Albany and one full service branch in Lee County, Georgia. Dothan Bank is located in Dothan, Houston County, Alabama. The Banks provide a full range of banking services to individual and corporate customers in their primary market areas of Dougherty and Lee Counties, Georgia and Houston County, Alabama.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

The interim financial statements included herein are unaudited but reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the interim period presented. All such adjustments are of a normal recurring nature. The results of operations for the period ended March 31, 2004 are not necessarily indicative of the results of a full year's operations, and should be read in conjunction with the Company's annual report as filed on Form 10-KSB.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry.

INCOME TAXES

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in the tax rates and laws.

The Company and its subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to the income taxes (benefits) of the consolidated group.

STOCK COMPENSATION PLANS

At March 31, 2004, the Company had two stock-based employee compensation plans, which are described in more detail in the 2003 annual report. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. In addition, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure in December 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

                                                                QUARTER ENDED MARCH 31,
                                                           ----------------------------------
                                                                 2004              2003
                                                           ---------------- -----------------
     Net income, as reported                               $       223,000  $         70,000
     Deduct: Total stock-based employee compensation
       expense determined under fair value based
       method for all awards, net of related tax effects           (23,000)          (23,000)
                                                           ---------------- -----------------
     Pro forma net income                                  $       200,000  $         47,000
                                                           ================ =================
     Earnings per share:
        Basic - as reported                                $           .13  $            .05
                                                           ================ =================
        Basic - pro forma                                  $           .11  $            .03
                                                           ================ =================
        Diluted - as reported                              $           .12  $            .04
                                                           ================ =================
        Diluted - pro forma                                $           .10  $            .03
                                                           ================ =================

ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" and, on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. The Company adopted the provisions of FIN 46 as of January 1, 2004. As required by the provisions of the Interpretation, the Company deconsolidated its investment in its subsidiary trust which issued subordinated trust preferred securities. The adoption of FIN 46 and related provisions had the effect of increasing assets by $124,000 and liabilities by the same amount. The adoption of the provisions had no effect on net income.

--------------------------------------------------------------------------------
TABLE OF CONTENTS                     PAGE

RISK FACTORS.............................6            COMMUNITY CAPITAL
                                                       BANCSHARES, INC.
CAUTIONARY STATEMENT ABOUT
FORWARD-LOOKING STATEMENTS.............11
                                                          1,000,000
USE OF PROCEEDS........................12
                                                          SHARES OF
CAPITALIZATION.........................13
                                                         COMMON STOCK
PRICE RANGE OF OUR COMMON STOCK........14
                                                          PROSPECTUS
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS..................16

BUSINESS...............................29

PRINCIPAL SHAREHOLDERS AND STOCK
OWNERSHIP OF MANAGEMENT................37                _________, 2004

MANAGEMENT.............................39

CERTAIN TRANSACTIONS...................46

DESCRIPTION OF CAPITAL STOCK...........46

CERTAIN PROVISIONS OF THE ARTICLES
OF INCORPORATION AND BYLAWS............47             FIG PARTNERS, L.L.C.

SUPERVISION AND REGULATION.............51

PLAN OF DISTRIBUTION...................61

LEGAL MATTERS..........................62

EXPERTS................................62

WHERE YOU CAN FIND ADDITIONAL
INFORMATION ABOUT US...................62

DOCUMENTS INCORPORATED BY
REFERENCE..............................63

Index to Consolidated Financial
   Statements.........................F-1


        Prospective investors may rely only on the information contained in this prospectus. Community Capital has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Canada are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

--------------------------------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Consistent with the applicable provisions of the laws of Georgia, the Registrant's bylaws provide that the Registrant will indemnify directors, officers, employees or agents of the Registrant (collectively, the "insiders") against expenses actually and reasonably incurred by them if they are successful on the merits or otherwise in the defense of a claim or proceeding. With respect to a claim or proceeding in which an insider is not successful on the merits or otherwise, the indemnification provisions provide that the Registrant will indemnify insiders who meet the applicable standard of conduct. The applicable standard of conduct is met if the insider acted in a manner he or she in good faith believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if the insider had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, the shareholders or independent legal counsel in each specific case.

        The Registrant will make advances against expenses, so long as the insider seeking indemnification provides a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and agrees to refund the advance if it is ultimately determined that he or she is not entitled to indemnification.

        The bylaws of the Registrant also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an insider may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. The Registrant can also provide for greater indemnification than that set forth in the bylaws if it chooses to do so, subject to approval by the Registrant's shareholders.

        The bylaws specifically provide that the Registrant may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not the Registrant would have had the power to indemnify against such liability.

        In addition, the Registrant's articles of incorporation, subject to certain exceptions, eliminate the potential personal liability of a director for monetary damages to the Registrant and to the shareholders of the Registrant for breach of a duty as a director. There is no elimination of liability for (1) a breach of duty involving appropriation of a business opportunity of the Registrant, (2) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law, (3) a transaction from which the director derives an improper material tangible personal benefit, or (4) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. Article 11 does not eliminate or limit the right of the Registrant or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

ITEM 25.        OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Estimated expenses of the sale of the Registrant's common stock, $1.00 par value, are as follows:

                Securities and Exchange Commission Registration Fee       $  1,485
                Legal Fees and Expenses                                     75,000
                NASD Examination Fees                                       13,000
                Blue Sky Fees and Expenses                                  25,000
                Accounting Fees and Expenses                                 6,500
                Printing and Engraving Expenses                             30,000
                Miscellaneous                                                2,015
                                                                          --------
                                                                   Total  $153,000
                                                                          ========

ITEM 26.        RECENT SALES OF UNREGISTERED SECURITIES.

        The response to this Item is partially included in Community Capital's Annual Report to Shareholders at page 49 and is incorporated herein by reference.

        On November 13, 2003, Community Capital acquired First Bank of Dothan pursuant to the terms of an Agreement and Plan of Merger by and between First Bank of Dothan and Community Capital. Under the terms of the agreement and as of November 13, 2003, 150,000 outstanding shares of First Bank of Dothan common stock were converted into the right to receive an aggregate of 216,000 shares of Community Capital common stock. Additionally, 100,000 outstanding shares of First Bank of Dothan common stock were converted into the right to receive cash equal to $18.72 per share. The shares of Community Capital common stock issued to First Bank of Dothan shareholders were issued to accredited investors and no more than 35 unaccredited investors. The shares were issued in a private placement exempted from registration under Rule 506 of the Securities Act of 1933.


ITEM 27.        EXHIBITS.


Exhibit
Number          Description
------          -----------
  1.1+         Form of Selling Agency Agreement between Community Capital Bancshares, Inc. and FIG
               Partners, L.L.C. /+

  3.1          Articles of Incorporation./1

  3.2          Bylaws./1

  4.1          Instruments Defining the Rights of Security Holders. See Articles of Incorporation at
               Exhibit 3.1 hereto and Bylaws at Exhibit 3.2 hereto.

  4.2          Amended and Restated Declaration of Trust./2

  4.3          Indenture Agreement. /2

  4.4          Guarantee Agreement. /2

  5.1          Opinion of Powell, Goldstein, Frazer & Murphy LLP.

  10.3*        Amended and Restated Employment Agreement dated August 19, 1998, among Albany
               Bank & Trust, N.A. (In Organization), Community  Capital Bancshares, Inc. and Robert E.
               Lee/1 and the Form of Amendment thereto./1

  10.4*        Employment Agreement dated October 1, 1998, among Albany Bank & Trust, N.A. (In
               Organization), Community Capital Bancshares, Inc. and David C. Guillebeau, as amended
               November 9, 1998/1 and the Form of Second Amendment thereto./1

  10.5         Form of Community Capital Bancshares, Inc. Organizers' Warrant Agreement./3

  10.6*        Community Capital Bancshares, Inc. Amended and Restated 1998 Stock Incentive Plan./4

  10.7*        Form of Community Capital Bancshares, Inc. Incentive Stock Option Award./1

  10.8*        Community Capital Bancshares, Inc. 2000 Outside Directors' Stock Option Plan./5

  10.9*        Community Capital Bancshares, Inc. Non-Qualified Stock Option Agreement with Charles
               Jones, dated November 15, 1999./5

  10.10*       Community Capital Bancshares, Inc. Non-Qualified Stock Option Agreement with Richard
               Bishop, dated April 11, 2000./5

  10.11*       First Amendment to the Community Capital Bancshares, Inc. 1998 Stock Incentive Plan. /6

  10.12*       First Amendment to the Community Capital Bancshares, Inc. 2000 Outside Directors'
               Stock Option Plan. /6

  10.13*       Community Capital Bancshares, Inc. Restated Employee Stock Purchase Plan. /6

  10.14        Agreement and Plan of Merger by and between First Bank of Dothan, Inc. and Community
               Capital Bancshares, Inc., dated as of July 2, 2003./7

  10.15        First Amendment to the Agreement and Plan of Merger by and between First Bank of
               Dothan, Inc. and Community Capital Bancshares, Inc., dated  August 6, 2003./8

  10.16        Second Amendment to the Agreement and Plan of Merger by and Between First Bank of
               Dothan, Inc. and Community Capital Bancshares, Inc., dated September 24, 2003./9

  13.1         Community Capital Bancshares, Inc. 2003 Annual Report to Shareholders. Except with respect to those portions specifically incorporated by reference into this Report,
               Community Capital's 2003 Annual Report to Shareholders is not deemed to be filed as part of this Report.

  22.1         Subsidiaries of Community Capital Bancshares, Inc.

  23.1         Consent of Mauldin & Jenkins, LLC

  24.1         Power of Attorney (appears on the signature pages to this Registration Statement).

-----------------------------------------------
+    To be filed by amendment or incorporated by reference.

*    Compensatory plan or arrangement.

1 Incorporated herein by reference to exhibit of same number in Community Capital's Registration Statement on Form SB-2, Registration No. 333-68307, filed December 3, 1998.

2 Incorporated herein by reference to exhibit of the same number in Community Capital's Quarterly Report on Form 10-QSB for the period ended March 31, 2003 (File no. 000-25345), filed May 15, 2003.

3 Incorporated herein by reference to exhibit of same number in Community Capital's Amendment No. 1 to Registration Statement on Form SB-2, Registration No. 333-68307, filed February 2, 1999

4 Incorporated by reference to exhibit of same number in Community Capital's Amendment No. 2 to Registration Statement on Form SB-2, Registration No. 333-68307, filed February 2, 1999.

5 Incorporated by reference to exhibit of same number in Community Capital's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000 (File no. 000-25345), filed November 14, 2000.

6 Incorporated by reference to exhibit of same number in Community Capital's Form 10-KSB (File no. 000-25345), filed March 26, 2002.

7 Incorporated by reference to Exhibit 99.1 in Community Capital's Current Report on Form 8-K (File no. 000-25345), filed July 7, 2003.

8 Incorporated by reference to exhibit of same number in Community Capital's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2003 (File no. 000-25345), filed August 14, 2003.

9 Incorporated by reference to Exhibit 99.1 in Community Capital's Registration Statement on Form S-3, Registration No. 333-111323, filed December 18, 2003.


ITEM 28.        UNDERTAKINGS.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes as follows:

        (a)(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                (iii) Include any additional or changed material information on the plan of distribution.

        (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3) File a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

        (b)(1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

        (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Registration Statement to be signed on its behalf by the undersigned in the city of Albany, state of Georgia, on June 1, 2004.


                                         COMMUNITY CAPITAL BANCSHARES, INC.


                                         By:     /s/ Robert E. Lee
                                            ------------------------------------
                                                 Robert E. Lee,
                                                 President

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Robert E. Lee, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature                           Title                           Date
---------                           -----                           ----


 /s/ Robert M. Beauchamp          Director                          June 1, 2004
------------------------------
Robert M. Beauchamp


/s/ Bennett D. Cotten, Jr.        Director                          June 1, 2004
------------------------------
Bennett D. Cotten, Jr.


/s/ Glenn A. Dowling              Director                          June 1, 2004
------------------------------
Glenn A. Dowling


/s/ Mary Helen Dykes              Director                          June 1, 2004
------------------------------
Mary Helen Dykes


/s/ Charles M. Jones, III         Chairman of the Board             June 1, 2004
------------------------------    and Chief Executive Officer
Charles M. Jones, III


/s/ Van Cise Knowles              Director                          June 1, 2004
------------------------------
Van Cise Knowles


/s/ C. Richard Langley            Director                          June 1, 2004
------------------------------
C. Richard Langley


/s/ Robert E. Lee                 Director and President            June 1, 2004
------------------------------    (Principal Executive Officer)
Robert E. Lee

/s/ Corinne C. Martin              Director                         June 1, 2004
-----------------------------
Corinne C. Martin


/s/ William F. Mcafee              Director                         June 1, 2004
-----------------------------
William F. McAfee


                                   Director
-----------------------------
Mark M. Shoemaker


/s/ Jane Anne D. Sullivan          Director                         June 1, 2004
-----------------------------
Jane Anne D. Sullivan


/s/ John P. Ventulett, Jr.         Director                         June 1, 2004
-----------------------------
John P. Ventulett, Jr.


/s/ Lawrence B. Willson            Director                         June 1, 2004
-----------------------------
Lawrence B. Willson


/s/ James D. Woods                 Director                         June 1, 2004
-----------------------------
James D. Woods


/s/ David J. Baranko               Chief Financial Officer          June 1, 2004
-----------------------------      (Principal Financial and
David J. Baranko                   Accounting Officer)

                                INDEX TO EXHIBITS


Exhibit
Number          Description
------          -----------

  3.1          Articles of Incorporation./1

  3.2          Bylaws./1

  4.1          Instruments  Defining the Rights of Security  Holders. See Articles of Incorporation at
               Exhibit 3.1 hereto and Bylaws at Exhibit 3.2 hereto.

  4.2          Amended and Restated Declaration of Trust./2

  4.3          Indenture Agreement. /2

  4.4          Guarantee Agreement. /2

  5.1          Opinion of Powell, Goldstein, Frazer & Murphy LLP.

  10.3*        Amended and Restated Employment Agreement dated August 19, 1998, among Albany
               Bank & Trust, N.A. (In Organization), Community Capital Bancshares, Inc. and Robert E.
               Lee/1 and the Form of Amendment thereto./1

  10.4*        Employment Agreement dated October 1, 1998, among Albany Bank & Trust, N.A. (In
               Organization), Community Capital Bancshares, Inc. and David C. Guillebeau, as amended
               November 9, 1998/1 and the Form of Second Amendment thereto./1

  10.5         Form of Community Capital Bancshares, Inc. Organizers' Warrant Agreement./3

  10.6*        Community Capital Bancshares, Inc. Amended and Restated 1998 Stock Incentive Plan./4

  10.7*        Form of Community Capital Bancshares, Inc. Incentive Stock Option Award./1

  10.8*        Community Capital Bancshares, Inc. 2000 Outside Directors' Stock Option Plan./5

  10.9*        Community Capital Bancshares, Inc. Non-Qualified Stock Option Agreement with Charles
               Jones, dated November 15, 1999./5

  10.10*       Community Capital Bancshares, Inc. Non-Qualified Stock Option Agreement with Richard
               Bishop, dated April 11, 2000./5

  10.11*       First Amendment to the Community Capital Bancshares, Inc. 1998 Stock Incentive Plan. /6

  10.12*       First Amendment to the Community Capital Bancshares, Inc. 2000 Outside Directors'
               Stock Option Plan. /6

  10.13*       Community Capital Bancshares, Inc. Restated Employee Stock Purchase Plan. /6

  10.14        Agreement and Plan of Merger by and between First Bank of Dothan, Inc. and
               Community Capital Bancshares, Inc., dated as of July 2, 2003./7

  10.15        First Amendment to the Agreement and Plan of Merger by and between First Bank of
               Dothan, Inc. and Community Capital Bancshares, Inc., dated  August 6, 2003./8

  10.16        Second Amendment to the Agreement and Plan of Merger by and Between First Bank of
               Dothan, Inc. and Community Capital Bancshares, Inc., dated September 24, 2003./9

  13.1         Community Capital Bancshares, Inc. 2003 Annual Report to Shareholders. Except with respect to those portions specifically incorporated by reference into this Report,
               Community Capital's 2003 Annual Report to Shareholders is not deemed to be filed as part of this Report.

  22.1         Subsidiaries of Community Capital Bancshares, Inc.

  23.1         Consent of Mauldin & Jenkins, LLC

  24.1         Power of Attorney (appears on the signature pages to this Registration Statement).

-----------------------------------------------
*    Compensatory plan or arrangement.

1 Incorporated herein by reference to exhibit of same number in Community Capital's Registration Statement on Form SB-2, Registration No. 333-68307, filed December 3, 1998.

2 Incorporated herein by reference to exhibit of the same number in Community Capital's Quarterly Report on Form 10-QSB for the period ended March 31, 2003 (File no. 000-25345), filed May 15, 2003.

3 Incorporated herein by reference to exhibit of same number in Community Capital's Amendment No. 1 to Registration Statement on Form SB-2, Registration No. 333-68307, filed February 2, 1999

4 Incorporated by reference to exhibit of same number in Community Capital's Amendment No. 2 to Registration Statement on Form SB-2, Registration No. 333-68307, filed February 2, 1999.

5 Incorporated by reference to exhibit of same number in Community Capital's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000 (File no. 000-25345), filed November 14, 2000.

6 Incorporated by reference to exhibit of same number in Community Capital's Form 10-KSB (File no. 000-25345), filed March 26, 2002.

7 Incorporated by reference to Exhibit 99.1 in Community Capital's Current Report on Form 8-K (File no. 000-25345), filed July 7, 2003.

8 Incorporated by reference to exhibit of same number in Community Capital's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2003 (File no. 000-25345), filed August 14, 2003.

9 Incorporated by reference to Exhibit 99.1 in Community Capital's Registration Statement on Form S-3, Registration No. 333-111323, filed December 18, 2003.